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[redacted]

08001184

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City Developments Ltd

*CURRENT ADDRESS

PROCESSED

MAR 1 4 2008

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03672 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/11/08

CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0350/08/LTR

29 February 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

**BY COURIER**

AR/S
12-31-07

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 20 February 2008 (*Announcement of Full Year Results for the year ended 31 December 2007 of Subsidiary Company, Grand Plaza Hotel Corporation*);
- 20 February 2008 (*Announcement of Full Year Results for the year ended 31 December 2007 of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited*);
- 20 February 2008 (*Announcement of Full Year Results for the year ended 31 December 2007 of Subsidiary Company, Millennium & Copthorne Hotels plc*);
- 22 February 2008 (*Interested Person Transactions – Provision of Loans to Joint Ventures*);
- 25 February 2008 (*Announcement by Subsidiary Company, City e-Solutions Limited on Audited Annual Results for the Year Ended 31 December 2007*);
- 26 February 2008 (*Announcement by Subsidiary Company, City e-Solutions Limited on Final Dividend for the year ended 31 December 2007*);

.../2

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

- 28 February 2008 (*Unaudited Full Year Financial Statement and Dividend Announcement*);
- 28 February 2008 (*News Release – CDL Achieves Record Profit Since Inception*); and
- 28 February 2008 (*Presentation Slides: (i) Full Year 2007 Financial Report; and (ii) CDL Corporate Social Responsibility Profile*

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

K:\EL-Team\Inse's Folder\Ltr 2008\ADR\0253-sec(adr) doc(EL/kw)

| Unaudited Full Year * Financial Statement And Dividend Announcement |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Shufen Loh @ Catherine Shufen Loh |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 28-Feb-2008 07:13:11 |
| Announcement No. | 00011 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| For the Financial Period Ended * | 31-12-2007 |

| Attachments: | CDL_FY07.pdf<br>Total size = **165K**<br>(2048K size limit recommended) |
|---|---|

# UNAUDITED FULL YEAR FINANCIAL STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

## PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

**1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**These figures have not been audited.**

| | | The Group Full Year Ended 31 December | | |
|---|---|---|---|---|
| | | 2007 | 2006 | Incr/ (Decr) |
| | | S$'000 | S$'000 | % |
| Revenue | | 3,106,106 | 2,546,804 | 22.0 |
| Cost of sales | | (1,478,150) | (1,179,145) | 25.4 |
| **Gross profit** | | 1,627,956 | 1,367,659 | 19.0 |
| Other operating income [2] | (a) | 29,202 | 187,519 | (84.4) |
| Administrative expenses [3] | | (522,757) | (460,792) | 13.4 |
| Other operating expenses [4] | | (396,230) | (420,726) | (5.8) |
| **Profit from operations** | | 738,171 | 673,660 | 9.6 |
| Finance income | | 49,218 | 42,468 | 15.9 |
| Finance costs | | (119,486) | (138,718) | (13.9) |
| **Net finance costs [5]** | | (70,268) | (96,250) | (27.0) |
| Share of after-tax profit of associates [6] | | 16,254 | 5,956 | 172.9 |
| Share of after-tax profit of jointly-controlled entities [7] | | 270,456 | 108,912 | 148.3 |
| **Profit before income tax [1]** | | 954,613 | 692,278 | 37.9 |
| Income tax expense [8] | | (65,394) | (129,312) | (49.4) |
| **Profit for the year** | | 889,219 | 562,966 | 58.0 |
| **Attributable to:** | | | | |
| **Equity holders of the Company** | (b) | **724,993** | **351,659** | 106.2 |
| Minority interests | | 164,226 | 211,307 | (22.3) |
| **Profit for the year** | | 889,219 | 562,966 | 58.0 |
| **Earnings per share** | | | | |
| **- basic** | | 78.3 cents | 37.0 cents | 111.6 |
| **- diluted** | | 76.0 cents | 36.6 cents | 107.7 |

*Note:*

*(a) Included in 2006 is an one-off gain of $150.9 million arising from the disposal of long leasehold interest in four Singapore hotels to CDL Hospitality Trusts.*

*(b) The profit attributable to equity holders of the Company for Q4 2007 has increased by 71.1% to $235.0 million (Q4 2006: $137.3 million).*

**Notes to the Group's Income Statement:**

(1) Profit before income tax includes the following:

| | The Group Full Year Ended 31 December 2007 S$'000 | 2006 S$'000 |
|---|---|---|
| Interest income | 41,740 | 32,944 |
| Profit on sale of investments, long leasehold interest in hotels and property, plant and and equipment (net) | 4,337 | 153,786 |
| Investment income | 14,150 | 9,647 |
| Gain on dilution of investment in an associate | 6,013 | - |
| (Allowance for)/Write-back of allowance for foreseeable losses on development properties (net) | (16,783) | 38,561 |
| Depreciation and amortisation | (136,139) | (155,705) |
| Interest expenses | (112,478) | (135,085) |
| Net exchange (loss)/gain | (8,711) | 6,043 |
| Mark-to-market gain on financial assets held for trading (net) | 4,163 | 8,919 |
| Property, plant and equipment written off | (22,163) | (3,429) |
| Write-back of impairment losses on investment properties | 75,017 | 821 |
| Impairment losses on property, plant and equipment | (20,320) | (10,041) |

(2) Other operating income, comprising mainly net exchange gain, management fee, profit on sale of investments, long leasehold interest in hotels, property, plant and equipment and miscellaneous income, decreased by $158.3 million to $29.2 million (2006: $187.5 million). The decrease was attributable to profit recognised in Q3 2006 on sale of long leasehold interest in four Singapore hotels to CDL Hospitality Trusts (CDLHT) of $150.9 million and business interruption insurance proceeds received of $15.9 million in respect of the Millenium Hilton New York, held by the Company's 53% owned subsidiary, Millennium & Copthorne Hotels plc (M&C). This is partially mitigated by £1.9 million (approximately S$6.0 million) recorded in Q3 2007 in relation to gain on dilution of investment in CDLHT following subscription to a right issues of shares at a discount by M&C, through its wholly-owned subsidiaries, together with M&C Group's non-participation in a S$32.8m private placement issue, the effect of which marginally diluted the M&C Group's interest in CDLHT. In addition, profit from sale of some shares held in CDLHT and release of £1.0 million (approximately S$3.0 million) property tax provision in Q1 2007 set aside by M&C on the acquisition of Regal hotels located in United States in 1999 following protracted negotiations have also mitigated the decrease in 2007.

(3) Administrative expenses, comprise mainly depreciation, hotel administrative expenses, operating lease expenses and salaries and related expenses, increased by $62.0 million primarily due to rental expenses incurred for the leaseback of four Singapore hotels commencing from July 2006 from CDLHT.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses, net exchange loss and professional fees and write-back of/(allowance for) impairment losses on investment properties and property, plant and equipment. This has decreased by $24.5 million from $420.7 million in 2006 to $396.2 million this year on account of a net write-back of impairment losses on investment properties and property, plant and equipment of $54.7 million in 2007 as compared to an impairment made of $9.2 million in 2006. The decline is however partially offset by higher property, plant and equipment written off and increase in hotel other operating expenses.

(5) Net finance costs comprise primarily interest on borrowings and amortisation of capitalised transaction costs on borrowings and debt securities, net of interest income and mark-to-market gains on financial assets held for trading . This has decreased by $26.0 million due to lower interest expenses incurred by its subsidiary, M&C, as a result of its lower borrowings.

(6) Share of after-tax profit of associates relates mainly to the Group's share of results of CDLHT.

(7) Share of after-tax profit of jointly-controlled entities surged to $270.5 million (2006: $108.9 million) primarily due to profit recognised from The Oceanfront @ Sentosa Cove and higher contributions from St Regis Residences, The Sail @ Marina Bay, Cuscaden Residences and Parc Emily. In addition, there was also write-back on allowance for foreseeable losses previously provided on certain development projects.

(8) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates.

| | The Group Full Year Ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| The tax charge relates to the following: | S$'m | S$'m |
| Profit for the year | 155.8 | 131.4 |
| Overprovision in respect of prior years | (90.4) | (2.1) |
| | 65.4 | 129.3 |

The tax charge for 2007 versus 2006 had shown a significant decrease mainly due to changes made in the UK tax legislation on hotel tax allowances and reduction in tax rates in various geographical regions where the Group's hotel operations are located. In addition, the reduction in Singapore corporate tax rate has also benefited Singapore property operations. Excluding these overprovisions, the effective tax rate for the Group for 2007 would be 16.3% (2006: 19.0%).

**1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

| | Note | <---- The Group ----> | | <-- The Company --> | |
|---|---|---|---|---|---|
| | | As at 31.12.2007 S$'000 | As at 31.12.2006 S$'000 | As at 31.12.2007 S$'000 | As at 31.12.2006 S$'000 |
| **Non-current assets** | | | | | |
| Property, plant and equipment | | 4,038,315 | 3,893,041 | 104,202 | 65,923 |
| Investment properties | | 2,468,253 | 2,425,788 | 281,942 | 276,429 |
| Investments in subsidiaries | | - | - | 2,258,755 | 2,219,682 |
| Investments in associates | | 277,615 | 116,990 | - | - |
| Investments in jointly-controlled entities | | 553,213 | 289,014 | 34,159 | 50,054 |
| Financial assets | | 183,880 | 152,858 | 39,307 | 39,582 |
| Other non-current assets | | 248,324 | 277,354 | 127,897 | 137,202 |
| | | 7,769,600 | 7,155,045 | 2,846,262 | 2,788,872 |
| **Current assets** | | | | | |
| Development properties | | 2,578,015 | 2,281,858 | 1,428,690 | 1,469,935 |
| Consumable stocks | | 14,877 | 14,507 | - | - |
| Financial assets | | 67,509 | 70,703 | - | - |
| Trade and other receivables | | 1,076,947 | 705,328 | 2,278,295 | 1,376,141 |
| Cash and cash equivalents | | 711,602 | 776,924 | 103,027 | 99,741 |
| | | 4,448,950 | 3,849,320 | 3,810,012 | 2,945,817 |
| **Total assets** | | 12,218,550 | 11,004,365 | 6,656,274 | 5,734,689 |
| **Equity attributable to equity holders of the Company** | | | | | |
| Share capital | | 1,991,397 | 1,991,397 | 1,991,397 | 1,991,397 |
| Reserves | | 3,207,387 | 2,743,138 | 2,343,449 | 1,914,961 |
| | | 5,198,784 | 4,734,535 | 4,334,846 | 3,906,358 |
| **Minority interests** | | 1,717,613 | 1,645,564 | - | - |
| **Total equity** | | 6,916,397 | 6,380,099 | 4,334,846 | 3,906,358 |
| **Non-current liabilities** | | | | | |
| Interest-bearing borrowings | (1) | 3,235,377 | 2,316,947 | 1,618,809 | 589,384 |
| Employee benefits | | 36,999 | 45,178 | - | - |
| Other liabilities | | 74,739 | 53,323 | 21,336 | 10,070 |
| Provisions | | 3,464 | 5,548 | - | - |
| Deferred tax liabilities | | 426,812 | 467,267 | 45,999 | 22,955 |
| | | 3,777,391 | 2,888,263 | 1,686,144 | 622,409 |
| **Current liabilities** | | | | | |
| Trade and other payables | | 585,002 | 572,641 | 249,932 | 542,253 |
| Interest-bearing borrowings | (1) | 796,290 | 1,031,471 | 351,647 | 610,427 |
| Employee benefits | | 15,718 | 16,336 | 1,625 | 1,477 |
| Other liabilities | | 2,236 | 2,498 | - | - |
| Provision for taxation | | 115,894 | 110,701 | 32,080 | 51,765 |
| Provisions | | 9,622 | 2,356 | - | - |
| | | 1,524,762 | 1,736,003 | 635,284 | 1,205,922 |
| **Total liabilities** | | 5,302,153 | 4,624,266 | 2,321,428 | 1,828,331 |
| **Total equity and liabilities** | | 12,218,550 | 11,004,365 | 6,656,274 | 5,734,689 |

*Note:*

*(1) These balances are stated at amortised cost after taking into consideration their related transaction costs.*

**1(b)(ii) Aggregate amount of group's borrowings and debt securities.**

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

| | | As at 31/12/2007 S$'000 | As at 31/12/2006 S$'000 |
|---|---|---|---|
| **Unsecured** | | | |
| -repayable within one year | | 794,986 | 641,377 |
| -repayable after one year | | 2,362,822 | 1,546,115 |
| | (a) | 3,157,808 | 2,187,492 |
| **Secured** | | | |
| -repayable within one year | | 2,206 | 390,714 |
| -repayable after one year | | 879,484 | 777,855 |
| | (b) | 881,690 | 1,168,569 |
| Gross borrowings | (a)+(b) | 4,039,498 | 3,356,061 |
| Less: cash and cash equivalents | | (711,602) | (776,924) |
| Net borrowings | | 3,327,896 | 2,579,137 |

**Details of any collateral**

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

**1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Full Year Ended 31 December 2007 S$'000 | Full Year Ended 31 December 2006 S$'000 |
|---|---|---|
| **Operating Activities** | | |
| Profit before income tax | 954,613 | 692,278 |
| **Adjustments for:** | | |
| Depreciation and amortisation | 136,139 | 155,705 |
| Dividend income | (14,150) | (9,647) |
| Finance income | (49,218) | (42,468) |
| Finance costs | 119,486 | 135,085 |
| Impairment losses on property, plant and equipment | 20,320 | 10,041 |
| Write-back of impairment losses on investment properties | (75,017) | (821) |
| Profit on sale of long leasehold interest in hotels and property, plant and equipment | (1,812) | (153,581) |
| Gain on dilution of investment in an associate | (6,013) | - |
| Loss on liquidation of a jointly-controlled entity | 24 | 1,247 |
| Profit on sale of investments | (310) | (205) |
| Property, plant and equipment written off | 22,163 | 3,429 |
| Profit on partial disposal of interest in an associate | (2,215) | - |
| Share of after-tax profit of associates | (16,254) | (5,956) |
| Share of after-tax profit of jointly-controlled entities | (270,456) | (108,912) |
| Units in an associate received in lieu of fee income | (8,242) | - |
| Value of employee services received for issue of share options | 2,340 | 1,822 |
| Operating profit before working capital changes | 811,398 | 678,017 |
| **Changes in working capital** | | |
| Development properties | (249,663) | (198,046) |
| Stocks, trade and other receivables | 76,670 | (82,457) |
| Trade and other payables | 99,597 | (2,991) |
| Employee benefits | (24,535) | (3,012) |
| Cash generated from operations | 713,467 | 391,511 |
| Income tax paid | (98,152) | (62,121) |
| **Cash flows from operating activities carried forward** | **615,315** | **329,390** |

| | Full Year Ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| | S$'000 | S$'000 |
| **Cash flows from operating activities brought forward** | **615,315** | **329,390** |
| **Investing Activities** | | |
| Acquisition of subsidiaries (net of cash acquired) | - | (48,674) |
| Dividends received | | |
| - financial investments | 12,429 | 8,379 |
| - jointly-controlled entities | 34,500 | 28,204 |
| - an associate | 19,953 | - |
| Interest received | 46,649 | 48,934 |
| Purchase of intangible assets | - | (5) |
| Proceeds from sale of long leasehold interest in hotels and property, plant and equipment | 402 | 869,106 |
| Proceeds from partial disposal of interest in an associate | 4,771 | - |
| Proceeds from liquidation of a jointly-controlled entity | 77 | - |
| Purchase of investments in jointly-controlled entities | (37,483) | (250) |
| Purchase of investments in associates | (150,727) | (229,640) |
| Purchase of financial assets | (30,699) | (51,509) |
| Capital expenditure on investment properties | (10,471) | (13,270) |
| Payments for purchase of property, plant and equipment and lease premium | (485,762) | (164,055) |
| **Cash flows from investing activities** | (596,361) | 447,220 |
| **Financing Activities** | | |
| Advances (to)/from related parties | (348,934) | 2,896 |
| (Return of capital to)/Capital contribution from minority shareholders (net) | (23,735) | 12,001 |
| Dividends paid | (260,002) | (198,123) |
| Fixed deposits pledged to a financial institution | - | 1,026 |
| Repayment of other long-term liabilities | (2,541) | (405) |
| Interest paid (including amounts capitalised as property, plant and equipment and development properties) | (153,330) | (151,471) |
| Net proceeds from revolving credit facilities and short-term bank borrowings | 528,893 | 116,761 |
| Payment of transaction costs | (3,901) | (1,571) |
| Proceeds from bank borrowings | 871,468 | 232,993 |
| Proceeds from issue of shares | - | 51,251 |
| Proceeds from issuance of bonds and notes | 515,882 | 479,031 |
| Repayment of bank borrowings | (740,736) | (787,158) |
| Repayment of bonds and notes | (450,920) | (300,455) |
| Repayment to finance leases | (6,474) | (5,734) |
| **Cash flows from financing activities** | (74,330) | (548,958) |
| **Net (decrease)/increase in cash and cash equivalents carried forward** | (55,376) | 227,652 |

| | Full Year Ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| | S$'000 | S$'000 |
| **Net (decrease)/increase in cash and cash equivalents brought forward** | **(55,376)** | **227,652** |
| Cash and cash equivalents at beginning of the year | 774,605 | 569,767 |
| Effect of exchange rate changes on balances held in foreign currencies | (8,663) | (22,814) |
| **Cash and cash equivalents at end of the year** | **710,566** | **774,605** |
| **Cash and cash equivalents comprise:-** | | |
| Cash and cash equivalents as shown in the Balance Sheet | 711,602 | 776,924 |
| Less: Bank overdrafts | (1,036) | (2,319) |
| | **710,566** | **774,605** |

**1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | <--------Attributable to equity holders of the Company--------> | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| The Group | Share Capital S$m | Share Prem. S$m | Cap. Res. S$m | Other Res.* S$m | Exch. Fluct. Res. S$m | Accum. Profits S$m | Total S$m | Minority Interests S$m | Total Equity S$m |
| At 1 January 2006 | 460.9 | 1,492.3 | 148.2 | 23.3 | 142.0 | 2,281.1 | 4,547.8 | 1,527.4 | 6,075.2 |
| Translation differences on consolidation of foreign subsidiaries | - | - | - | - | (54.9) | - | (54.9) | (55.3) | (110.2) |
| Exchange differences on hedge of net investments in foreign entities | - | - | - | - | (1.3) | - | (1.3) | (0.1) | (1.4) |
| Exchange differences on monetary items forming part of net investments in foreign entiites | - | - | - | - | (4.1) | - | (4.1) | (3.7) | (7.8) |
| Change in fair value of equity investments available for sale | - | - | - | 4.0 | - | - | 4.0 | - | 4.0 |
| Share of other reserve movements of an associate | - | - | (3.3) | (0.2) | - | - | (3.5) | (3.2) | (6.7) |
| Actuarial losses on defined benefit plans | - | - | - | - | - | (1.4) | (1.4) | (1.4) | (2.8) |
| Net gains/(losses) recognised directly in equity | - | - | (3.3) | 3.8 | (60.3) | (1.4) | (61.2) | (63.7) | (124.9) |
| Profit for the year | - | - | - | - | - | 351.7 | 351.7 | 211.3 | 563.0 |
| Total recognised income and expenses for the year | - | - | (3.3) | 3.8 | (60.3) | 350.3 | 290.5 | 147.6 | 438.1 |
| Change of interest in subsidiaries | - | - | 2.3 | - | - | - | 2.3 | 9.5 | 11.8 |
| Value of employee services received for issue of share options | - | - | - | 0.9 | - | - | 0.9 | 0.9 | 1.8 |
| Issue of ordinary shares | 50.9 | 0.4 | - | - | - | - | 51.3 | - | 51.3 |
| Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005 | 1,479.6 | (1,492.7) | - | - | - | 13.1 | - | - | - |
| Dividends | - | - | - | - | - | (158.3) | (158.3) | (39.8) | (198.1) |
| At 31 December 2006 | 1,991.4 | - | 147.2 | 28.0 | 81.7 | 2,486.2 | 4,734.5 | 1,645.6 | 6,380.1 |
| Translation differences on consolidation of foreign subsidiaries | - | - | - | - | (37.0) | - | (37.0) | (27.1) | (64.1) |
| Exchange differences on hedge of net investments in foreign entities | - | - | - | - | (0.4) | - | (0.4) | (0.4) | (0.8) |
| Exchange differences on monetary items forming part of net investments in foreign entiites | - | - | - | - | (8.2) | - | (8.2) | (6.7) | (14.9) |
| Change in fair value of equity investments available for sale | - | - | - | 1.4 | - | - | 1.4 | - | 1.4 |
| Actuarial losses on defined benefit plans | - | - | - | - | - | (0.8) | (0.8) | (0.7) | (1.5) |
| Net gains/(losses) recognised directly in equity | - | - | - | 1.4 | (45.6) | (0.8) | (45.0) | (34.9) | (79.9) |
| Profit for the year | - | - | - | - | - | 725.0 | 725.0 | 164.2 | 889.2 |
| Total recognised income and expenses for the year | - | - | - | 1.4 | (45.6) | 724.2 | 680.0 | 129.3 | 809.3 |
| Net return of capital to minority interests | - | - | - | - | - | - | - | (23.7) | (23.7) |
| Value of employee services received for issue of share options | - | - | - | 2.2 | - | - | 2.2 | 2.0 | 4.2 |
| Dividends | - | | - | - | - | (217.9) | (217.9) | (35.6) | (253.5) |
| At 31 December 2007 | 1,991.4 | - | 147.2 | 31.6 | 36.1 | 2,992.5 | 5,198.8 | 1,717.6 | 6,916.4 |

** Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

| The Company | Share Capital S$m | Share Premium S$m | Capital Res. S$m | Fair Val. Res. S$m | Accum. Profits S$m | Total S$m |
|---|---|---|---|---|---|---|
| At 1 January 2006 | 460.9 | 1,479.2 | 63.7 | 17.7 | 1,739.0 | 3,760.5 |
| Change in fair value of equity investments available for sale | - | - | - | 1.5 | - | 1.5 |
| Net gain recognised directly in equity | - | - | - | 1.5 | - | 1.5 |
| Profit for the year | - | - | - | - | 251.4 | 251.4 |
| Total recognised income and expenses for the year | - | - | - | 1.5 | 251.4 | 252.9 |
| Issue of ordinary shares | 50.9 | 0.4 | - | - | - | 51.3 |
| Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005 | 1,479.6 | (1,479.6) | - | - | - | - |
| Dividends | - | - | - | - | (158.3) | (158.3) |
| At 31 December 2006 | 1,991.4 | - | 63.7 | 19.2 | 1,832.1 | 3,906.4 |
| Change in fair value of equity investments available for sale | - | - | - | 0.3 | - | 0.3 |
| Net gain recognised directly in equity | - | - | - | 0.3 | - | 0.3 |
| Profit for the year | - | - | - | - | 646.0 | 646.0 |
| Total recognised income and expenses for the year | - | - | - | 0.3 | 646.0 | 646.3 |
| Dividends | - | - | - | - | (217.9) | (217.9) |
| At 31 December 2007 | 1,991.4 | - | 63.7 | 19.5 | 2,260.2 | 4,334.8 |

**1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

Ordinary share capital

There was no change in the Company's issued share capital during the year ended 31 December 2007.

Preference share capital

There was no additional non-redeemable convertible non-cumulative preference shares ("Preference Shares") issued during the year ended 31 December 2007. The total number of issued Preference Shares as at 31 December 2007 and 31 December 2006 is 330,874,257.

As at 31 December 2007, the maximum number of ordinary shares that may be issued upon full conversion of all the Preference Shares at the sole option of the Company is 44,998,898 ordinary shares (31 December 2006: 44,998,898 ordinary shares).

**2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have neither been audited nor reviewed by our auditors.

**3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

**4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial year as those applied in the Group's most recently audited financial statements for the year ended 31 December 2006, except for those as disclosed under Paragraph 5.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

The Group has adopted FRS 40 – *Investment Property*, which became operative from 1 January 2007. FRS 40 permits investment properties to be stated at either fair value or cost less accumulated depreciation and impairment losses. Before 1 January 2007, the Group's investment properties and related plant and equipment and improvements were accounted for under FRS 16 - *Property, Plant and Equipment* and were stated at cost less accumulated depreciation and impairment losses. On adoption of FRS 40, the Group has reclassified the carrying value of their investment properties and related plant and equipment and improvements from property, plant and equipment to investment properties and continue to state at cost less accumulated depreciation and impairment losses.

Other than FRS 40, the Group adopted various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2007. These do not have a significant impact on the Group's financial statements.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

| | Full Year Ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| Basic Earnings per share (cents) | 78.3 | 37.0 |
| Diluted Earnings per share (cents) | 76.0 | 36.6 |
| Earnings per share is calculated based on: | | |
| a) Profit attributable to equity holders of the parent (S$'000) (*) | 712,089 | 338,755 |
| b) Weighted average number of ordinary shares in issue: | | |
| - basic | 909,301,330 | 915,414,150 |
| - diluted (**) | 954,300,228 | 960,413,048 |

* *After deducting preference dividends of $12,904,000 paid or declared in 2007 and 2006.*

** *For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
   **(a) current financial period reported on; and**
   **(b) immediately preceding financial year.**

| | The Group | | The Company | |
|---|---|---|---|---|
| | 31/12/2007 S$ | 31/12/2006 S$ | 31/12/2007 S$ | 31/12/2006 S$ |
| Net Asset Value per ordinary share based on total issued 909,301,330 ordinary shares as at 31 December 2007 (909,301,330 ordinary shares as at 31 December 2006) | 5.72 | 5.21 | 4.77 | 4.30 |

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

   **(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**
   **(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

**<u>Local Industry Review</u>**

The Singapore economy grew robustly in 2007 with a GDP growth of 7.7%. For the fourth quarter, unemployment rate dropped to its lowest level in a decade to 1.6%.

In tandem with the sizzling economy, the construction sector also grew by a hefty 46% with volume of contracts awarded hitting $24.5 billion. It was way above the earlier estimate of $19 billion to $22 billion.

The property market performed very well with the residential property price index increasing by 31.2% during the year. Transaction volume for the primary market also achieved a new record with 14,811 units sold during the year.

In the rental market, house rental surged by 41.2%, yet another record in the residential market.

However, it must be noted that the bulk of these increases were registered in the first 9 months. Transaction volume and rental increase have slowed down in Q4 due to concern in the volatile financial market triggered by the sub-prime crisis.

The office market was extremely robust in 2007. Islandwide, occupancy improved from 89.7% in 2006 to 92.7% in 2007. The strong demand and limited supply led to a steep rental increase of more than 50% for the year.

## Group Performance

In the year under review, the Group has achieved sterling results, buoyed by the outstanding performance of the property development sector of the Group. Revenue increased by 22.0% to $3.11 billion from $2.55 billion in 2006. Profit for core earnings after tax and minority interest soared to $725.0 million, a 106.2% increase from 2006 of $351.7 million without divestment gains and fair value gains on investment properties. The Group's record profit achieved in 2007 is its best since its inception in 1963.

The Group adopts the conservative policy of depreciating its investment properties as allowed under Financial Reporting Standard (FRS) 40. However, if the Company and its subsidiaries had adopted a revaluation policy as commonly practised by practically all Singapore listed developers, its profit after tax and minority interest would have surged to $2.8 billion after taking into account the fair value gains on investment properties from 2006 to 2007 (not taking into account net book value). The Group holds the view that by taking the valuation route, this will reflect inappropriately the unrealised profits due to market fluctuations from year to year. Therefore, it has continued to adopt the conservative policy of depreciating its investment properties as allowed by FRS, providing a consistent, yearly assessment of its core cash generation earnings.

Excluding the one-off gain arising from the divestment of its long leasehold interest in four Singapore hotels to CDL Hospitality Trusts (CDLHT) in 2006 of $150.9 million, 2007 total profit before tax increased by $413.2 million or 76.3% to $954.6 million as compared to the corresponding year.

All three core segments of the Group – property development, hotel operations and rental properties have performed well and contributed significantly to the Group's stellar results.

As a result of the good performance, Basic Earnings Per Share of the Group increased by 111.6% to 78.3 cents from 37.0 cents for 2006.

The Board is pleased to propose the payment of an additional special ordinary dividend of 12.5 cents per share, in addition to the normal ordinary dividend of 7.5 cents per share. All such dividends will be tax exempt (1-tier) dividends. Together with the special interim dividend of 10 cents paid on 30 October 2007, the total dividend proposed and paid/payable by the Group to its ordinary shareholders for the year under review amounts to 30 cents per share.

## Property

2007 was a very active and rewarding year for the property market and a very successful one for the Group. It sold a total of 1,655 units with sales value hitting a record $3.38 billion, about 22% higher than 2006's sales value of $2.77 billion.

During the year, the Group successfully launched five new residential projects, three of which are in the high-end segment.

In January, the Group launched the iconic 341-unit One Shenton which is located in the exciting Marina Bay area. This project met with very good response and is now substantially sold.

Next, the boutique 59-unit The Solitaire, nestled in District 10's lush residential area of Balmoral Park was successfully launched in March and all the units were snapped up within a week of the launch.

In June, the Group launched its super luxurious Cliveden at Grange. This prominent 110-unit freehold, upmarket project with iconic architecture and charming landscaping comes with one apartment per floor and offers virtually 360° panoramic views of the surrounding. Todate, 89 out of the 100 units released have been sold.

In the mid-market segment, the Group launched The Botannia, a 50:50 joint venture project, located in the West Coast area. More than 93% of the 493 units have been sold.

In November, the Group launched Phase 1 of its Wilkie Studio located at Mount Sophia. This exclusive freehold 40-unit petite development is located within an up-and-coming desirable residential district. Almost 90% of the units launched have been sold.

During the year, the Group booked in profits from Monterey Park, City Square Residences and Tribeca as well as previously completed projects such as Chelsea Gardens and The Equatorial. Other joint venture developments contributing to the Group's profits include St. Regis Residences, The Sail @ Marina Bay, The Oceanfront @ Sentosa Cove, Residences @ Evelyn, Parc Emily, Savannah CondoPark, Edelweiss Park, Ferraria Park, The Pier at Robertson and The Botannia.

Profits were also recognised from strata units bought from third parties for resale namely, Cuscaden Residences, 7 Draycott Drive and The Imperial.

However, no profit recognition had been made yet for One Shenton, The Solitaire, Cliveden at Grange and Wilkie Studio as these projects are still in the initial stage of construction. These projects account for $1.735 billion of sales value.

The office market performed strongly with healthy increases in occupancy and rental rates. Capital value of offices rose by 32.6% in 2007.

The Group's extensive portfolio of office properties continued to enjoy good occupancy of over 95.5%. Existing rentals are being progressively revised upwards to reflect the improved market conditions when leases are due for renewal. Given the improving office rental yields, the Group has ample time to review its strategy with options to continue retaining its commercial properties at a low cost base, monetise its commercial portfolio and/or extract maximum value by selling its assets wholesale or individually.

For the year under review, the Group acquired land bank at approximately $1.345 billion (including the Group's share of joint venture projects) which will serve as a pipeline for future development. A major acquisition was the high profile tripartite, joint venture iconic South Beach development, located along Beach Road in the Marina Bay / Raffles City area. Together with two prominent, internationally renowned partners led by the Group, the consortium was awarded this strategic, highly coveted site, through an intense competitive tender exercise based on design first, and then price. South Beach is an equal partnership among the three conglomerates at a tender price of $1.688 billion. In line with the Group's commitment as a Green developer, South Beach is envisioned as a revolutionary Eco-Quarter, incorporating sustainable environmental elements; thereby heralding a new generation of environmentally conscious businesses.

## Hotels

The 2007 results of Millennium & Copthorne Hotels plc (M&C), which the Group has a 53% interest, have outperformed market expectations and mark the fourth consecutive year of healthy revenue and growth. The 5-year compound annual growth rate of profit before tax is 21.4%. The excellent results are due to strong operational profits enhanced by the prime location and quality of our hotels in gateway cities including London, New York and Singapore. The hotel operations have increased operating profit by a compound annual growth rate of 21.2% since 2003 while the margin has increased from 13.0% to 21.6%.

M&C's profit after tax and minority interest was £149.4 million (2006: £100.1 million) and basic earnings per share increased by 47.0% to 50.7p.

The sterling results are due to the success of M&C's business strategy blueprint that was incorporated in 2004 and updated in 2006. Since then, M&C has been delivering consistent year-on-year growth, reaching yet another record in 2007. This is a testament of the strength of the M&C team which does not overly rely on any one individual.

**9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

The Group's performance for the year under review is in line with its expectations as disclosed in the announcement of results for the third quarter and nine months ended 30 September 2007.

**10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

Property

Singapore has revised its economic growth forecast downwards from 4% to 6% from the previous 4.5% to 6.5% for 2008 due to external economic conditions that have deteriorated and increased downside risks.

In an affirmative step towards making Singapore even more attractive to wealthy investors, the government has in its recent Budget speech announced the removal of estate duty with immediate effect. This move will incentivise high net worth individuals to make long-term investments in Singapore thus enhancing its status as a global wealth management hub. The property market, especially the high-end segment, is likely to be a benefactor of this initiative since real estate has always been of strong interest to such investors.

The sub-prime issue has affected the property market with subdued sentiments as investors adopt a wait-and-see attitude. Operating in a global economy today, it is inevitable that Singapore and its regional neighbours will be affected should the world economies fall into a worldwide recession, triggered by the US. Fundamentally, market sentiments are the driving force. Investors should continue to look at Singapore favourably as our restructured economy is beginning to bear fruit.

In the short term, depending on when the global economy stabilises, the property market will likely remain subdued. The high-end properties which have seen steep phenomenal price growth over the last year has become passive but consolidating. The mid-tier market remains healthy but will not be as vigorous as anticipated. Although the mass property market may appear to be experiencing strong growth, it is still not widespread yet. Property prices for the mass market are still below the last peak of 1996, leaving more room for growth in this segment. The super-rich investors from Russia, Middle East and even hedge-fund managers have yet to come into Singapore in a big way. With Singapore developing into a global city and placed into the limelight, it can be a very attractive place to invest for these well-heeled clienteles, as in London.

Depending on the market conditions, the Group may consider launching the following projects in the coming months.

The first is Shelford Suites, located along Shelford Road, off Dunearn Road. This exclusive, boutique freehold condominium comprising only 77 apartments, is set in the midst of an exclusive private residential estate and in close proximity to excellent schools.

The second is a joint venture property sited along Pasir Ris Drive 1, strategically located minutes from the Pasir Ris MRT station. This condominium targeted at the mass market will comprise 10 blocks of 15 to 16-storey towers, yielding 724 units with two-three and four-bedroom apartments as well as penthouses. In its lush tranquil setting, in close proximity to numerous amenities, this project will appeal to many homebuyers and investors. The Group has a 51% share in this development and the project will be launched in phases.

The third project is the redevelopment of the former Lock Cho apartments at Thomson Road. This 336-unit freehold development with two 36-storey towers will cater to the mid-tier market. This will be an exciting project as it is well located in an area that is experiencing rejuvenation.

The fourth development is the much awaited Quayside Collection at Sentosa Cove. This integrated project comprising commercial space, a 228-unit luxurious residential development and a proposed 249 room, five-star waterfront hotel is designed to be the entertainment and leisure hub of Sentosa Cove. Like St. Regis, the hotel and residences will be branded. The Group is the only developer to have large mixed-use choice sites that enable it to bring new, branded living concepts to Singapore.

The world economic outlook for the first half of 2008 remains uncertain. The Group is fortunate to have pre-sold sales value of about $6.2 billion of its projects between 2006 and 2007. The better-than-expected substantial profits locked in will continue to be recognised progressively based on construction progress.

In Singapore, developers book in profits based on the construction progress of any housing project as prescribed by the Controller of Housing. Therefore, many developers, large or small, who have pre-sold their properties with healthy profit margin will not be adversely affected should there be a slow-down in the economy as they will continue to recognise their gains progressively for the next two to three years. Hence, many can afford to pace or delay their launches in a slower market.

As the Group's gearing is relatively low, it is not pressured to launch new projects. It has the financial muscle to weather this period of uncertainty even for the next three years. Even if the Group defers or paces its launches, it will proceed with the construction for its projects where construction cost has been favourably secured earlier. It may also consider constructing select projects when the construction cost stablises at a reasonable level. It expects that when sentiments improve and when the market begins to recover, there would be pent-up demand which the Group will be in the position to meet.

Moving forward, the performance of the property market will largely depend on how the sub-prime crisis pans out and its impact on global economies. The property market scenario today is very different from a year ago. Formulated policies and plans for 2008 based on the buoyant conditions of 2007 will need to be revised quickly to meet the changes in the current market condition. As proven in the past, the Singapore property market is a very important pillar that complements the other sectors of the economy. It is therefore vital that stakeholders of the property industry remain nimble by reviewing and modifying their practices quickly so that they stay relevant, thereby minimising potential problems and arrest them ahead of time.

Given Singapore's strong fundamentals, accompanied with forward looking strategies which have enabled Singapore to be a choice city to live, work and play, the Group is confident that Singapore will remain very attractive to the investment community locally and globally, especially since its restructured economy has just started to bear fruit for this city. Singapore has created its own brand with much equity and is poised for a new era of growth.

Nevertheless, it must be emphasised that property investment is not a short term commitment. History has shown that investing in real estate in Singapore with a medium to long term perspective has provided higher returns, through en bloc sales or value appreciation of the properties over time. Real estate is not as liquid as stock and shares and it can never be reduced to zero value even in a downturn. In the longer term, it is likely to outperform many other classes of assets. Properties are a well established hedge against inflation. Under current high inflationary environment, this would be an opportune time to purchase properties as housing loan rates are still very attractive. Importantly, property buyers must be able to service their instalment payments within their means. With fewer property buyers in the market, more will opt to rent which will raise the rental yields for apartments.

The office sector remains buoyant. The potential office supply may be delayed as there is a strain on the construction industry. Between now till possibly 2011, rentals are likely to remain healthy due to the limited supply coming on-stream and growing demand. As one of the biggest landlords in Singapore, the Group will benefit from the office crunch and pent-up demand as many of its key tenant leases are up for renewal during this period. While there are concerns that office rentals have gone up significantly recently, many forget that this sector has not grown much, except in the last two years, as rental increases also suffer a lag time since rental rates are often locked in over a period of time. Hence, many of the low rental rates were committed during the lull period of the property market and the improvements are evident when leasing contracts are up for renewal.

The Group is expediting the development of Tampines Grande commercial plot located near Tampines Central. This modern office complex with about 361,662 square feet of GFA is targeted to be completed by 2009. This will enable the Group to further tap on the strong demand for office space as more companies move their backroom business operations into the suburbs.

On the retail front, the Group's investment commitment in the private real estate fund Real Estate Capital Asia Partners, L.P. (RECAP) which acquired Jungceylon complex at Patong Beach, Phuket's largest shopping mall with about 1.5 million sq ft of retail space, has opened for business with 86% of the complex leased out. The 421-room Millennium Resort Patong Phuket, located next to the mall also opened its doors in January 2008.

In Singapore, the 700,000 square feet City Square Mall located at the junction of Serangoon and Kitchener Road, with the Farrer Park MRT station at its basement, is an attractive retail mall as it stands to provide an estimated 1.3 million potential customer base. The street-like retail design concept within the 5-storey atrium has been carefully designed to maximise shop visibility, providing a unique shopping experience. Slated to open in 2009, negotiations with anchor tenants are progressing well.

The hospitality industry in Singapore is also performing strongly. The Group has successfully capitalised on the CDL Hospitality Trusts (CDLHT) platform to extract greater revenue in light of the favourable market conditions. While there are fears that the Integrated Resort (IR) hotels when built by 2010/2011 will flood the city with an oversupply of hotel rooms, the Group holds a different view. Although there may be an initial impact of short term over supply, this will not be significant as the operators of the IR have their own marketing mechanism to attract their profiled clienteles to fill their rooms. In fact, the IR operators feel that they may not have_sufficient rooms in the longer term. The IRs will make Singapore an even more exciting and attractive city with increased visitorship for business and leisure travellers. Moreover, some of these visitors may enjoy their stay so much as to purchase a property as their vacation or second home. The Group anticipates that the next wave of good business will be in 2011 when the two IRs are opened and operating successfully.

## Diversification

Besides the diversification through the ownership and management of its hotel portfolio, the Group continues with its strategy to expand overseas either through real estate funds such as RECAP or by direct real estate investments. Recently, it has made overseas real estate investments/acquisitions in South Korea (Seoul), Russia (Moscow), Thailand (Bangkok and Phuket) and China (Beijing and Tianjin). As part of the Group's diversification efforts, it continues to explore new business opportunities in promising overseas markets in South Korea, China, India, Japan, Vietnam and Eastern Europe / Commonwealth of Independent States (CIS) countries across the various property market segments.

The Group continues to remain steadfast to be the proxy to the Singapore property market as this upcoming global city is beginning to reap the benefits of a restructured economy. It is confident that when the IRs are successfully operational, accompanied with mega high profile events and investments flowing into Singapore, this city will take the next quantum leap forward, with a sustainable burst of growth opportunities which will greatly benefit the real estate sector.

**Hotel**

M&C has managed to expand its global hotel portfolio with a well spread-out presence. Located in key gateway cities, the hotels are mainly business hotels which cater to a broad spectrum of travellers. Even if travel in the US market should slow down, M&C hotels should not be adversely affected as its hotel presence and revenue stream are well distributed.

M&C continues its successful twin strategy of being both a hotel owner and operator as it enjoys excellent cash generation capability and at the same time, capitalises on its hotel assets value over time through better operating performance, redevelopment or natural appreciation of its real estate value.

Four new hotels were also opened in 2007 in Qatar (Doha), Egypt (Sharm el Sheikh), Phuket and the 325-room Grand Millennium Sukhumvit in Thailand.

In 2008, the Grand Millennium Beijing, a 521-room 27-storey hotel located in the heart of Beijing's new financial and business district will be opened in the first half of the year. Another two hotels in China under management contracts will also be opening in Chengdu and Wuxi. Other scheduled hotel openings include Abu Dhabi, Dubai, Kuwait, Egypt (Sharm el Sheikh) and UK (Sheffield). Management contracts have also increased to 23 from 21 in 2006.

CDL Hospitality Trusts, which M&C has a 38.5% interest, purchased Novotel Clarke Quay Hotel in June 2007 for $219.6 million and now has six hotels under its portfolio.

M&C has a robust balance sheet, a strong asset position and low debt. In 2007, its gearing is reduced to 18.3% as compared to 20.5% in 2006. Its interest cover ratio, excluding share of joint ventures and associates, other operating income and impairment improved from 4.6 times in 2006 to 8.5 times in 2007. M&C is ideally positioned to swiftly capitalise on new opportunities down the road which may arise as a result of the change in the current economic climate.

In the first four weeks of trading in 2008, M&C achieved a RevPAR growth of 11% as compared to the same period in 2007 of 9.2%.

**Group Prospects**

Property development will continue to make significant contribution with locked-in profits yet to be recognised from its pre-sold residential projects. Some may be concerned that the US sub-prime issue may impact the hospitality business. However, the Group is fortunate to have its hotels well spread-out geographically and therefore, it is unlikely to be materially affected by this uncertain environment. As world travel increases with greater accessibility to more budget and super-large aircraft options, the Group stands to benefit as its hotels cater to business, MICE and leisure travellers. Healthy rental renewals and tight office supply auger well for the office rental segment.

The Group is confident that all three core segments of its business – property development, hotel operations and rental properties have been performing well and the prospects are good. With the above, the Group's earnings growth is assured and it should remain profitable over the next 12 months.

## 11. Dividend

### *(a) Current Financial Period Reported On*

***Any dividend declared for the current financial period reported on?***

Yes.

The Company had paid the following special interim ordinary dividend to ordinary shareholders and non-cumulative preference dividends to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares ("Preference Shares").

| Name of Dividend | Special Interim Ordinary Dividend | Preference Dividend | |
|---|---|---|---|
| Date of payment | 30 October 2007 | 2 July 2007 | 31 December 2007 |
| Dividend Type | Cash | Cash | Cash |
| Dividend Amount (in cents) | 10.0 cents (gross) per Ordinary Share | 1.93 cents (net) per Preference Share^ | 1.97 cents (net) per Preference Share^ |
| Dividend rate (in %) | N.A. | 3.9% (net) per annum on the issue price of each Preference Share | 3.9% (net) per annum on the issue price of each Preference Share |
| Dividend period | N.A. | From 31 December 2006 to 29 June 2007 (both dates inclusive) | From 30 June 2007 to 30 December 2007 (both dates inclusive) |
| Issue price | N.A. | $1.00 per Preference Share | $1.00 per Preference Share |
| Tax rate | 18% | 18% | 18% |

^ *Preference dividend for each Preference Share is calculated at the dividend rate of 3.9%(net) per annum of the issue price of $1.00 for each Preference Share on the basis of the actual number of days comprised in the dividend period divided by 365 days.*

Subject to ordinary shareholders' approval at the Annual General Meeting to be held on 24 April 2008, the following Ordinary dividends have been proposed:

| Name of Dividend | Proposed Tax-Exempt (One-tier) Final Dividend | Proposed Tax-Exempt (One-tier) Special Final Dividend |
|---|---|---|
| Dividend Type | Cash | Cash |
| Dividend Amount (in cents) | 7.5 cents per Ordinary Share | 12.5 cents per Ordinary Share |

***(b) Corresponding Period of the Immediately Preceding Financial Year***

***Any dividend declared for the corresponding period of the immediately preceding financial year?***

Yes

| Name of Dividend | Preference Dividend | |
|---|---|---|
| Date of payment | 30 June 2006 | 3 January 2007 |
| Dividend Type | Cash | Cash |
| Dividend Amount per Preference Share (in cents) | 1.93 cents (net) | 1.97 cents (net) |
| Dividend rate (in %) | 3.9% (net) per annum on the issue price of each Preference Share | 3.9% (net) per annum on the issue price of each Preference Share |
| Dividend period | From 31 December 2005 to 29 June 2006 (both dates inclusive) | From 30 June 2006 to 30 December 2006 (both dates inclusive) |
| Issue price of Preference Shares | $1.00 per Preference Share | $1.00 per Preference Share |
| Tax rate | 20% | 20% |

| Name of Dividend | Special Interim Ordinary Dividend | First & Final Ordinary Dividend | Special Ordinary Dividend |
|---|---|---|---|
| Date of payment | 27 December 2006 | 18 May 2007 | 18 May 2007 |
| Dividend Type | Cash | Cash | Cash |
| Dividend Amount per Ordinary Share (in cents) | 7.5 cents (gross) | 7.5 cents (gross) | 10.0 cents (gross) |
| Tax rate | 20% | 18% | 18% |

***(c) Date payable***

Subject to ordinary shareholders' approval at the Annual General Meeting to be held on 24 April 2008, the proposed final ordinary dividend and special final ordinary dividend for the financial year ended 31 December 2007 will be payable on 23 May 2008.

***(d)* Books Closure Date**

NOTICE IS HEREBY GIVEN that the subject to the ordinary shareholders' approval of the payment of a final tax-exempt (one-tier) ordinary dividend of 7.5 cents and a special final tax-exempt (one-tier) ordinary dividend of 12.5 cents per ordinary share in respect of the financial year ended 31 December 2007 at the Annual General Meeting to be held on 24 April 2008, the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 9 May 2008. Duly completed registrable transfers received by the Company's Registrar, M&C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 8 May 2008 will be registered to determine ordinary shareholders' entitlement to the dividends. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said dividends will be paid by the Company to CDP which will distribute the said dividends to the holders of the securities accounts.

**12. If no dividend has been declared/recommended, a statement to that effect.**

Not applicable.

**PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT**
**(This part is not applicable to Q1, Q2, Q3 or Half Year Results)**

**13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

**By Business Segments**

| | | <------------------The Group | ----------------> | | |
|---|---|---|---|---|---|
| | | Revenue Full Year Ended 31 December | | Profit before tax (*) Full Year Ended 31 December | |
| | Note | 2007 S$'000 | 2006 S$'000 | 2007 S$'000 | 2006 S$'000 |
| **Revenue** | | | | | |
| Property Development | | 861,791 | 484,980 | 506,321 | 225,811 |
| Hotel Operations | (a) | 1,986,513 | 1,846,378 | 285,422 | 396,598 |
| Rental Properties | | 201,467 | 168,066 | 133,568 | 30,047 |
| Others | | 56,335 | 47,380 | 29,302 | 39,822 |
| | | 3,106,106 | 2,546,804 | 954,613 | 692,278 |

** Includes share of after-tax profit of associates and jointly-controlled entities.*

*Note:*
*(a) Included in pre-tax profit of the Hotel Operations for year ended 31.12.2006 is the one-off gain of $150.9 million recognised on the sale of long leasehold interest in four Singapore hotels to CDL Hospitality Trusts. Excluding this one-off gain, pre-tax profit of the Hotel Operations would have increased by 16.2% to $285.4 million (adjusted 2006: $245.7 million)*

**14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

**Property Development**

Revenue surged by $376.8 million (or 77.7%) to $861.8 million (2006: $485.0 million) while a pre-tax profit has more than doubled to $506.3 million (2006: $225.8 million)

Projects that contributed to both revenue and profit include City Square Residences, Residences @ Evelyn, Butterworth 33, Savannah CondoPark, The Imperial, Tribeca, The Equatorial, Chelsea Gardens, The Botannia, 7 Draycott Drive, Monterey Park, The Pier at Robertson and sale of the residential units in Sydney and land in New Zealand. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, The Oceanfront @ Sentosa Cove, Ferraria Park, St. Regis Residences, Cuscaden Residences and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in revenue is mainly attributable to contributions from The Botannia, Chelsea Gardens, The Tribeca and higher revenue generated from Butterworth 33, City Square Residences, 7 Draycott Drive, The Equatorial and The Imperial.

The increase in pre-tax profit, which is in-line with the improvement in revenue, is also attributed to profit recognised for The Oceanfront @ Sentosa Cove, higher contributions from The Sail @ Marina Bay, Parc Emily and St Regis Residences.

**Hotel Operations**

Revenue improved by $140.1 million (or 7.6%) to $1,986.5 million (2006: $1,846.4 million). The increase in revenue is a result of higher Group RevPAR achieved on the back of buoyant market conditions, particularly in New York, London and Singapore.

Pre-tax profit decreased by $111.2 million to $285.4 million (2006: $396.6 million) mainly due the absence of one-off gain of $150.9 million on the disposal of long leasehold interest in four Singapore hotels in Q3 2006 to CDL Hospitality Trusts (CDLHT) and increase in impairment losses provided on hotels, partially mitigated by the improved performance of hotel operations.

**Rental Properties**

Revenue increased by 19.9% to $201.5 million (2006: $168.1 million) as a result of general improvement in average rental rates and occupancy.

Pre-tax profit has accelerated to $133.6 million (2006: $30.0 million) mainly due to improvement in revenue and write-back of impairment losses of approximately $75 million on investment properties previously provided. It is also further enhanced by the profit contribution from CDLHT.

<u>Others</u>

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has improved by 18.8% to $56.3 million (2006: $47.4 million) due to higher dividend income and management fees earned.

Pre-tax profit for this segment decreased by $10.5 million to $29.3 million (2006: $39.8 million) due to lower mark-to-market gain recognised from financial assets held for trading and exchange loss arising from foreign currency denominated loans.

**15. A breakdown of sales**

| | <-----------------The Group-------------------> | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | |
| | 1H S$'000 | 2H S$'000 | Total S$'000 | 1H S$'000 | 2H S$'000 | Total S$'000 |
| Sales | 1,544,285 | 1,561,821 | 3,106,106 | 1,143,316 | 1,403,488 | 2,546,804 |
| Operating profit after tax before deducting minority interests | 412,487 | 476,732 | 889,219 | 131,426 | 431,540 | 562,966 |

**16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.**

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

| | | Full Year | Full Year |
|---|---|---|---|
| | | 2006 | 2005 |
| | | S$'000 | S$'000 |
| Ordinary | | 55,922 | 54,507 |
| Special | | 129,121 | 36,338 |
| Preference | | 12,904 | 12,904 |
| **Total** | | **197,947** | **103,749** |

The final ordinary dividend and special final ordinary dividend for the financial year ended 31 December 2006 of 7.5 cents and 10.0 cents respectively per ordinary share less 18% tax have been approved by the ordinary shareholders at the Annual General Meeting held on 26 April 2007 and the dividends were paid on 18 May 2007.

## 17. Interested Person Transactions

| Interested Persons | Aggregate value of all interested person transactions conducted in FY2007 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000) | |
|---|---|---|
| Hong Leong Investment Holdings Pte. Ltd. group of companies | Property-related: *(leases, marketing, construction award, and carpark operation and management services)* | $3,483,043.00 |
| Directors and their immediate family members | | Nil |

**BY ORDER OF THE BOARD**

Shufen Loh @ Catherine Shufen Loh
Company Secretary
28 February 2008

| Miscellaneous |
| --- |
| * Asterisks denote mandatory information |

| | |
| --- | --- |
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 28-Feb-2008 07:16:39 |
| Announcement No. | 00012 |

| **>> Announcement Details** |
| --- |
| The details of the announcement start here ... |

| | |
| --- | --- |
| Announcement Title * | News Release - CDL Achieves Record Profit Since Inception |
| Description | Please refer to the attached news release on the above matter issued by City Developments Limited on 28 February 2008. |
| **Attachments:** | NewsRelease280208.pdf<br>Total size = 42K<br>(2048K size limit recommended) |

CITY DEVELOPMENTS LIMITED

News Release

28 February 2008

# CDL ACHIEVES RECORD PROFIT SINCE INCEPTION

City Developments Limited (CDL) today announces its unaudited financial results for the full year ended 31 December 2007.

## Full year financial highlights

- The Group's record profit for FY2007 is its best since its inception in 1963.
- Profit for core earnings after tax and minority interest soared to $725.0 million, a 106.2% increase from 2006 of $351.7 million without divestment gains and fair value gains on investment properties (FRS 40).
- In Q4 2007, profit after tax and minority interest was $235.0 million, a 71.1% increase from Q4 2006 without divestment gains and fair value gains on investment properties (FRS 40).
- The Group adopts the conservative policy of depreciating its investment properties as allowed under Financial Reporting Standard (FRS) 40. However, if the Company and its subsidiaries had adopted a revaluation policy as commonly practised by practically all Singapore listed developers, its profit after tax and minority interest would have surged to $2.8 billion after taking into account the fair value gains on investment properties from 2006 to 2007 (not taking into account net book value).
- All three core segments of the Group – property development, hotel operations and rental properties have performed well and contributed significantly to the Group's stellar results.
- Excluding the one-off gain arising from the divestment of its long leasehold interest in four Singapore hotels to CDL Hospitality Trusts (CDLHT) in 2006 of $150.9 million, 2007 total profit before tax increased by 76.3% to $954.6 million as compared to the corresponding year.
- Net gearing is still relatively low at 48% with interest cover at 10.5 times. This does not take into consideration any fair value gains on investment properties.
- The tax expense for 2007 versus 2006 had shown a significant decrease mainly due to changes made in the UK tax legislation on hotel tax allowances and reduction in tax rates in various geographical regions where the Group's hotel operations are located. In addition, the reduction in Singapore corporate tax rate has also benefited Singapore property operations.
- As a result of the good performance, Basic Earnings Per Share of the Group increased by 111.6% to 78.3 cents from 37.0 cents for 2006.
- The Board is pleased to propose an additional special ordinary dividend of 12.5 cents per share, in addition to the normal ordinary dividend of 7.5 cents per share (total 20 cents per share). All such dividends will be tax exempt (1-tier) dividends.

## Prospects

- The sub-prime issue has affected the property market with credit crunch particularly in the West. With subdued sentiments, investors are adopting a wait-and-see attitude and developers may pace or delay their launches.

- The Group is fortunate to have pre-sold sales value of about $6.2 billion of its projects between 2006 and 2007. In 2007, it sold a total of 1,655 units with sales value hitting a record $3.38 billion, about 22% higher than 2006's sales value of $2.77 billion. The better-than-expected substantial profits locked in will continue to be recognised progressively based on construction progress.

- In 2007, the Group acquired land bank was approximately $1.345 billion (including the Group's share of joint venture projects) which will serve as a pipeline for future development. A major acquisition was the tripartite, joint venture iconic South Beach project awarded to the high-profile international consortium led by the Group. This highly coveted site was won through an intense competitive tender exercise based on design first and then price. South Beach is an equal partnership among all three conglomerates at a tender price of $1.688 billion.

- As the Group's gearing is relatively low, it is not pressured to launch new projects. It has the financial muscle to weather this period of uncertainty even for the next three years. Even if the Group defers or paces its launches, it will proceed with the construction for its projects where construction cost has been favourably secured earlier. It may also consider constructing select projects when the construction cost stablises at a reasonable level. It expects that when sentiments improve and when the market begins to recover, there would be pent-up demand which the Group will be in the position to meet.

- With limited office supply coming on-stream between now till possibly 2011, as one of the biggest landlords in Singapore, the Group will benefit from the office crunch as many of its key tenant leases are up for renewal during this period.

- Given the improving office rental yields, the Group has ample time to review its strategy with options to continue retaining its commercial properties at a low cost base, monetise its commercial portfolio and/or extract maximum value by selling its assets wholesale or individually.

- M&C continues its successful twin strategy of being both a hotel owner and operator as it enjoys excellent cash generation capability and at the same time, capitalises on its hotel assets value over time through better operating performance, redevelopment or natural appreciation of its real estate value.

- Besides the diversification through the ownership and management of its hotel portfolio, the Group continues with its strategy to expand overseas either through real estate funds such as Real Estate Capital Asia Partners, L.P. (RECAP) or by direct real estate investments. Recently, it has made overseas real estate investments/acquisitions in South Korea (Seoul), Russia (Moscow), Thailand (Bangkok and Phuket) and China (Beijing and Tianjin). As part of the Group's diversification efforts, it continues to explore new business opportunities in promising overseas markets in South Korea, China, India, Japan, Vietnam and Eastern Europe/Commonwealth of Independent States (CIS) countries across the various property market segments.

- The Group continues to remain steadfast to be the proxy to the Singapore property market as this upcoming global city is beginning to reap the benefits of a restructured economy. It is confident that when the Integrated Resorts are successfully operational, accompanied with mega high profile events and investments flowing into Singapore, this city will take the next quantum leap forward, with a sustainable burst of growth opportunities which will greatly benefit the real estate sector.

**Commenting today, Mr Kwek Leng Beng, CDL Executive Chairman said:**
"Given Singapore's strong fundamentals, accompanied with forward looking strategies which have enabled Singapore to be a choice city to live, work and play, the Group is confident that Singapore will remain very attractive to the investment community locally and globally, especially since its restructured economy has just started to bear fruit for this city. Singapore has created its own brand with much equity and is poised for a new era of growth.

Property development will continue to make significant contribution with locked-in profits yet to be recognised from its pre-sold residential projects. Some may be concerned that the US sub-prime issue may impact the hospitality business. However, the Group is fortunate to have its hotels well spread-out geographically and therefore, it is unlikely to be materially affected by this uncertain environment. As world travel increases with greater accessibility to more budget and super-large aircraft options, the Group stands to benefit as its hotels cater to business, MICE and leisure travellers. Healthy rental renewals and tight office supply auger well for the office rental segment.

The Group is confident that all three core segments of its business – property development, hotel operations and rental properties have been performing well and the prospects are good.

With the above, the Group's earnings growth is assured and it should remain profitable over the next 12 months."

---

Please refer to CDL's full unaudited financial results announcement for the year ended 31 December 2007 for a detailed review of the Group's performance and prospects.

For media enquiries, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
*(Regn No: 196300316Z)*

Tel: (65) 6428 9315

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore

Tel: (65) 6428 9308 / 6438 3110

| Miscellaneous |
| --- |
| * Asterisks denote mandatory information |

| | |
| --- | --- |
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 28-Feb-2008 07:24:06 |
| Announcement No. | 00013 |

| >> Announcement Details |
| --- |
| The details of the announcement start here ... |

| | |
| --- | --- |
| Announcement Title * | Presentation Slides : (i) Full Year 2007 Financial Report; and (ii) CDL Corporate Social Responsibility Profile |
| Description | Presentation slides to be presented to analysts and media on 28 February 2008 are attached for information. |
| **Attachments:** | PresentationSlides280208.pdf<br>CDL_CSR_CorporateProfile.pdf<br>Total size = **2022K**<br>(2048K size limit recommended) |



# Full Year Financial Report 1 Jan – 31 Dec 2007

28 February 2008

CITY DEVELOPMENTS LIMITED

# Presentation Outline

- Financial Highlights
- Singapore Property Market
- Operations Review
- Market Outlook
- Moving Forward

# Financial Highlights



# Financial Highlights

| | 2006 | 2007 | % Change |
|---|---|---|---|
| Revenue ($m) | 2,547 | 3,106 | 22.0 |
| Profit before tax ($m) | 692 | 955 | 38.0 |
| *Gains on 4 Hotels disposed off to CDLHT ($m)* | (151) | NA | NM |
| | **541** | **955** | **77.0** |
| PATMI ($m) | 352 | 725 | 106.0 |
| *Taking Into Account Fair Value Gains on Investment Properties – FRS 40 ($m)* | NA | 2,114 | NM |
| | **352** | **2,839** | **706.5** |
| Basic Earnings Per Share (cents) – Exclude Fair Value Gain (FRS 40) | 37.0 | 78.3 | 111.6 |
| NAV Per Share ($) – Exclude Fair Value Gain (FRS 40) | 5.21 | 5.72 | 9.8 |

Note: Q4 '07 vs Q4 '06 – PATMI increase 71.1% to $235.0m (Q4 '06 : $137.3m) without any divestment gain and fair value gains on investment properties.

# Revenue



$ million
3,500
3,000
2,500
2,000
1,500
2,227
2,289
2,326
2,380
2,374
2,547
3,106
Record Year!
2001
2002
2003
2004
2005
2006
2007
Year


Note : The above financial information is extracted from yearly announcements.

# Group Revenue by Segment

| | 2006 $m | 2007 $m | % Change |
|---|---|---|---|
| Property Development | 485 | 862 | ↑ 78 |
| Hotel Operations | 1,846 | 1,987 | ↑ 8 |
| Rental Properties | 168 | 201 | ↑ 20 |
| Others | 48 | 56 | ↑ 17 |
| Total | 2,547 | 3,106 | |

**Overall Increase = 22%**

# Profit After Tax & MI


Including fair value gains on investment properties (FRS 40) between 2006 and 2007 (not Net Book Value)
$ million
3,000
2,500
2,000
1,500
1,000
500
-
54
151
152
* 227
201
352
** 725
2,839
Record Year!
2001
2002
2003
2004
2005
2006
2007
2007
Year

* Restated

** The Group has adopted FRS 40 cost model whereby its investment properties continue to be stated at cost less accumulated depreciation and accumulated impairment losses with effect from 1 Jan 2007.

# Segment Analysis


FY 2007
FY 2006
FY 2005
Revenue by Segment
$M
Property Development
Hotel Operations
Rental Properties
Others
861.8 (28%)
56.3 (2%)
201.5 (6%)
1,986.5 (64%)
$3,106.1m
485.0 (19%)
47.3 (2%)
168.1 (7%)
1,846.4 (72%)
$2,546.8m
365.0 (15%)
45.9 (2%)
160.1 (7%)
1,803.3 (76%)
$2,374.3m
Profit Before Tax by Segment
$M
506.3 (53%)
29.3 (3%)
133.6 (14%)
285.4 (30%)
$954.6m
225.8 (33%)
39.8 (6%)
30.1 (4%)
396.6 (57%)
$692.3m
151.2 (37%)
12.1 (3%)
27.6 (7%)
213.0 (53%)
$403.9m

# Profit by Segment
(Before Tax)

| | 2006 $m | 2007 $m | % Change |
|---|---|---|---|
| Property Development | 226 | 506 | ⬆ 124 |
| Hotel Operations | 396 | 286 | ⬇ (28) ⇧ 16% (1) |
| Rental Properties | 30 | 134 | ⬆ 347 |
| Others | 40 | 29 | ⬇ (28) |
| **Total** | **692** | **955** | |

**Overall Increase = 38%**

(1) Excluding the one-off gain on sale of long leasehold in four Singapore hotels to CDL Hospitality Trusts of $150.9 m in Year 2006, the pre-tax profit of the Hotel Operations would have increased by 16%.

# Net Borrowings

| CDL Group Total | As at 31/12/06 | As at 31/12/07 | Incr/(Decr) % |
|---|---|---|---|
| Net Borrowings | $2,579m | $3,327m | 29 |
| Interest Cover Ratio | 7.9 x | 10.5 x | 33 |
| Average Interest Rate of Borrowings | 3.90% to 5.19% | 3.54% to 4.94% | |

# Net Gearing

CDL's Net Gearing (%) (2003 – 2007)
(exclude fair value gains on investment properties)



Net Gearing (%)
75
65
55
45
35
25
64
54
50
40
48
★ 31
2003
2004 (restated)
2005
2006
2007
After taking into fair value gains on investment properties

# Dividends

## Ordinary Dividend Per Share

**Year 2004**

Final: 7.5 cents

**Year 2005**

Final: 7.5 cents

Special
- Interim: -
- Final: 5.0 cents

Total: 12.5 cents

**Year 2006**

Final: 7.5 cents

Special
- Interim: 7.5 cents
- Final: 10.0 cents

Total: 25.0 cents

**Year 2007**

Special Interim: 10.0 cents

Proposed
- Final: 7.5 cents
- Special: 12.5 cents

Total: 30.0 cents

# Singapore Property Market



# Singapore Property Market

Property Price Index - Residential (2003 – 2007)


All Residential
200
180
160
140
120
100
80
Q4 07
170.8
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07

Source : URA, 4Q 2007

# Singapore Property Market

No. of New Private Residential Units Launched vs Units Sold (Projects Under Construction) (2003 – 2007)



New Units Launched
New Units Sold (Projects Under Construction)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Number of Units
14,016
14,149
2003
2004
2005
2006
2007


Source : URA, 4Q 2007

| | New Units Launched | New Units Sold (Uncompleted) |
|---|---|---|
| **2003** | 5,216 | 4,497 |
| **2004** | 5,881 | 4,617 |
| **2005** | 8,201 | 7,790 |
| **2006** | 11,069 | 10,363 |
| **2007** | 14,016 | 14,149 |

# Singapore Property Market

## No. of Uncompleted Private Residential Units Available (2003 – 2007)



24000
20000
16000
12000
8000
4000
0
Number of Units
Not Launched
Launched & Unsold
14,718
15,836
10,277
9,480
9,162
2003
2004
2005
2006
2007


| | Launched & Unsold | Not Launched | Total |
|---|---|---|---|
| **2002** | 4,970 | 10,707 | 15,677 |
| **2003** | 4,722 | 9,996 | 14,718 |
| **2004** | 4,639 | 11,197 | 15,836 |
| **2005** | 2,949 | 7,328 | 10,277 |
| **2006** | 2,536 | 6,944 | 9,480 |
| **2007** | 2,063 | 7,099 | 9,162 |

Source : URA, 4Q 2007

# Singapore Property Market

Property Price Index - Commercial (2003 – 2007)



140
120
100
80
60
40
20
0
Index
Office
Shop
Q4 07
118.4
Q4 07
114.7
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07


Source : URA, 4Q 2007

# Singapore Property Market

Average Office Rental in CBD (2003 – 2007)



18
16
14
12
10
8
6
4
2
0
$psf/month
Raffles Place
Non CBD-Core
$16.00
$9.60
$9.85
$5.90
$5.70
$3.35
2003
2004
2005
2006
2007


Source : JLL Research, 4Q 2007

# Singapore Property Market

Average Prime Level Retail Rental (2003 – 2007)



35
30
25
20
15
10
5
0
$psf/month
2003
2004
2005
2006
2007
$28.80
$29.85
$30.55
$20.25
$21.05
$21.50
Primary Area (Orchard Road)
Suburban Area


Source : JLL Research, 4Q 2007

# Operations Review



# Property Development
(Units Booked / Sold)

| | Sales Value* $'000 | No. of Units* | Total Floor Area (sq ft) |
|---|---|---|---|
| 2007 | $3,380,052 | 1,655 | 2,363,470 |
| 2006 | $2,765,344 | 1,337 | 2,161,042 |

Sales value of units sold/booked in FY 2007 increased by 22%

* Includes share of JV partners

# Operations Review

## New Residential Project Launches for 1H 2008



*Artist's impression*

**Shelford Suites**
Shelford Road
77 units

# Operations Review

## New Residential Project Launches for 1H 2008



Artist's impression

**Former Lock Cho Apartments**
Jalan Datoh/ Jalan Raja Udang
(Off Thomson Road)
336 units

# Operations Review

## New Residential Project Launches for 1H 2008



*Artist's impression*

**The Quayside Isle @ Sentosa Cove**
Sentosa Cove
228 units

# Operations Review

New Residential Project Launches for 1H 2008

| Projects | Units |
|---|---|
| Shelford Suites (Total 77) | 77 |
| Former Lock Cho Apartments (Total 336) | 100 |
| The Quayside Isle @ Sentosa Cove (Total 228) | 100 |
| Pasir Ris Parcel 1 (Total 724) | 150 |
| **Total** | **427** |

# Operations Review

## Land Bank – Acquisitions in 2007

- Approximately $1.345 billion (including the Group's share of JV projects).

- The largest acquisition was South Beach, a highly-coveted site at the Civic District.

- CDL-led international consortium was awarded the 1.6 million square feet GFA site at a tender price of $1.688 billion.

- South Beach is an equal partnership among the three conglomerates.



*South Beach – artist's impression*
*Singapore's revolutionary new Eco-Quarter*

# Operations Review

Land Bank by Sector (As at 1 January 2008)

| Type of Development | Land Area (sq ft) | % |
|---|---|---|
| Residential (Local & Overseas) | 3,346,302 | 74 |
| Commercial / Hotel | 739,597 | 16 |
| Industrial | 462,818 | 10 |
| **TOTAL** | **4,548,717** | **100** |



Residential (Overseas) 7%
Industrial 10%
Commercial/ Hotel 16%
Residential (Local) 67%


**Proposed GFA – 9.1 million sq ft**

# Operations Review

Rental Revenue by Sector (2006 vs 2007)


$168m
$201m
Rental Revenue ($m)
200
180
160
140
120
100
80
60
40
20
0
106
28
27
128
33
32
2006
2007
Office
Retail
Industrial
Others*

* Including car park, serviced apartment and residential

# Hotel Revenue by Region



2006
29%
7%
131
643
29%
35%
New Zealand/Australia
Europe/Middle East *
United States
Asia
2007
31%
7%
136
621
657
29%
33%


**$1,846m**

**$1,987m**

**Overall change = ↑8%**

* Middle East : Year 2007 : $5m, Year 2006: NIL

# Operations Review

Office Space Demand & Supply (2003 – 2007)

Private & Public Sector



Cumulative Supply
Occupancy
Square Feet ('000)
75,000
70,000
65,000
60,000
55,000
50,000
45,000
40,000
35,000
30,000
70,220
57,650
69,890
58,710
69,590
60,680
70,280
63,040
70,224
65,098
92.0%
CDL's Office Properties
Average Occupancy
95%
2003
2004
2005
2006
2007


Source : URA, 4Q 2007

# Hotel Occupancy by Region



Hotel Occupancy Rate (%)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
76.2
76.9
71.7
71.2
79.4
77.8
69.5
68.9
Asia
United States
Europe
New Zealand / Australia
2006
2007

# Hotel REVPAR

(Revenue per available room)



210
190
170
150
130
110
90
70
50
30
Hotel RevPAR ($)
128
146
153
168
187
200
86
89
Asia
United States
Europe
New Zealand / Australia
2006 *
2007


* For comparability, the year 2006 RevPAR has been translated at constant exchange rates (31 Dec 2007).

# Market Outlook



# Market Outlook

## Singapore Economic Outlook

- Singapore economy grew robustly in 2007 with GDP growth of 7.7%
- Construction sector grew by a hefty 46% with volume of contracts awarded hitting $24.5 billion
- Singapore's GDP growth forecast for 2008 revised downwards to between 4% and 6% due to external economic conditions
- World economic outlook remains uncertain for the first half of 2008

# Market Outlook

## Singapore Economic Outlook

- Depending on when the global economy stabilises, the Singapore property market will likely remain subdued

- However, Singapore has strong fundamentals with forward-looking strategies

- Singapore is in the global limelight with two Integrated Resorts, high-profile events and investments

- The city is poised for a new era of sustainable growth with its restructured economy

# Market Outlook

**Property Market - Residential**

- Residential property price index increased by 31.2% in 2007
- Transaction volume for the primary market achieved a new record with 14,811 units sold
- However, in Q4, the sub-prime issue has affected the Singapore property market with subdued sentiments
- High-end properties which have seen steep phenomenal price growth is consolidating
- Mass property market is below the last peak of 1996, leaving room for growth

# Market Outlook

**Property Market - Office Rentals**

- Office sector was extremely robust in 2007
- Islandwide, occupancy improved from 89.7% in 2006 to 92.7% in 2007
- Strong demand and limited supply led to a steep rental increase of more than 50% for 2007
- Potential supply may be delayed as there is a strain on the construction industry
- Rentals are likely to remain healthy before new supply comes on-stream

# Moving Forward



# Moving Forward

**Residential**

- Locked-in better-than-expected profits having pre-sold properties
- Profits will continue to be recognised progressively based on construction progress
- Gearing is relatively low. Financially, it can afford to pace or delay launches depending on market conditions



*Shelford Suites – artist's impression*

- Will proceed with construction for projects where construction has been favourably secured. May consider constructing select projects when the construction cost stabilises at a reasonable level
- Will be in the position to meet pent-up demand when market improves

# Moving Forward

## Office Rentals

- As one of the biggest landlords in Singapore, CDL will benefit from the office crunch and pent-up demand
- Key tenant leases are up for renewal
- Expediting the development of Tampines Grande commercial plot to tap on the strong demand for office space outside the CBD
- Healthy rental renewals and tight office supply augurs well for the CDL's office rental segment



*Republic Plaza*

# Moving Forward

**Hotel**

- Over 110 hotels in 18 countries with more than 26,000 rooms

| | Rooms |
|---|---|
| USA: | 7,771 |
| Europe: | 5,560 |
| Middle East: | 1,528 |
| Asia: | 7,713 |
| New Zealand: | 3,618 |

- Twin strategy of being both a hotel owner and operator
  - Cash generation capabilities
  - Capitalises on hotel assets over time



*Grand Millennium Kuala Lumpur*



MILLENNIUM
Artist's impression


***Extracting greater value from its property –***
*Millennium Residence*
*A luxury 135-unit residence to be built on a vacant piece of land next to the Grand Millennium KL*

# Moving Forward

## Hotel

- M&C's hotels are well spread-out geographically with well-distributed revenue stream
- M&C has a robust balance sheet, strong asset position and low debt to capitalise on new opportunities under current economic climate



Millennium Biltmore Los Angeles



Millennium Hotel Paris Opera

# Moving Forward

## Hotel

- 4 new hotels opened in 2007



*Millennium Resort Hotel*
*Patong, Phuket*



*Millennium Oyoun Sharm El Sheikh Hotel, Egypt*



*Millennium Hotel*
*Doha, Qatar*



*Grand Millennium Sukhumvit Bangkok*

# Moving Forward

## **Hotel** – Opening Soon



*Copthorne Hotel Sheffield at Sheffield Football Club – opening November 2008*



*Grand Millennium Beijing – opening April 2008*



*Millennium Chengdu – opening 2008*



*Millennium Wuxi – opening 2008*

*All visuals are artist's impressions*

# Moving Forward

## Hotel - Singapore

- Hospitality in Singapore is performing strongly
- Anticipates the next wave of growth to be 2011 when the two IRs are open and operating successfully



The St. Regis Singapore



M Hotel, Singapore

**Disclaimer:**

*This document may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other developments or companies, shifts in customer demands, customers and partners, expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.*

CITY DEVELOPMENTS LIMITED



# CHAMPIONING CSR IN SINGAPORE

Since the 1990s, Corporate Social Responsibility (CSR) has been an integral part of CDL's corporate vision. CDL's mission is to be a responsible corporate citizen who believes in creating value for stakeholders, conducting sustainable business practices, caring for the community and protecting the environment.

CDL's CSR practices are founded on a genuine concern to protect the interests of our stakeholders such as our customers, employees, investors, community and the environment. We are firmly committed to long term sustainable CSR programmes in the focal areas we have identified, which include the Arts, Youth and Education, the Underprivileged and the Environment.

We also believe in taking a flexible approach to stay ahead of the ever-changing needs of our stakeholders and come up with practices and programmes to cater to their needs.

These CSR practices complement CDL's continued commitment as a socially responsible developer to create a better living and working environment for all.

CDL has been a constituent of the FTSE4Good Social Responsibility Index – an international benchmark to measure CSR standards since 2002. We are also a founding member of Singapore Compact and one of the pioneer Singapore signatories of the United Nations Global Compact to lend support to the advancement of responsible corporate citizenship in Singapore.

For more information on CDL's CSR initiatives, please visit www.cdl.com.sg





# CDL'S RECENT AWARDS AND ACCOLADES

## ACHIEVEMENTS IN CORPORATE SOCIAL RESPONSIBILITY

President's Award for Social Service 2007
- In recognition of its firm commitment and Outstanding voluntary contributions to the Community over the years

FTSE4Good Social Responsibility Index
- Listed since 2002, the index reflects the performance of socially responsible equities that have met globally recognised corporate responsibility standards
-

UN Global Compact
- One of Singapore's pioneering signatories in 2005 in its commitment to uphold the 10 Principles and also a founding member of Singapore Compact

CSR Recognition Award 2007
- Presented by Singapore Compact in recognition of its sustained commitment towards CSR

NVPC Corporate Citizen Award 2006
(National Volunteer and Philanthropy Centre)
- First local-based company to be awarded in recognition of its firm commitment to active corporate citizenship over the years

Total Defence Awards and Home Team NS Awards for Employers 2007 (Special Award)
- In recognition of its support and contribution towards National Service (NS) activities in the Singapore Armed Forces and the Singapore Police Force and Singapore Civil Defence Force respectively

Patron of the Arts Award 2007 (National Arts Council)
- CDL has been on the honours list since 1997 for its contributions towards the arts

Singapore H.E.A.L.T.H. Awards
(Health Promotion Board)
- Gold Award in 2005 and 2006 for its commendable programmes to encourage employees to lead healthy and vibrant lives

The Distinguished Partner of the NYAA
(National Youth Achievement Award Council)
- In recognition of its continuous partnership and support towards youth development

## ACHIEVEMENTS IN ENVIRONMENTAL, HEALTH AND SAFETY

President's Award for the Environment 2007
- First corporate organisation to be awarded for significant contributions towards environmental sustainability through its business and community efforts

Watermark Award 2007 (Public Utilities Board)
- Highest accolade for Friends of Water who have made significant contributions towards Singapore's water sustainability

BCA Green Mark Awards
(Building and Construction Authority)
- First private developer to be awarded Platinum for City Square Mall and The Oceanfront @ Sentosa Cove in 2007. Cliveden at Grange received the same honour in 2008

- Highest number of Green Mark Awards received by a developer (17 to-date)

RoSPA Awards
(Royal Society for Prevention of Accidents Awards)
- Only Gold Award winner in Singapore for two consecutive years in 2006 and 2007 for excellence in Occupational Health and Safety Management in the workplace

ISO 14001: 2004 Environment Management System and ISO 9001: 2000 Quality Management System
(Property Division - Investment Properties)
- First private developer to achieve this for 14 of its commercial buildings in 2007

OHSAS 18001 Health and Safety Management System and ISO 14001:1996 (upgraded to ISO14001:2004) Environmental Management System (Projects Division)
- First private property developer in Singapore to be certified in 2003

MOM Developer Award (Ministry of Manpower) in Workplace Health and Safety Awards
- First awarded in 2003 and again in 2006. It is the only developer to be awarded this prestige

Singapore Environment Achievement Award & Green Office Label 2005 (Singapore Environment Council)
- In recognition of its dedication as a green developer and advocate. Re-certified with the Green Office Label in 2007 for its commitment to environmental protection at the workplace

Singapore Green Plan 2012
(Ministry of the Environment and Water Resources)
- Awarded in 2005 for outstanding contributions towards environmental sustainability in Singapore

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 20-Feb-2008 17:11:07 |
| Announcement No. | 00047 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Announcement of Full Year Results for the year ended 31 December 2007 of Subsidiary Company, Millennium & Copthorne Hotels plc |
| Description | Please see attached the above announcement released by Millennium & Copthorne Hotels plc on 20 February 2008. |
| **Attachments:** | MnC_Results.pdf<br>Total size = **208K**<br>(2048K size limit recommended) |

For immediate release 20 February 2008

MILLENNIUM
HOTELS AND RESORTS
MILLENNIUM • COPTHORNE
You are the Centre of Our World

# MILLENNIUM & COPTHORNE HOTELS PLC
# FULL YEAR AND FOURTH QUARTER RESULTS

Millennium & Copthorne Hotels plc today announces full year and fourth quarter results to 31 December 2007 together with a trading update. The Group has a portfolio of 112 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

Full year highlights

- Group revenue up 7.7%[1] to £669.6m driven by strong demand in Singapore, London and New York
- Hotel operating profit up 22.1%[1] to £140.5m
- Profit before tax up 20.9% to £157.4m
- Headline profit before tax up 25.3% to £118.3m[2] (2006: £94.4m) after taking into account a £9.6m write-down of Sunnyvale development property
- Basic earnings per share up 47.0% to 50.7p
- Headline earnings per share[3] up 47.7% to 32.2p (2006: 21.8p)
- Total dividend per share excluding special dividend up 47.1% to 12.50p (2006: 8.50p)
- Group RevPAR up by 9.7%[1]
- Gearing reduced to 18.3%; interest cover 8.5 times
- Launch of Grand Millennium brand with hotels in Kuala Lumpur and Bangkok
- Signed five new management contracts and three new franchise contracts in 2007 for properties in Middle East, China and New Zealand
- Review of systems and structures completed and being actioned

Fourth quarter highlights

- Group revenue up 7.9%[1] to £186.6m driven by strong demand in Singapore, London and New York
- Hotel operating profit up 16.5%[1] to £46.8m
- Profit before tax up 5.9% to £64.4m
- Headline profit before tax up 1.7% to £36.0m[2] (2006: £35.4m)
- Basic earnings per share up 33.9% to 23.3p
- Headline earnings per share[3] up 35.1% to 12.7p (2006: 9.4p)
- Group RevPAR up by 11.4%[1]

[1] For comparability, statistics for 2006 have been translated at 2007 average exchange rates
[2] Adjusted to exclude other operating income of group, joint ventures and associates and impairment
[3] Adjusted to exclude other operating income of group, joint ventures and associates, impairment (net of tax) and effect of changes in UK tax legislation to remove claw back on hotel allowances

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Our 2007 results are in line with market expectations and marked the fourth consecutive year of encouraging revenue and profit growth. The 5-year compound annual growth rate of profit before tax is 21.4%. The quality and location of our hotels in gateway cities including London, New York and Singapore have been key to the overall strong performance and are expected to be the cornerstone of our continuing success."

"In the first 4 weeks of trading this year, the performance is in line with our expectations with RevPAR growth of 11%. Given the current turmoil in the financial markets, we are cautiously optimistic that we will continue to deliver positive results drawing on our past experiences of weathering all kinds of storms."

**Enquiries:**
Wong Hong Ren, Interim Group Chief Executive
Alan Chapman, Head of Finance — Tel: 020 7872 2444
Milllennium & Copthorne Hotels plc

Tim Anderson, Charles Ryland, Rebecca Dietrich — Tel: 020 7466 5000
Buchanan Communications

**Analyst briefing**
A meeting for analysts will be held at 9.00am at the offices of Buchanan Communications, 45 Moorfields, London EC2Y 9AE on Wednesday 20 February 2008.

## Chairman's Statement

Our 2007 results are in line with market expectations and mark the fourth consecutive year of encouraging revenue and profit growth. The 5-year compound annual growth rate of profit before tax is 21.4%. The quality and location of our hotels in gateway cities including London, New York and Singapore have been key to the overall strong performance and are expected to be the cornerstone of our continuing success.

The Group's hotel operations have increased operating profit by a compound annual growth rate of 21.2% since 2003 while the margin has increased from 13.0% to 21.6%. This reflects the benefits of driving average rate and maintaining a tight control on costs.

The Group's blueprint business strategy (developed in direct response to the world-wide downturn in the hospitality industry of 2003) has proved successful. It was adopted by the Board in 2004, updated in 2006 and has been used by the management to deliver consistent year-on-year growth, reaching yet another record in 2007. We expect it to serve as the foundation for the Group's future growth.

The current economic environment will provide opportunities for expansion. Our business strategy has delivered a robust balance sheet, a strong asset position, low debt and impressive cash generation capability. We are thus ideally positioned to capitalise swiftly on promising new opportunities.

**Financial Performance**
Profit before tax was £157.4m (2006: £130.2m) and basic earnings per share increased by 47.0% to 50.7p while headline earnings per share at 32.2p showed a 47.7% increase on the previous year (2006: 21.8p). Headline profit before tax rose to £118.3m, an increase of 25.3% over 2006.

Group RevPAR increased by 9.7% based on constant currency terms with double digit year-on-year growth in London, New York and Singapore.

**Dividend**
The Board is recommending a final dividend of 10.42p per share which together with the interim dividend of 2.08p per share (2006: 2.08p), will bring the total dividend for 2007 to 12.50p. This is an increase of 47.1% over the 8.50p for 2006 (excluding a 4.0p special dividend). As before, the dividend is based on the growth of profit before tax balanced against the Group's future operating needs and investment potential in the current environment as outlined further in the Looking Forward section.

**Management structures and systems**
The excellent results we have published today are also a reflection of the successful implementation of the business blueprint which we developed in 2004, fine tuned and updated in 2006. These results also reflect the strength of the Millennium & Copthorne team rather than reliance on any one individual.

One consequence of this blueprint is that we have not been affected by the departure of some of our senior management team in the past six months. A committed management team and close adherence to the business blueprint, under the guidance of the Board has contributed to the continuing growth and success of the Group. Our strong management team supported by effective teamwork has enabled us to steer a steady course and has kept us positive and in the right direction.

Mr Wong's comprehensive review of the management structures and systems has just been completed and is now being considered by the Board. Meanwhile, we are continuing to improve and streamline management and systems in sales and marketing, cost management, capital expenditure and will benefit from any associated return on investment.

On the human resources planning front, our emphasis will be to identify candidates with commitment to drive forward initiatives, facilitated by the underlying management systems so as to give the Group long term competitiveness as an owner and operator of assets.

**Non-Executive Appointment and Retirement**
In December 2007, we welcomed Connal Rankin to the Board as an independent non-executive director. Connal's experience during his past 45 years with the HSBC Group is invaluable, particularly his expertise in the human resources field.

Simultaneously, John Sclater retired from the Board after more than ten years of loyal service. John joined the Group immediately prior to its flotation in 1996. The Board wish him every success and happiness in the future.

**Key Operational Highlights**
Our hotel in Kuala Lumpur, Malaysia has been rebranded as Grand Millennium Hotel following an extensive refurbishment programme last year. Our hotel in Oriental Bay Wellington, New Zealand, has also been rebranded, from a Kingsgate to a Copthorne Hotel.

Also in 2007 we opened the Grand Millennium Sukhumvit, a 325-room hotel in Bangkok, through our 50% owned joint venture. The three other hotels that we opened in 2007 are in Doha (Qatar), Sharm el Sheikh (Egypt) and Phuket (Thailand).

The Group made its first foray into China in 2006 with the management contract for the Millennium Hongqiao Hotel in Shanghai. 2008 will mark the opening of the Grand Millennium Beijing, a 521-room 27-storey hotel located in the heart of Beijing's financial and business district ahead of the Beijing Olympics in August. A further two hotels operating under management contracts will also open in China during 2008 in Chengdu and Wuxi. Further hotel openings are scheduled elsewhere for 2008 in Abu Dhabi, Dubai, Kuwait, Sharm el Sheikh (Egypt) and Sheffield (UK).

The total number of management contracts increased to 23 in 2007 from 21 in 2006.

CDL Hospitality Trusts ("CDLHT"), our 38.5% owned REIT associate, has made its second acquisition since its flotation in 2006, being the Novotel Clarke Quay Hotel in Singapore, purchased in June 2007 for S$219.6m (£71.4m) bringing its total portfolio of hotels to six.

We continue to evaluate our portfolio for improvement in order to remain competitive.

**Looking Forward**

In the first 4 weeks of trading this year, the performance is in line with our expectations with RevPAR growth of 11%. Given the current turmoil in the financial markets, we are cautiously optimistic that we will continue to deliver positive results drawing on our past experiences of weathering all kinds of storms.

Asia will continue to be a key region of the Group's future development plans for 2008, as demand for hotel accommodation there is expected to rise. The region performed strongly in 2007 contributing 29.5% of the Group's 2007 revenue and 55.0% to the Group's 2007 operating profit before central costs respectively.

The construction of our 370-room limited-service hotel in Singapore remains on target with an opening expected in the first half of 2009. In view of the acute shortage of hotel rooms in Singapore, this new hotel is expected to bring significant benefits to the Group.

The Board deliberated on the appointment of a CEO. In the process of its deliberations the Board has decided to take a step back and determine what qualities we require in a CEO after we finalised the management structure. In the meantime the Interim CEO Wong Hong Ren will continue to lead our business.

While it is too early to assess the repercussions of the slowdown in the US economy, the current credit-crunch and its impact on the global economy, my fellow Board members and I are cautiously optimistic that the current environment will remain favourable to companies with strong balance sheets and low gearing.

Finally I would like to thank all our staff for their sterling efforts in 2007 and to express my sincere gratitude, as always, to our shareholders, for demonstrating their confidence in the Group, for remaining committed to our future, and for their firm belief in our ability to deliver further good results for 2008 and beyond.

| | Fourth quarter ended 31 December | | Full year ended 31 December | |
|---|---|---|---|---|
| **Financial information** | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Revenue | **186.6** | 177.5 | **669.6** | 646.3 |
| Operating profit | **68.1** | 66.2 | **171.5** | 154.2 |
| Profit before tax | **64.4** | 60.8 | **157.4** | 130.2 |
| Profit for the period | **72.2** | 53.2 | **159.5** | 108.1 |
| Basic earnings per share (pence) | **23.3p** | 17.4p | **50.7p** | 34.5p |

| **Performance reporting** | | | | |
|---|---|---|---|---|
| Hotel operating profit | **46.8** | 42.1 | **140.5** | 120.3 |
| Headline operating profit | **42.2** | 43.4 | **140.2** | 124.7 |
| Headline profit before tax | **36.0** | 35.4 | **118.3** | 94.4 |
| Headline earnings per share (pence) | **12.7p** | 9.4p | **32.2p** | 21.8p |
| Net debt | | | **262.1** | 260.4 |
| Gearing (%) | | | **18.3%** | 20.5% |

| **Operational** | | | | |
|---|---|---|---|---|
| RevPAR growth at constant rates of exchange* | **11.4%** | 10.4% | **9.7%** | 8.8% |
| Occupancy movement | **(0.8%)** | 2.5% | **(0.4%)** | 1.4% |
| Average room rate growth at constant rates of exchange* | **12.3%** | 7.6% | **10.1%** | 6.8% |
| Hotel revenue growth at constant rates of exchange* | **7.7%** | 5.8% | **9.0%** | 4.9% |
| Hotel operating profit growth at constant rates of exchange* | **16.5%** | 9.9% | **22.1%** | 10.0% |

* For comparability, statistics for 2006 have been translated at 2007 average exchange rates

**Fourth quarter overview**

Results for the fourth quarter are shown in Appendices 2 to 5. In overview, for the fourth quarter to 31 December 2007, the Group recorded a pre tax profit of £64.4m (2006: £60.8m), hotel operating profit increased by £4.7m to £46.8m (2006: £42.1m) and headline operating profit fell by £1.2m to £42.2m (2006: £43.4m). Excluding a £9.6m write-down on the Sunnyvale development property in the US, headline operating profit increased by £8.4m. Headline profit before tax increased by £0.6m to £36.0m (2006: £35.4m).

## SUMMARY OF FULL YEAR PERFORMANCE

**Revenue**

Group reported revenue was £669.6m or 3.6% higher than the 2006 sales of £646.3m. The net effect of exchange movements during the year was to decrease reported revenue by £24.3m, mainly driven by a weakening in the US dollar and the Singapore dollar. The Group benefited from a full year's trading of CDLHT and the Grand Copthorne Waterfront Hotel Singapore ("GCW") in 2007, compared to the 5.5 months trading post incorporation impacting 2006.

Organic business revenue grew by £47.6m or 7.7%, with growth in all regions except Australasia where hotel revenue marginally declined as a result of partial closure of properties for refurbishment and the reduced level of sales of Zenith apartments in Sydney through a weakening real estate market. Strong demand in the Group's three key markets of London, New York and Singapore continue to be the key drivers of performance.

**Profit from operations**

Headline profit from operations was £140.2m. This was £15.5m or 12.4% higher than that reported in 2006.

Consistent with the impact on revenue, currency movements had a £4.6m (3.7%) negative impact on the headline profit from operations. Headline operating profit also benefited from the additional six and a half months of CDLHT and GCW trading. After allowing for these two items, headline operating profit for organic business grew by £27.3m (21.9%) with strong performances in London, New York and Singapore.

Operating profit at £171.5m was up £17.3m (11.2%) compared with 2006. This was principally driven by the same factors that affected headline operating profit. Net finance costs reduced by £9.9m principally from lower average net debt during the year and as a result, reported profit before tax increased by £27.2m (20.9%) to £157.4m.

Sunnyvale - The Group formerly operated a hotel on the Sunnyvale site in California, US and a decision to redevelop a new hotel and residential apartments led to the planned closure of the hotel operations in early 2006 and its demolition thereafter in preparation for site redevelopment. A limited amount of development work has been carried out to-date. The Group's accounting policy is to carry development properties at the lower of cost or net realisable value. An external independent valuation company, having an appropriate recognised professional qualification and recent experience in the location and category of the property, prepared a report on the property's value in order to provide the Group's directors with an independent perspective to their assessment of the property's value. With uncertainties in the US property market, the directors now consider the property's net realisable value to be £15.5m and this resulted in a property write-down of £9.6m.

**Share of profit in joint ventures and associates**

In 2007 the Group's share of profit of joint ventures and associates (net of interest, tax and minority interests) increased by 77.0% to £44.6m from £25.2m in 2006 with CDLHT being the largest contributor to the Group's share of 2007 results and the year-on-year increase. The Group has a 38.5% interest in CDLHT as at 31 December 2007 (2006: 39.3%). The Group's share of the 2007 results of CDLHT compared with those of 2006 was boosted by CDLHT's acquisition of the Rendezvous Hotel (New Zealand) in late 2006 and that of the Novotel Clarke Quay (Singapore) acquired in June 2007. In addition it should be noted that the Group only recorded its share of results on CDLHT for 5.5 months in its 2006 results as the investment was subscribed to on 19 July 2006, when CDLHT listed on the Singapore Exchange. Of the total £19.4m year-on-year increase, £14.6m was attributable to the Group's share of the incremental uplift in property values over that recorded in 2006 – this reflects the burgeoning property market in Singapore where the majority of CDLHT's property portfolio is based.

**Other Group operating income**

Other Group operating income consists of:

- Revaluation of investment property relates to two properties. The Tanglin Shopping Centre (Singapore) recorded an uplift in value of £8.7m (2006: £2.6m) and the Biltmore Court and Tower (Los Angeles) recorded no uplift in 2007 (2006: £2.3m).
- The £2.0m dilution gain arising on the investment in CDLHT followed the Group's subscription to a rights issue of stapled securities at a discount together with the non-participation in a S$32.8m (£10.6m) private placement issue, the effect of which marginally diluted the Group's interest in CDLHT which at 31 December 2007 was 38.5%.
- In 2006 the Group sold three of its Singapore hotels on a sale and leaseback arrangement to CDLHT and recorded a profit of £10.1m. The additional £1.4m profit arising in 2007 on that transaction was as a result of writing-back accruals that are no longer required on capital expenditure relating to those assets.
- Business interruption insurance proceeds for 2006 related to a full and final settlement of matters with the Group's insurer over claims by its hotel properties in New York resulting from the terrorist attack on the World Trade Centre on 11 September 2001.
- The Group sold a small number of stapled securities in CDLHT that gave rise to a £0.7m gain (2006: £nil).
- Following protracted negotiations, a £1.0m property tax provision in the US set aside on the acquisition of Regal hotels in 1999 was released in 2007.
- The share of joint ventures and associates' other operating income of £32.3m (2006: £17.7m) represents the Group's share of uplift in value of properties owned by CDLHT.
- The directors undertook an annual review of the carrying value of hotel and property assets for indications of impairment and where appropriate external valuations were undertaken. An impairment charge of £7.0m (2006: £3.5m) has been recorded and principally relates to two hotels in the United States.

**Financing**

The net financing charge of £14.1m was £9.9m lower than that of 2006. The interest cover ratio, excluding share of joint ventures and associates, other operating income and impairment improved from 4.6 times in 2006 to 8.5 times in 2007. The reduction in net financing charge principally reflects the overall reduction in net debt of the Group as well as the lower cost of debt.

**Taxation**

The Group tax credit excluding the tax relating to joint ventures and associates is £2.1m (2006: £22.1m tax expense), giving an effective rate of (1.9%) (2006: 21.1%). The table below details major adjustments affecting the tax charge.

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | **Profit £m** | **Tax Impact £m** | **Effective rate %** | Profit £m | Tax impact £m | Effective rate % |
| Profit before tax as reported | **157.4** | | | 130.2 | | |
| Less share of joint ventures and associates as reported | **(44.6)** | | | (25.2) | | |
| | **112.8** | **28.2** | **25.0%** | 105.0 | 27.4 | 26.1% |
| Effect of change in tax rate on opening deferred tax | | **(3.9)** | **(3.5%)** | | 0.3 | 0.3% |
| Change in UK tax legislation on hotel tax allowances | | **(12.9)** | **(11.4%)** | | - | - |
| Other adjustments relating to prior years | | **(13.5)** | **(12.0%)** | | (5.6) | (5.3%) |
| Reported profit before tax excluding share of joint ventures and associates, tax impact and effective rate | 112.8 | (2.1) | (1.9%) | 105.0 | 22.1 | 21.1% |

Major adjustment factors affecting the 2007 total tax charge:

*Impact of change in UK tax legislation*
The tax base of UK hotel building assets has been reinstated to incorporate their original cost, this being the tax base (pre-indexation) which is available to reduce capital gains tax on potential future disposal. This resulted in an overall estimated increase in the brought forward tax base of £14.5m. Of this total, £12.9m has been recognised in the income statement and £1.6m has been recognised directly in equity. The latter was in proportion to the amount of the total brought forward UK tax liability that had previously been recognised through revaluation reserve.

*Effect of change in tax rates*
The credit relates to UK (£3.2m), New Zealand (£0.5m) and (£0.1m) each for Malaysia and Singapore.

*Adjustments in respect of prior periods*
The Group's tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group's total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. The final resolution of some of these items may give rise to material profit and loss and/or cash flow variances. The geographical complexity of the Group's structure makes the degree of estimation and judgment more challenging. The resolution of issues is not always within the control of the Group and it is often dependent on the efficacy of the legal processes in the relevant tax jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. It is not anticipated that the amount of release in the future will be at the 2007 level.

**Dividend**
The Group is recommending a dividend of [12.5p] per share comprising a final dividend of [10.42p]. Taken together with the interim dividend of 2.08p (2006: 2.08p), the total dividend of [12.5p] for 2007, an increase of 47.1% over 2006 (8.50p excluding a 4.0p special dividend). This dividend for 2007 is covered 4.1 times by earnings (2006: 2.8 times). Subject to approval by shareholders at the Annual General Meeting to be held on 7 May 2008, the final dividend will be paid on 16 May 2008 to shareholders on the register on 25 March 2008. The ex-dividend date of the Company's shares is 19 March 2008.

**Earnings per share**
Basic earnings per share grew by 16.2p to 50.7p (2006: 34.5p). Headline earnings per share rose from 21.8p per share in 2006 to 32.2p per share in 2007, a 47.7% increase. The table below reconciles basic earnings per share to headline earnings per share.

| | 2007 pence | 2006 pence |
|---|---|---|
| **Reported basic earnings per share** | **50.7** | **34.5** |
| Other operating income | | |
| - Group | (4.7) | (7.5) |
| - Share of joint ventures and associates | (11.0) | (6.1) |
| Impairment | 2.4 | 1.2 |
| Tax effect on the above | (0.8) | (0.3) |
| Change in UK tax legislation on hotel tax allowances | (4.4) | - |
| **Headline earnings per share** | **32.2** | **21.8** |

## FULL YEAR PERFORMANCE BY REGION

For comparability, the following regional review is based upon calculations in constant currency whereby 31 December 2006 average room rate, RevPAR, revenue, gross operating profit and headline operating profit have been translated at 2007 average exchange rates.

**UNITED STATES**

**New York**

Revenue growth in New York was 12.3% benefiting from high demand throughout the year which has allowed the emphasis to remain on rate, although there was also occupancy growth in the Millennium UN Plaza property. At constant rates of exchange, average rates increased by 14.0% to £150.20 (2006: £131.79). Combined with a marginal overall increase in occupancy, the net result was a 14.1% increase in RevPAR to £130.07 (2006: £114.00). This was the highest RevPAR growth of our six main geographic segments for the year. The resultant impact of this was to drive gross operating profit margins up 2.9 percentage points to 40.6% (2006: 37.7%).

Headline operating profit was 30.8% higher, reflecting strong profit conversion on the incremental revenue growth.

**Regional US**

Regional US operating results were impacted by a £9.6m write-down of the Sunnyvale development property as discussed in the summary of full year performance on page 4.

RevPAR increased by 5.9% to £33.64 (2006: £31.77). This was driven by a 7.2% increase in average room rates to £50.59 (2006: £47.20) offset by a 0.8 percentage points fall in occupancy to 66.5% (2006: 67.3%). The top four Millennium properties had RevPAR growth of between 9.4% and 18.0% with four of these properties managing to increase occupancy in addition to rate. Growth was almost universal throughout the region, although there was variation between properties.

In January the Group commenced a combined $50m (£25.1m) renovation project at the Millennium Bostonian Hotel in Boston and the Millennium Knickerbocker in Chicago to completely transform both hotels to bring a stylish, high-quality upscale look to both properties.

**EUROPE**

**London**

Growth in London revenue was 9.3%, fuelled on the back of strong demand and the Group policy to seek aggressive average rate increases. Incremental conversion was 95%.

RevPAR increased by 10.4% to £82.23 (2006: £74.50) as a result of strong rate growth. Average rates improved by 13.6% to £97.31 (2006: £85.63) with an overall 2.5 percentage point fall in occupancy to 84.5%. The Millennium Gloucester, on the back of a 142-room refurbishment in the first four months of 2006, produced a RevPAR growth of 13.7% which was the highest of our London properties.

**Rest of Europe**

Revenue growth of 1.0% in the region was disappointing for a variety of reasons as referred to below but with continued focus on cost efficiency, operating profit growth of £2.7m or 22.0%, outstripped that of revenue. RevPAR increased by 2.7% to £53.57 (2006: £52.17) driven by rate growth of 3.9% from £71.18 to £73.99 with a fall in occupancy to 72.4% (2006: 73.3%).

*Regional UK*
RevPAR increased 5.1% to £56.67 driven by a 0.5 percentage point increase in occupancy to 77.7% (2006: 77.2%) and a 4.5% increase in rate to £72.94 (2006: £69.82). The strongest growth was in Aberdeen and Gatwick whilst our Effingham and Glasgow properties also grew RevPAR by at least 11%. Growth was not universal with three properties suffering reduced RevPAR, mainly as a result of increased competition from new properties opening in each of the cities.

*France & Germany*
Our presence in these two countries remains limited to four hotels. RevPAR fell by 1.5% to £48.65. The year started with a weak set of results in our two German properties which has continued throughout the year. As a result, we have sold 4.6% fewer rooms in Germany which, when combined with a small fall in rate, has resulted in a RevPAR decrease of 8.7%. Our two French properties showed a 5.3% increase in RevPAR.

*Middle East*
Two new management contracts involving new build hotels were signed in the year. The hotels are due to open in 2008.

Two new properties in the Middle East region opened in the year, The Millennium Hotel Doha in Qatar, and the Millennium Oy Oun Hotel, Sharm el Sheikh in Egypt. The contract for the Coral Beach Diving Hotel in Marsa Alam in Egypt has now ended.

**ASIA**

Revenue growth was £30.3m or 18.1% including an incremental £11.5m from the Grand Copthorne Waterfront and a full year of CDLHT management fees where only the last 5.5 months were included in 2006.

Headline operating profit increased by £17.8m or 35.7% with the impact of CDLHT amounting to £2.5m. This impact consists of a number of factors, namely (i) additional profit principally from the Grand Copthorne Waterfront for the period January to mid July and management fees receivable for the management of CDLHT for the same period; (ii) less new rental charges for the three properties sold to and leased back from CDLHT; and (iii) share of income from our 38.5% stake in CDLHT.

Two new joint ventures in China and another in India did not have any material impact on the region's results.

RevPAR increased by 14.0% to £48.63 (2006: £42.64) driven by a 12.6% increase in average room rates to £63.08 (2006: £56.03) and 1.0 percentage point occupancy growth to 77.1%.

*Singapore*
The Grand Copthorne Waterfront has been included in the statistics for this region since July 2006 and strong growth continues in this buoyant market. On a like-for-like basis ("LFL") using full year statistics for the Grand Copthorne Waterfront, RevPAR increased 30.5% to £54.11 (2006: £41.47) driven by a 24.9% growth in average room rates to £61.98 (2006: £49.61). In 2006 this LFL basis, occupancy increased by 3.7 percentage points to 87.3% (2006: 83.6%).

*Rest of Asia*
RevPAR figures in the rest of Asia have been affected by the refurbishment works at the Grand Millennium Kuala Lumpur. RevPAR increased by 3.1% to £44.56 (2006: £43.24). On a LFL basis excluding the Grand Millennium Kuala Lumpur, RevPAR increased by 8.0% to £48.79 (2006: £45.19). There was positive growth in the remaining property portfolio within Asia, with credible performances in Seoul, Jakarta, Manila and Penang. The Millennium Seoul Hilton now benefits from the addition of a state run casino.

During the year the Group launched the Grand Millennium brand. The inaugural hotel for this brand was the Group's former hotel in Kuala Lumpur which, prior to launch underwent major refurbishment in its public areas and reopened as the Grand Millennium Kuala Lumpur in September. The second Grand Millennium is our new joint venture property in Thailand, the 325 room Grand Millennium

Sukhumvit Bangkok which opened in the final quarter of 2007. A second hotel was opened in Thailand in November, being the 421 room Millennium Resort Patong, Phuket operated by the Group under management contract.

**AUSTRALASIA**

In New Zealand, where we operate under the Millennium, Copthorne and Kingsgate brands, RevPAR increased by 3.0% to £29.57 (2006: £28.72). Occupancy was relatively stable at 69.3% (2006: 69.6%) and average rate increased by 3.4% to £42.67 (2006: £41.27). The Oriental Bay underwent a major refurbishment and has now been re-branded as a Copthorne. Operations at the Kingsgate Greenlane ceased when its lease expired in April 2007. A further 35 rooms were added to the Copthorne Hotel & Resort Bay of Islands.

The lease of the Copthorne Hotel Wellington Plimmer Towers expires in April 2008. As part of the lease the Group has had to accrue for restoration costs and these amounted to £1.7m and have reduced the hotel's operating profit accordingly.

Amongst the Group's managed and franchised properties it franchised two new hotels and acquired one new management contract whilst it lost one franchise which changed ownership. The Group now has three managed and eleven franchised properties in the region.

In Sydney, seven Zenith apartments have been sold during the year for a profit of £0.7m (2006: £3.3m). The real estate market has softened in the past year and the remaining properties are not currently being actively marketed. The short fall from Zenith was mostly offset by the Group's land development operations in New Zealand.

**Notes:**

**1. About Millennium & Copthorne Hotels plc**

The Group's principal operations are providing hotel rooms to guests in the following regions: The Americas, Europe, Middle East, Asia and Australasia.

The Group owns, operates, manages and franchises hotels, with significant operations in London, New York and Singapore. In addition, the Group's property expertise allows it to manage its real estate assets actively and to unlock long term value to ensure superior value creation over time.

[The Group operates under four brands]: Grand Millennium, Millennium, Copthorne and Kingsgate and is primarily focusing on the development of the Millennium brand, which is used for its four star deluxe or five star properties in gateway cities. The Group is also planning to expand the Copthorne brand, primarily in the UK provinces through redevelopment of sites and management contracts. The Kingsgate brand is mainly located in New Zealand.

**2. Financial Schedules**


| | Page |
|---|---|
| **Year ended 31 December 2007** | |
| - Consolidated income statement | 10 |
| - Consolidated statement of recognised income and expense | 11 |
| - Consolidated balance sheet | 12 |
| - Consolidated statement of cash flows | 13 - 14 |
| - Segmental reporting | 15 - 17 |
| - Notes to the schedules (including Non GAAP measures) | 18 - 23 |
| - Key operating statistics (Appendix 1) | 24 |
| **Quarter ended 31 December 2007** | |
| - Consolidated income statement (Appendix 2) | 25 |
| - Segmental reporting (Appendix 3) | 26 |
| - Non GAAP measures (Appendix 4) | 27 |
| - Key operating statistics (Appendix 5) | 28 |

## Consolidated income statement
## for the year ended 31 December 2007

| | Notes | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|---|
| Revenue | | 669.6 | 646.3 |
| Cost of sales | | (284.8) | (277.4) |
| **Gross profit** | | 384.8 | 368.9 |
| Administrative expenses | | (271.7) | (261.5) |
| Other operating income | 2 | 13.8 | 21.6 |
| | | 126.9 | 129.0 |
| Share of profit of joint ventures and associates | | 44.6 | 25.2 |
| Analysed between share of: | | | |
| **Operating profit before other income** | | 20.1 | 13.8 |
| Other operating income | | 32.3 | 17.7 |
| Interest, tax and minority interests | 3 | (7.8) | (6.3) |
| **Operating profit** | | 171.5 | 154.2 |
| Analysed between: | | | |
| **Headline operating profit** | | 140.2 | 124.7 |
| Other operating income - Group | 2 | 13.8 | 21.6 |
| Other operating income - Share of joint ventures and associates | | 32.3 | 17.7 |
| Impairment (included within administrative expenses) | | (7.0) | (3.5) |
| Share of interest, tax and minority interests of joint ventures and associates | | (7.8) | (6.3) |
| Finance income | | 12.3 | 5.8 |
| Finance expense | | (26.4) | (29.8) |
| **Net finance expense** | | (14.1) | (24.0) |
| **Profit before income tax** | | 157.4 | 130.2 |
| Income tax credit/(expense) | 4 | 2.1 | (22.1) |
| **Profit for the year** | | 159.5 | 108.1 |
| Attributable to: | | | |
| Equity holders of the parent | | 149.4 | 100.1 |
| Minority interests | | 10.1 | 8.0 |
| | | 159.5 | 108.1 |
| **Earnings per share** | | | |
| Basic earnings per share (pence) | 5 | 50.7p | 34.5p |
| Diluted earnings per share (pence) | 5 | 50.6p | 34.4p |

The financial results above all derive from continuing activities.

## Consolidated statement of recognised income and expense for year ended 31 December 2007

| | Notes | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|---|
| Foreign exchange translation differences | | **17.4** | (84.2) |
| Share of associates other reserve movements | | **6.9** | (2.3) |
| Actuarial gains/(losses) arising in respect of defined benefit pension schemes | | **0.7** | (1.4) |
| Income tax on income and expense recognised directly in equity | 4 | **2.6** | 2.6 |
| **Income and expense recognised directly in equity** | | **27.6** | (85.3) |
| Profit for the year | | **159.5** | 108.1 |
| **Total recognised income and expense for the year** | | **187.1** | 22.8 |
| Attributable to: | | | |
| Equity holders of the parent | | **169.6** | 25.1 |
| Minority interests | | **17.5** | (2.3) |
| **Total recognised income and expense for the year** | | **187.1** | 22.8 |

## Consolidated balance sheet
## as at 31 December 2007

| | Notes | As at 31 December 2007 £m | As at 31 December 2006 £m |
|---|---|---|---|
| **Non-current assets** | | | |
| Property, plant and equipment | | **1,709.0** | 1,699.9 |
| Lease premium prepayment | | **90.0** | 74.6 |
| Investment properties | | **58.2** | 49.6 |
| Investments in joint ventures and associates | | **254.5** | 115.5 |
| Loans due from joint ventures and associates | | **5.4** | 26.5 |
| Other financial assets | | **4.8** | 4.5 |
| | | **2,121.9** | 1,970.6 |
| **Current assets** | | | |
| Inventories | | **4.9** | 4.6 |
| Development properties | | **69.6** | 68.6 |
| Lease premium prepayment | | **1.1** | 1.3 |
| Trade and other receivables | | **58.2** | 56.5 |
| Other financial assets | | **9.1** | 7.2 |
| Cash and cash equivalents | | **156.3** | 162.3 |
| | | **299.2** | 300.5 |
| **Total assets** | | **2,421.1** | 2,271.1 |
| **Non-current liabilities** | | | |
| Interest-bearing loans, bonds and borrowings | | **(304.1)** | (283.1) |
| Employee benefits | | **(12.9)** | (15.0) |
| Provisions | | **(1.0)** | (1.3) |
| Other non-current liabilities | | **(90.9)** | (93.1) |
| Deferred tax liabilities | | **(205.8)** | (224.6) |
| | | **(614.7)** | (617.1) |
| **Current liabilities** | | | |
| Interest-bearing loans, bonds and borrowings | | **(114.3)** | (139.6) |
| Trade and other payables | | **(113.7)** | (103.8) |
| Provisions | | **(0.4)** | (0.4) |
| Income taxes payable | | **(17.4)** | (18.1) |
| | | **(245.8)** | (261.9) |
| **Total liabilities** | | **(860.5)** | (879.0) |
| **Net assets** | | **1,560.6** | 1,392.1 |
| **Equity** | | | |
| Total equity attributable to equity holders of the parent | | **1,430.4** | 1,269.1 |
| Minority interests | | **130.2** | 123.0 |
| **Total equity** | 7 | **1,560.6** | 1,392.1 |

## Consolidated statement of cash flows
## for the year ended 31 December 2007

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| **Cash flows from operating activities** | | |
| Profit for the year | 159.5 | 108.1 |
| *Adjustments for:* | | |
| Depreciation and amortisation | 28.7 | 34.5 |
| Share of profit of joint ventures and associates | (44.6) | (25.2) |
| Impairment losses on property, plant and equipment | 7.0 | 3.5 |
| Profit on sale of property, plant and equipment | (1.4) | (11.2) |
| Release of property tax provision | (1.0) | - |
| Gain on dilution of investment in an associate | (2.0) | - |
| Profit on sale of stapled securities in an associate | (0.7) | - |
| Change in fair value of investment properties | (8.7) | (4.9) |
| Write down of development properties | 9.6 | - |
| Equity settled share-based payment transactions | 0.8 | 0.6 |
| Finance income | (12.3) | (5.8) |
| Finance expense | 26.4 | 29.8 |
| Income tax (credit)/expense | (2.1) | 22.1 |
| | 159.2 | 151.5 |
| Increase in inventories, trade and other receivables | (2.3) | (5.1) |
| Increase in development properties | (1.9) | (2.5) |
| Increase in trade and other payables | 7.6 | 0.9 |
| Decrease in provisions and employee benefits | (2.4) | (0.3) |
| **Cash generated from operations** | 160.2 | 144.5 |
| Interest paid | (22.8) | (28.9) |
| Interest received | 8.5 | 7.8 |
| Income taxes paid | (17.7) | (16.3) |
| **Net cash from operating activities** | 128.2 | 107.1 |
| **Cash flows from investing activities** | | |
| Proceeds from sale of property, plant and equipment and investment properties | 0.3 | 123.3 |
| Proceeds from pre-paid land lease | - | 87.5 |
| Investment in financial assets | (5.0) | (3.1) |
| Proceeds from disposal of joint venture | - | 4.0 |
| Proceeds from the sale of stapled securities in an associate | 1.6 | - |
| Dividends received from associates | 6.6 | - |
| Increase in loan to joint venture | (0.6) | - |
| Increase in investment in joint ventures and associates | (59.6) | (81.3) |
| Acquisition of property, plant and equipment | (56.8) | (34.6) |
| **Net cash flow (used in)/from investing activities** | (113.5) | 95.8 |
| **Balance carried forward** | 14.7 | 202.9 |

**Consolidated statement of cash flows (continued)**
**for the year ended 31 December 2007**

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| **Balance brought forward** | 14.7 | 202.9 |
| **Cash flows from financing activities** | | |
| Proceeds from the issue of share capital | 1.4 | 2.2 |
| Repayment of borrowings | (241.4) | (205.0) |
| Drawdown of borrowings | 235.8 | 79.7 |
| Payment of finance lease obligations | (2.1) | (2.0) |
| Loan arrangement fees | (0.5) | (0.6) |
| Share buy back of minority interests | (10.0) | - |
| Dividends paid to minority interests | (2.2) | (2.2) |
| Capital contribution from minority interests | 1.9 | - |
| Dividends paid to equity holders of the parent | (10.5) | (9.1) |
| **Net cash used in financing activities** | (27.6) | (137.0) |
| | | |
| **Net (decrease)/increase in cash and cash equivalents** | (12.9) | 65.9 |
| Cash and cash equivalents at beginning of year | 161.5 | 103.7 |
| Effect of exchange rate fluctuations on cash held | 7.3 | (8.1) |
| **Cash and cash equivalents at end of the year** | 155.9 | 161.5 |
| | | |
| **Reconciliation of cash and cash equivalents** | | |
| Cash and cash equivalents shown in the balance sheet | 156.3 | 162.3 |
| Overdraft bank accounts included in borrowings | (0.4) | (0.8) |
| **Cash and cash equivalents for cash flow statement purposes** | 155.9 | 161.5 |

## Segmental reporting

The following segmental analysis is not intended to be a full statutory disclosure.

| | Year ended 31 December 2007 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | New York £m | Regional US £m | London £m | Rest of Europe £m | Asia £m | Australasia £m | Central costs £m | Total Group £m |
| **Revenue** | | | | | | | | |
| Hotel | 106.5 | 112.0 | 92.0 | 98.0 | 196.0 | 45.2 | - | 649.7 |
| Property operations | - | 1.6 | - | - | 1.5 | 16.8 | - | 19.9 |
| Total | 106.5 | 113.6 | 92.0 | 98.0 | 197.5 | 62.0 | - | 669.6 |
| Hotel gross operating profit | 43.2 | 26.8 | 46.4 | 30.7 | 83.2 | 18.4 | - | 248.7 |
| Hotel fixed charges* | (15.6) | (17.4) | (12.7) | (15.7) | (36.5) | (10.3) | - | (108.2) |
| Hotel operating profit | 27.6 | 9.4 | 33.7 | 15.0 | 46.7 | 8.1 | - | 140.5 |
| Property operations operating profit/(loss) | - | (9.8) | - | - | 0.9 | 7.9 | - | (1.0) |
| Central costs | - | - | - | - | - | - | (19.4) | (19.4) |
| Share of joint ventures and associates operating profit | - | - | - | - | 20.1 | - | - | 20.1 |
| **Headline operating profit/(loss)** | 27.6 | (0.4) | 33.7 | 15.0 | 67.7 | 16.0 | (19.4) | 140.2 |
| Other operating income - Group | - | - | - | - | 12.8 | - | 1.0 | 13.8 |
| Other operating income - Share of joint ventures and associates | - | - | - | - | 32.3 | - | - | 32.3 |
| Impairment | - | (6.1) | - | (0.9) | - | - | - | (7.0) |
| Share of interest, tax and minority interests of joint ventures and associates | - | - | - | - | (7.8) | - | - | (7.8) |
| **Operating profit/(loss)** | 27.6 | (6.5) | 33.7 | 14.1 | 105.0 | 16.0 | (18.4) | 171.5 |
| Net financing costs | | | | | | | | (14.1) |
| **Profit before tax** | | | | | | | | 157.4 |

## Segmental reporting (continued)

| | Year ended 31 December 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | New York £m | Regional US £m | London £m | Rest of Europe £m | Asia £m | Australasia £m | Central costs £m | Total Group £m |
| **Revenue** | | | | | | | | |
| Hotel | 103.1 | 117.0 | 84.2 | 96.8 | 175.1 | 44.9 | - | 621.1 |
| Property operations | - | 2.3 | - | - | 1.4 | 21.5 | - | 25.2 |
| Total | 103.1 | 119.3 | 84.2 | 96.8 | 176.5 | 66.4 | - | 646.3 |
| Hotel gross operating profit | 38.9 | 27.7 | 40.1 | 28.9 | 69.4 | 18.8 | - | 223.8 |
| Hotel fixed charges* | (16.3) | (18.5) | (13.8) | (16.6) | (29.8) | (8.5) | - | (103.5) |
| Hotel operating profit | 22.6 | 9.2 | 26.3 | 12.3 | 39.6 | 10.3 | - | 120.3 |
| Property operations operating profit | - | 0.2 | - | - | 0.6 | 8.0 | - | 8.8 |
| Central costs | - | - | - | - | - | - | (18.2) | (18.2) |
| Share of joint ventures and associates operating profit | - | - | - | - | 13.8 | - | - | 13.8 |
| **Headline operating profit/(loss)** | 22.6 | 9.4 | 26.3 | 12.3 | 54.0 | 18.3 | (18.2) | 124.7 |
| Other operating income - Group | 5.5 | 3.1 | - | - | 13.0 | - | - | 21.6 |
| Other operating income - Share of joint ventures and associates | - | - | - | - | 17.7 | - | - | 17.7 |
| Impairment | - | (0.6) | - | (2.9) | - | - | - | (3.5) |
| Share of interest, tax and minority interests of joint ventures and associates | - | - | - | - | (6.3) | - | - | (6.3) |
| **Operating profit/(loss)** | 28.1 | 11.9 | 26.3 | 9.4 | 78.4 | 18.3 | (18.2) | 154.2 |
| Net financing costs | | | | | | | | (24.0) |
| **Profit before tax** | | | | | | | | 130.2 |

* 'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees

## Segmental reporting (continued)

### Segmental assets and liabilities

| As at 31 December 2007 | New York 2007 £m | Regional US 2007 £m | London 2007 £m | Rest of Europe 2007 £m | Asia 2007 £m | Australasia 2007 £m | Total Group 2007 £m |
|---|---|---|---|---|---|---|---|
| Hotel operating assets | 284.4 | 254.2 | 447.6 | 220.5 | 554.9 | 112.9 | 1,874.5 |
| Hotel operating liabilities | (9.6) | (26.9) | (20.5) | (15.8) | (137.4) | (7.5) | (217.7) |
| Investments in joint ventures and associates | - | - | - | - | 238.0 | 16.5 | 254.5 |
| Loans to joint ventures | - | - | - | - | 5.4 | - | 5.4 |
| **Total hotel operating net assets** | 274.8 | 227.3 | 427.1 | 204.7 | 660.9 | 121.9 | 1,916.7 |
| Property operating assets | - | 34.5 | - | - | 43.1 | 52.8 | 130.4 |
| Property operating liabilities | - | (0.1) | - | - | (0.4) | (0.7) | (1.2) |
| **Total property operating net assets** | - | 34.4 | - | - | 42.7 | 52.1 | 129.2 |
| Deferred tax liabilities | | | | | | | (205.8) |
| Income taxes payable | | | | | | | (17.4) |
| Net debt | | | | | | | (262.1) |
| **Net assets** | | | | | | | 1,560.6 |

| As at 31 December 2006 | New York 2006 £m | Regional US 2006 £m | London 2006 £m | Rest of Europe 2006 £m | Asia 2006 £m | Australasia 2006 £m | Total Group 2006 £m |
|---|---|---|---|---|---|---|---|
| Hotel operating assets | 292.3 | 235.9 | 452.0 | 216.1 | 468.8 | 97.4 | 1,762.5 |
| Hotel operating liabilities | (9.6) | (26.6) | (21.1) | (18.0) | (43.1) | (6.3) | (124.7) |
| Investments in joint ventures and associates | - | - | - | - | 115.5 | - | 115.5 |
| Loans to joint ventures | - | - | - | - | 26.5 | - | 26.5 |
| **Total hotel operating net assets** | 282.7 | 209.3 | 430.9 | 198.1 | 567.7 | 91.1 | 1,779.8 |
| Property operating assets | - | 43.3 | - | - | 33.9 | 42.0 | 119.2 |
| Property operating liabilities | - | (2.6) | - | - | (0.4) | (0.8) | (3.8) |
| **Total property operating net assets** | - | 40.7 | - | - | 33.5 | 41.2 | 115.4 |
| Deferred tax liabilities | | | | | | | (224.6) |
| Income taxes payable | | | | | | | (18.1) |
| Net debt | | | | | | | (260.4) |
| **Net assets** | | | | | | | 1,392.1 |

## 1. General information

### Basis of preparation

The fourth quarter and full year results for Millennium & Copthorne Hotels plc ('the Company') to 31 December 2007 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in jointly controlled and associate entities.

The financial information set out in this preliminary announcement does not constitute the Company's statutory accounts for the years ended 31 December 2007 or 2006. Statutory accounts for 2006 have been delivered to the registrar of companies, and those for 2007, prepared under accounting standards adopted by the EU, will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The consolidated financial statements of the Group for the financial year ended 31 December 2006 are available from the Company's website www.millenniumhotels.com.

The year end results have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2006.

The fourth quarter and full year results were approved by the Board of Directors on 19 February 2008.

The disposal to CDLHT in 2006 in which the Group holds a 38.5% interest as at 31 December 2007 (31 December 2006: 39.3%) represents the property, plant and equipment element of the sale and lease back of three Singapore hotels. The disposal amount has been restated in respect of the land lease element of the transaction on the 75 year leases of the Orchard and M Hotel. In the 2006 Financial Statements the proportion of the consideration received as prepayment by CDLHT of the operating lease of the land was effectively netted off against the freehold land value for these two hotels. In adjusting to reflect each component separately, freehold land has been restated to the value before the transaction and the deferred income arising from the lease prepayment has been recognised on the balance sheet at the value at the date of the transaction of £87.5m with the disposal figure in the note above reduced by the same amount.

The deferred income recognised in the balance sheet will be amortised over the 75 year term of the lease. At 31 December 2007 an amount of £85.9m (31 December 2006: £87.5m) is recognised in the balance sheet as deferred income, £84.7m as non-current liabilities and £1.2m as current liabilities and an amount of £1.6m has been amortised and credited to the income statement in the current year.

Whilst the financial information included in the preliminary statement has been prepared in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all disclosure requirements of IFRS. Information contained in this announcement has been extracted from full IFRS compliant Report and Accounts that were approved on 19 February 2008.

### Use of adjusted measures

### Presentation of headline operating profit

The Group presents headline operating profit, this excludes material one-off or unusual items such as profits on disposal of property, fair value adjustments to investment property and business interruption insurance proceeds. The Group believes that it is both useful and necessary to report these measures for the following reasons:

- they are measures used by the Group for internal performance analysis: and
- it is useful in connection with discussion with the investment analyst community

Reconciliation of these measures to the closest equivalent GAAP measure, operating profit/(loss) is provided on page 23.

### Like-for-like growth

The Group believes that like-for-like growth which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and interested parties for the following reasons:

- it provides additional information on the underlying growth of the business without the effect of factors unrelated to the operating performance of the business; and
- it is used by the Group for internal performance analysis

## 2. Other operating income

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| Release of property tax provision set aside on acquisition of Regal hotels in 1999 | **1.0** | - |
| Profit on disposal of stapled securities in CDLHT | **0.7** | - |
| Gain on dilution of investment in CDLHT (see note below) | **2.0** | - |
| Profit on sale and leaseback of three Singapore hotels – Orchard Hotel, Copthorne | | |
| Kings Hotel and M Hotel | **1.4** | 10.1 |
| Changes in fair value upon revaluation of investment property | **8.7** | 4.9 |
| Business interruption insurance proceeds | **-** | 5.5 |
| Other | **-** | 1.1 |
| | **13.8** | 21.6 |

Note: The £2.0m gain on dilution arose from the Group subscribing to a rights issue at a discount and non-participation in a private placement issue.

## 3. Share of joint ventures and associates interest, tax and minority interests

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| Interest | **(3.2)** | (1.4) |
| Tax | **(1.4)** | (1.8) |
| Minority interests | **(3.2)** | (3.1) |
| | **(7.8)** | (6.3) |

## 4. Income tax (credit)/expense

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| UK | **(13.5)** | 0.7 |
| Overseas | **11.4** | 21.4 |
| Total income tax (credit)/expense in income statement | **(2.1)** | 22.1 |

## 4. Income tax (credit)/expense (continued)

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| **Current tax** | | |
| Corporation tax charge for the year | 20.2 | 18.2 |
| Adjustment in respect of prior years | (4.0) | (6.6) |
| Total current tax expense | 16.2 | 11.6 |
| **Deferred tax** | | |
| Origination and reversal of timing differences | 5.3 | 0.3 |
| (Reduction)/increase in tax rate | (3.9) | 0.2 |
| Benefits of tax losses recognised | 2.7 | 9.0 |
| (Over)/under provision in respect of prior years | (9.5) | 1.0 |
| Change in UK tax legislation in respect of the removal of claw back on hotel tax allowances | (12.9) | - |
| Total deferred tax (credit)/expense | (18.3) | 10.5 |
| Total income tax (credit)/expense in the income statement | (2.1) | 22.1 |

| **Income tax reconciliation** | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| Profit before tax in income statement | 157.4 | 130.2 |
| Less share of profit of joint ventures and associates | (44.6) | (25.2) |
| | 112.8 | 105.0 |
| Income tax on ordinary activities at the standard rate of UK tax of 30% | 33.8 | 31.5 |
| Effects of: | | |
| Net non-taxable income | (0.5) | (5.5) |
| Current year losses for which no deferred tax asset was recognised | 0.9 | 0.5 |
| Recognition of previously unrecognised tax losses | - | (0.6) |
| Effect of tax rates in foreign jurisdictions | (6.4) | 0.4 |
| Effect of change in tax rates on opening deferred tax assets | (3.9) | 0.3 |
| Effect of change in UK tax legislation in respect of the removal of claw back on hotel tax allowances | (12.9) | - |
| Adjustments to tax charge in respect of prior years | (13.5) | (5.6) |
| Unrecognised deferred tax assets | 0.4 | 1.1 |
| Total income tax (credit)/expense in the income statement | (2.1) | 22.1 |

**4. Income tax (credit)/expense (continued)**

Excluding the tax relating to joint ventures and associates, the Group has recorded a tax credit of £2.1m (2006: £22.1m expense). This reduced tax expense is primarily attributable to: (i) the deferred tax impact of a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances, resulting in an estimated tax credit of £12.9m; (ii) a £3.9m credit in respect of the impact on deferred tax of reduced tax rates and; (iii) a £13.5m credit in respect of adjustments relating to prior years.

A tax charge of £1.4m (2006: £1.8m) relating to joint ventures and associates is included in the reported profit before tax.

| **Income tax recognised directly in equity** | **Year ended 31 December 2007 £m** | Year ended 31 December 2006 £m |
|---|---|---|
| Taxation (expense)/credit arising on defined benefit pension schemes | **(1.2)** | 0.4 |
| Taxation credit arising in respect of previously revalued property | **3.2** | 2.2 |
| Taxation credit arising on share option schemes | **0.6** | - |
| **Total income tax recognised directly in equity** | **2.6** | 2.6 |

**5. Earnings per share**

| | **Year ended 31 December 2007 £m** | Year ended 31 December 2006 £m |
|---|---|---|
| **Basic earnings per share** | | |
| Profit for the year attributable to holders of the parent (£m) | **149.4** | 100.1 |
| Weighted average number of shares in issue (m) | **294.4** | 289.9 |
| Basic earnings per share (pence) | **50.7** | 34.5 |
| **Diluted earnings per share** | | |
| Diluted weighted average number of shares in issue (m) | **295.1** | 290.6 |
| Diluted earnings per share (pence) | **50.6** | 34.4 |
| **Headline earnings per share** | | |
| Profit for the year attributable to holders of the parent (£m) | **149.4** | 100.1 |
| Adjustment to exclude: | | |
| - Other operating income (net of tax) (£m) | **(13.8)** | (22.4) |
| - Impairment (net of tax) (£m) | **4.5** | 3.3 |
| - Share of associates other operating income (nil tax) (£m) | **(32.3)** | (17.7) |
| - Change in UK tax legislation on hotel tax allowances (£m) | **(12.9)** | - |
| Adjusted profit for the year attributable to holders of the parent (£m) | **94.9** | 63.3 |
| Weighted average number of shares in issue (m) | **294.4** | 289.9 |
| Headline earnings per share (pence) | **32.2** | 21.8 |
| **Diluted headline earnings per share** | | |
| Diluted weighted average number of shares in issue (m) | **295.1** | 290.6 |
| Headline diluted earnings per share (pence) | **32.2** | 21.8 |

## 6. Dividends

Dividends have been recognised within equity as follows:

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| Final ordinary dividend for 2006 of 6.42p (for 2005: 5.62p) | 18.7 | 16.2 |
| Interim ordinary dividend for 2007 of 2.08p (for 2006: 2.08p) | 6.2 | 6.1 |
| | 24.9 | 22.3 |
| Special ordinary dividend for 2006 of 4.00p (for 2005: Nil) | 11.7 | - |
| | 36.6 | 22.3 |

## 7. Statement of changes to total equity

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| Total recognised income and expense for the year | 187.1 | 22.8 |
| Dividends paid/payable to equity holders of the parent | (36.6) | (22.3) |
| Issue of shares in lieu of dividends | 26.1 | 13.2 |
| Dividends paid to minority interests | (2.2) | (2.2) |
| Share options exercised | 1.4 | 2.2 |
| Share buy back of minority interests | (10.0) | - |
| Capital contribution from minority interests | 1.9 | - |
| Equity settled transactions | 0.8 | 0.6 |
| Net increase in total equity | 168.5 | 14.3 |
| Opening total equity | 1,392.1 | 1,377.8 |
| **Closing total equity** | 1,560.6 | 1,392.1 |

## 8. Non-GAAP measures

**Headline operating profit**

Headline operating profit is the Group's measure of the underlying profit before interest and tax. It includes the operating results of joint ventures and associates but excludes other operating income (of Group and share of joint ventures and associates) and impairment.

| | Year ended 31 December 2007 £m | Year ended 31 December 2006 £m |
|---|---|---|
| **Profit before income tax** | **157.4** | 130.2 |
| Adjusted to exclude: | | |
| Fair value adjustments to investment property | (8.7) | (4.9) |
| Business interruption insurance proceeds | - | (5.5) |
| Net gain on disposal of property - sale and leaseback of 3 Singapore hotels | (1.4) | (10.1) |
| - other | - | (1.1) |
| Gain on dilution of investment in CDLHT | (2.0) | - |
| Profit on disposal of stapled securities in CDLHT | (0.7) | - |
| Release of property tax provision set aside on acquisition of Regal hotels in 1999 | (1.0) | - |
| Share of associate (CDLHT) fair value adjustments to investment property | (32.3) | (17.7) |
| Impairment | 7.0 | 3.5 |
| **Headline profit before tax** | **118.3** | 94.4 |
| Add back: | | |
| Share of results of joint ventures and associates | | |
| - interest | 3.2 | 1.4 |
| - taxation | 1.4 | 1.8 |
| - minority interests | 3.2 | 3.1 |
| Net financing costs | 14.1 | 24.0 |
| **Headline operating profit** | **140.2** | 124.7 |

| **Net Debt** | As at 31 December 2007 £m | As at 31 December 2006 £m |
|---|---|---|
| Cash and cash equivalents (as per cash flow statement) | 155.9 | 161.5 |
| Bank overdrafts (included as part of borrowings) | 0.4 | 0.8 |
| Cash and cash equivalents (as per the consolidated balance sheet) | 156.3 | 162.3 |
| Interest-bearing loans, bonds and borrowings - Non-current | (304.1) | (283.1) |
| - Current | (114.3) | (139.6) |
| **Net debt** | (262.1) | (260.4) |
| **Gearing (%)** | 18.3% | 20.5% |

**APPENDIX 1: Key operating statistics**
**for the full year ended 31 December 2007**

| | Year ended 31 December 2007 Reported currency | Year ended 31 December 2006 Constant Currency | Year ended 3 December 2006 Reported currency |
|---|---|---|---|
| **Occupancy %** | | | |
| New York | 86.6 | | 86.5 |
| Regional US | 66.5 | | 67.3 |
| Total US | 71.2 | | 71.7 |
| London | 84.5 | | 87.0 |
| Rest of Europe | 72.4 | | 73.3 |
| Total Europe | 77.8 | | 79.4 |
| Asia | 77.1 | | 76.1 |
| Australasia | 69.3 | | 69.6 |
| **Total Group** | 74.1 | | 74.4 |
| | | | |
| **Average Room Rate (£)** | | | |
| New York | 150.20 | 131.79 | 143.34 |
| Regional US | 50.59 | 47.20 | 51.33 |
| Total US | 78.62 | 70.78 | 76.98 |
| London | 97.31 | 85.63 | 85.63 |
| Rest of Europe | 73.99 | 71.18 | 71.05 |
| Total Europe | 85.22 | 78.21 | 78.14 |
| Asia | 63.08 | 56.03 | 59.07 |
| Australasia | 42.67 | 41.27 | 39.72 |
| **Total Group** | 71.74 | 65.15 | 67.92 |
| | | | |
| **RevPAR (£)** | | | |
| New York | 130.07 | 114.00 | 123.99 |
| Regional US | 33.64 | 31.77 | 34.55 |
| Total US | 55.98 | 50.75 | 55.19 |
| London | 82.23 | 74.50 | 74.50 |
| Rest of Europe | 53.57 | 52.17 | 52.08 |
| Total Europe | 66.30 | 62.10 | 62.04 |
| Asia | 48.63 | 42.64 | 44.95 |
| Australasia | 29.57 | 28.72 | 27.65 |
| **Total Group** | 53.16 | 48.47 | 50.53 |
| | | | |
| **Gross Operating Profit Margin (%)** | | | |
| New York | 40.6 | | 37.7 |
| Regional US | 23.9 | | 23.7 |
| Total US | 32.0 | | 30.3 |
| London | 50.4 | | 47.6 |
| Rest of Europe | 31.3 | | 29.9 |
| Total Europe | 40.6 | | 38.1 |
| Asia | 42.4 | | 39.6 |
| Australasia | 40.7 | | 41.9 |
| **Total Group** | 38.3 | | 36.0 |

For comparability the 31 December 2006 Average Room Rate and RevPAR have been translated at 2007 average exchange rates.

## APPENDIX 2: Consolidated income statement
## for the fourth quarter ended 31 December 2007

| | Fourth quarter ended 31 December 2007 £m | Fourth quarter ended 31 December 2006 £m |
|---|---|---|
| Revenue | 186.6 | 177.5 |
| Cost of sales | (83.7) | (72.7) |
| **Gross profit** | 102.9 | 104.8 |
| Administrative expenses | (74.5) | (70.3) |
| Other operating income | 10.4 | 11.2 |
| | 38.8 | 45.7 |
| Share of profit of joint ventures and associates | 29.3 | 20.5 |
| Analysed between share of: | | |
| **Operating profit before other income** | 6.8 | 5.4 |
| Other operating income | 25.0 | 17.7 |
| Interest, tax and minority interests | (2.5) | (2.6) |
| **Operating profit** | 68.1 | 66.2 |
| Analysed between: | | |
| **Headline operating profit** | 42.2 | 43.4 |
| Other operating income - Group | 10.4 | 11.2 |
| Other operating income - Share of joint ventures and associates | 25.0 | 17.7 |
| Impairment (included within administrative expenses) | (7.0) | (3.5) |
| Share of interest, tax and minority interests of joint ventures and associates | (2.5) | (2.6) |
| Finance income | 5.3 | 1.8 |
| Finance expense | (9.0) | (7.2) |
| **Net finance expense** | (3.7) | (5.4) |
| **Profit before income tax** | 64.4 | 60.8 |
| Income tax credit/ (expense) | 7.8 | (7.6) |
| **Profit for the period** | 72.2 | 53.2 |
| Attributable to: | | |
| Equity holders of the parent | 68.9 | 50.5 |
| Minority interests | 3.3 | 2.7 |
| | 72.2 | 53.2 |
| **Earnings per share** | | |
| Basic earnings per share (pence) | 23.3p | 17.4p |
| Diluted earnings per share (pence) | 23.3p | 17.3p |

The financial results above all derive from continuing activities.

## APPENDIX 3: Segmental reporting for the fourth quarter ended 31 December 2007

| | Fourth quarter ended 31 December 2007 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | New York £m | Regional US £m | London £m | Rest of Europe £m | Asia £m | Australasia £m | Central costs £m | Total Group £m |
| **Revenue** | | | | | | | | |
| Hotel | 32.0 | 27.4 | 25.4 | 27.6 | 54.8 | 12.6 | - | 179.8 |
| Property operations | - | 0.3 | - | - | 0.4 | 6.1 | - | 6.8 |
| Total | 32.0 | 27.7 | 25.4 | 27.6 | 55.2 | 18.7 | - | 186.6 |
| Hotel gross operating profit | 15.3 | 5.7 | 13.2 | 9.3 | 24.4 | 5.1 | - | 73.0 |
| Hotel fixed charges* | (4.2) | (4.2) | (1.6) | (3.8) | (8.5) | (3.9) | - | (26.2) |
| Hotel operating profit | 11.1 | 1.5 | 11.6 | 5.5 | 15.9 | 1.2 | - | 46.8 |
| Property operations operating profit/(loss) | - | (9.7) | - | - | 0.4 | 3.5 | - | (5.8) |
| Central costs | - | - | - | - | - | - | (5.6) | (5.6) |
| Share of joint ventures and associates operating profit | - | - | - | - | 6.8 | - | - | 6.8 |
| **Headline operating profit/(loss)** | 11.1 | (8.2) | 11.6 | 5.5 | 23.1 | 4.7 | (5.6) | 42.2 |
| Other operating income - Group | - | - | - | - | 10.4 | - | - | 10.4 |
| Other operating income – share of joint ventures and associates | - | - | - | - | 25.0 | - | - | 25.0 |
| Impairment | - | (6.1) | - | (0.9) | - | - | - | (7.0) |
| Share of interest, tax and minority interests of joint ventures and associates | - | - | - | - | (2.5) | - | - | (2.5) |
| **Operating profit/(loss)** | 11.1 | (14.3) | 11.6 | 4.6 | 56.0 | 4.7 | (5.6) | 68.1 |
| Net financing costs | | | | | | | | (3.7) |
| **Profit before tax** | | | | | | | | 64.4 |

| | Fourth quarter ended 31 December 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | New York £m | Regional US £m | London £m | Rest of Europe £m | Asia £m | Australasia £m | Central costs £m | Total Group £m |
| **Revenue** | | | | | | | | |
| Hotel | 30.1 | 28.1 | 23.4 | 26.0 | 50.2 | 12.2 | - | 170.0 |
| Property operations | - | 0.4 | - | - | 0.4 | 6.7 | - | 7.5 |
| Total | 30.1 | 28.5 | 23.4 | 26.0 | 50.6 | 18.9 | - | 177.5 |
| Hotel gross operating profit | 14.2 | 6.3 | 11.9 | 7.9 | 22.8 | 5.4 | - | 68.5 |
| Hotel fixed charges* | (1.5) | (4.5) | (4.0) | (4.7) | (10.0) | (1.7) | - | (26.4) |
| Hotel operating profit | 12.7 | 1.8 | 7.9 | 3.2 | 12.8 | 3.7 | - | 42.1 |
| Property operations operating profit/(loss) | - | (0.1) | - | - | - | 3.1 | - | 3.0 |
| Central costs | - | - | - | - | - | - | (7.1) | (7.1) |
| Share of joint ventures and associates operating profit | - | - | - | - | 5.4 | - | - | 5.4 |
| **Headline operating profit/(loss)** | 12.7 | 1.7 | 7.9 | 3.2 | 18.2 | 6.8 | (7.1) | 43.4 |
| Other operating income - Group | 5.5 | 3.1 | - | - | 2.6 | - | - | 11.2 |
| Other operating income – share of joint ventures and associates | - | - | - | - | 17.7 | - | - | 17.7 |
| Impairment | - | (0.6) | - | (2.9) | - | - | - | (3.5) |
| Share of interest, tax and minority interests of joint ventures and associates | - | - | - | - | (2.6) | - | - | (2.6) |
| **Operating profit/(loss)** | 18.2 | 4.2 | 7.9 | 0.3 | 35.9 | 6.8 | (7.1) | 66.2 |
| Net financing costs | | | | | | | | (5.4) |
| **Profit before tax** | | | | | | | | 60.8 |

* 'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees

## APPENDIX 4: Non-GAAP measures for the fourth quarter ended 31 December 2007

**Headline operating profit**
Headline operating profit is the Group's measure of the underlying profit before interest and tax. It includes the operating results of joint ventures and associates but excludes other operating income (of Group and share of joint ventures and associates) and impairment.

| | **Fourth quarter ended 31 December 2007 £m** | Fourth quarter ended 31 December 2006 £m |
|---|---|---|
| **Profit before income tax** | **64.4** | 60.8 |
| Adjusted to exclude: | | |
| Fair value adjustments of investment property | **(8.7)** | (4.9) |
| Business interruption insurance proceeds | **-** | (5.5) |
| Net gain on disposal of property - sale and leaseback of 3 Singapore hotels | **(1.4)** | - |
| Gain on disposal of other property | **-** | (0.8) |
| Profit on disposal of stapled securities in CDLHT | **(0.3)** | - |
| Share of associate (CDLHT) fair value adjustments to investment property | **(25.0)** | (17.7) |
| Impairment | **7.0** | 3.5 |
| **Headline profit before tax** | **36.0** | 35.4 |
| Add back: | | |
| Share of results of associates and joint ventures | | |
| - interest | **0.8** | 0.5 |
| - taxation | **0.6** | 1.0 |
| - minority interests | **1.1** | 1.1 |
| Net financing costs | **3.7** | 5.4 |
| **Headline operating profit** | **42.2** | 43.4 |

## APPENDIX 5: Key operating statistics for the fourth quarter ended 31 December 2007

| | Fourth quarter ended 31 December 2007 Reported currency | Fourth quarter ended 31 December 2006 Constant currency | Fourth quarter ended 31 December 2006 Reported currency |
|---|---|---|---|
| **Occupancy %** | | | |
| New York | 88.8 | | 87.3 |
| Regional US | 60.7 | | 62.7 |
| Total US | 67.2 | | 68.4 |
| London | 82.2 | | 85.4 |
| Rest of Europe | 72.6 | | 72.3 |
| Total Europe | 76.9 | | 78.1 |
| Asia | 79.4 | | 78.4 |
| Australasia | 72.7 | | 73.9 |
| **Total Group** | 73.5 | | 74.1 |
| | | | |
| **Average Room Rate (£)** | | | |
| New York | 174.91 | 154.38 | 164.48 |
| Regional US | 50.65 | 47.63 | 50.36 |
| Total US | 88.63 | 79.14 | 84.04 |
| London | 105.38 | 92.61 | 92.61 |
| Rest of Europe | 76.93 | 73.15 | 71.76 |
| Total Europe | 90.43 | 82.58 | 81.86 |
| Asia | 66.72 | 57.02 | 58.36 |
| Australasia | 45.57 | 42.87 | 40.15 |
| **Total Group** | 77.48 | 69.01 | 70.48 |
| | | | |
| **RevPAR (£)** | | | |
| New York | 155.32 | 134.77 | 143.59 |
| Regional US | 30.74 | 29.86 | 31.58 |
| Total US | 59.56 | 54.13 | 57.48 |
| London | 86.62 | 79.09 | 79.09 |
| Rest of Europe | 55.85 | 52.89 | 51.88 |
| Total Europe | 69.54 | 64.49 | 63.93 |
| Asia | 52.98 | 44.70 | 45.75 |
| Australasia | 33.13 | 31.68 | 29.67 |
| **Total Group** | 56.95 | 51.14 | 52.23 |
| | | | |
| **Gross Operating Profit Margin (%)** | | | |
| New York | 47.8 | | 47.2 |
| Regional US | 20.8 | | 22.4 |
| Total US | 35.4 | | 35.2 |
| London | 52.0 | | 50.9 |
| Rest of Europe | 33.7 | | 30.4 |
| Total Europe | 42.5 | | 40.1 |
| Asia | 44.5 | | 45.4 |
| Australasia | 40.5 | | 44.3 |
| **Total Group** | 40.6 | | 40.3 |

For comparability the 31 December 2006 Average Room Rate and RevPAR have been translated at 2007 average exchange rates.

| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 22-Feb-2008 18:15:58 |
| Announcement No. | 00157 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Interested Person Transactions – Provision of Loans to Joint Ventures |
| Description | Please refer to the attached file on the above. |
| **Attachments:** | CDL_Ann_220208.pdf<br>Total size = **19K**<br>(2048K size limit recommended) |

**CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)**

**INTERESTED PERSON TRANSACTIONS – PROVISION OF LOANS TO JOINT VENTURES**

Pursuant to Rule 916(3) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of City Developments Limited (the "Company" or "CDL") wish to announce that the Company, its subsidiaries and associated companies over which the Company, its subsidiaries and/or interested persons have control (collectively, the CDL entities-at-risk shall be referred to hereinafter as the "CDL EAR Group"), have during the financial year ended 31 December 2007:

i. extended shareholders' loans to joint ventures and/or joint venture companies in which its interested persons also have an interest; and
ii. where the Company's subsidiaries and associated companies are joint venture companies, received shareholders' loans from its interested persons having an interest in such joint venture companies,

(collectively, the "Shareholders' Loans").

The interested persons in these joint ventures are all associates of Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), being subsidiaries of HLIH and/or companies in which HLIH and its subsidiaries have an aggregate interest of 30% or more (collectively, the HLIH interested persons shall be referred to hereinafter as the "HLIH IP Group"). The Directors of CDL consider HLIH, a controlling shareholder of CDL, to be CDL's immediate and ultimate holding company.

The aggregate value of all new Shareholders' Loans extended by the CDL EAR Group in accordance with Rule 916(3) during the financial year ended 31 December 2007 and where applicable, the interest accrued during the said financial year on Shareholders' Loans extended by and to the CDL EAR Group (excluding any transactions less than $100,000) amounted to $45,201,907.00.

All of the Shareholders' Loans referred to in this Announcement have been extended by all the joint venture parties or shareholders in proportion to their equity interest in the joint venture and on the same terms and conditions, including the interest rate, if any, accrued or to be accrued on the Shareholders' Loans. None of the HLIH IP Group has an existing equity interest in the joint ventures prior to the participation of the CDL EAR Group in the joint ventures.

The Audit Committee of CDL has reviewed the grant of these Shareholders' Loans and is of the view that:

a. the provision of the Shareholders' Loans is not prejudicial to the interests of the Company and its minority shareholders; and
b. the risks and rewards of each of the joint ventures are in proportion to the equity interest of each joint venture party and the terms for the provision of the Shareholders' Loans are not prejudicial to the interests of the Company and its minority shareholders.

The value of all transactions entered into with the HLIH IP Group (which includes the Shareholders' Loans and applicable accrued interest) in the financial year ended 31 December 2007 is $45,201,907.00*. The total value of all interested person transactions entered into by the CDL EAR Group for the financial year ended 31 December 2007 is $72,111,317.00*[1].

- * *The aggregate value indicated in the above paragraph excludes transactions less than $100,000.00 and transactions conducted under the IPT Mandate pursuant to Rule 920.*
- [1] *Includes the value of transactions of $26,909,410.00 being sale of property units to relatives of Directors of CDL which was announced during the year pursuant to Rule 910 and provision of consultancy services by Vota Management Pte. Ltd. who is also a director of CDL.*

The following Directors of CDL are also directors in one or more companies within the HLIH IP Group:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Chow Chiok Hock, Kwek Leng Peck and Han Vo-Ta.

Save as disclosed above, none of the Directors of CDL has any interest direct or indirect in the aforesaid Shareholders' Loans.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
22 February 2008

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 25-Feb-2008 21:46:41 |
| Announcement No. | 00213 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Announcement by Subsidiary Company, City e-Solutions Limited on Audited Annual Results for the Year Ended 31 December 2007 |
| Description | Please see attached the above announcement released by City e-Solutions Limited on 25 February 2008. |
| **Attachments:** | CES_2007_Annual_Results.pdf<br>Total size = **48K**<br>(2048K size limit recommended) |

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

## 2007 FINAL RESULTS — ANNOUNCEMENT
## AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

### RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited annual results of the Company, its subsidiaries and its interest in a jointly controlled entity (the "Group") and the Group's interest in an associate for the year ended 31 December 2007 together with comparative figures.

**Consolidated Income Statement**

| | *Note* | **2007** *HK$'000* | **2006** *HK$'000* |
|---|---|---|---|
| **Turnover** | 2 | 105,254 | 79,010 |
| Cost of sales | | (22,189) | (8,609) |
| **Gross profit** | | 83,065 | 70,401 |
| Other net (losses)/income | 3 | (5,265) | 46,717 |
| Administrative expenses | | (56,627) | (42,537) |
| **Profit from operations** | | 21,173 | 74,581 |
| Share of losses of associate | | (2,478) | — |
| **Profit before taxation** | 4 | 18,695 | 74,581 |
| Income tax | 5 | (2,488) | 20,871 |
| **Profit for the year** | | 16,207 | 95,452 |
| **Attributable to:** | | | |
| Equity shareholders of the Company | | 14,091 | 90,152 |
| Minority interests | | 2,116 | 5,300 |
| **Profit for the year** | | 16,207 | 95,452 |
| **Dividends payable to equity shareholders of the Company attributable to the year:** | 6 | | |
| Final dividend proposed after the balance sheet date HK3 cents per share (2006: HK6 cents per share) | | 11,494 | 22,988 |
| **Earnings per share** | 7 | | |
| Basic | | 3.68 cents | 23.53 cents |

## Balance Sheets

| | The Group 2007 HK$'000 | The Group 2006 HK$'000 | The Company 2007 HK$'000 | The Company 2006 HK$'000 |
|---|---|---|---|---|
| **Non-current assets** | | | | |
| Plant and equipment | 7,626 | 6,587 | 4,349 | 5,457 |
| Intangible assets | 39,032 | 302 | — | — |
| Interests in subsidiaries | — | — | 259,600 | 189,441 |
| Interest in associate | 10,045 | — | — | — |
| Deferred tax assets | 17,906 | 21,083 | — | — |
| **Total non-current assets** | 74,609 | 27,972 | 263,949 | 194,898 |
| **Current assets** | | | | |
| Properties held for resale | 17,473 | — | — | — |
| Trading securities | 114,226 | 181,641 | 106,623 | 176,122 |
| Trade and other receivables | 28,254 | 25,759 | 34,770 | 12,449 |
| Current tax recoverable | 328 | — | — | — |
| Cash and cash equivalents | 513,833 | 487,249 | 283,318 | 294,014 |
| | 674,114 | 694,649 | 424,711 | 482,585 |
| **Current liabilities** | | | | |
| Trade and other payables | (50,509) | (19,512) | (7,321) | (6,957) |
| Provision for taxation | — | (759) | — | (1,025) |
| | (50,509) | (20,271) | (7,321) | (7,982) |
| **Net current assets** | 623,605 | 674,378 | 417,390 | 474,603 |
| **Total assets less current liabilities** | 698,214 | 702,350 | 681,339 | 669,501 |
| **NET ASSETS** | 698,214 | 702,350 | 681,339 | 669,501 |
| **CAPITAL AND RESERVES** | | | | |
| Share capital | 383,126 | 383,126 | 383,126 | 383,126 |
| Reserves | 279,428 | 285,794 | 298,213 | 286,375 |
| **Total equity attributable to equity shareholders of the Company** | 662,554 | 668,920 | 681,339 | 669,501 |
| **Minority interests** | 35,660 | 33,430 | — | — |
| **TOTAL EQUITY** | 698,214 | 702,350 | 681,339 | 669,501 |

1. On 1 June 2007, the Group acquired a 50% equity interest in MindChamps Holdings Pte. Ltd. ("MindChamps").

The principal activities of MindChamps are the provision of education and learning related services.

The effect of the acquisition of the interest in the jointly controlled entity, is set out below:

| | **Fair value and carrying amounts** |
|---|---|
| | *HK$'000* |
| Plant and equipment | 1,465 |
| Intangible assets | 37,085 |
| Trade and other receivables | 12,876 |
| Trade and other payables | (12,876) |
| Net identifiable assets and liabilities — Group's 50% share | 38,550 |
| Consideration paid, satisfied in cash | 38,550 |

The Group recognises its interest in MindChamps using proportionate consolidation by combining its share of each of the assets, liabilities, income and expenses of MindChamps with the similar items on a line by line basis.

The Group's share of the financial results of the jointly controlled entity is as follows:

| | *HK$'000* |
|---|---|
| Turnover | 22,693 |
| Expenses | (20,409) |
| Profit for the year | 2,284 |

2. Included in turnover are dividends and interest income amounting to HK$29.4 million (2006: HK$32.1 million). The analysis of the principal activities and geographical location of the operations of the Company, its subsidiaries and jointly controlled entity during the financial year are as follows:

a) ***Principal Activities***

| | Investment Holding | | Hospitality Related Services | | Education Related Services | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Revenue from external customers | 29,423 | 32,058 | 53,166 | 46,952 | 22,665 | — | 105,254 | 79,010 |
| Profit from operations | 7,375 | 66,944 | 12,573 | 7,637 | 1,225 | — | 21,173 | 74,581 |
| Share of losses of associate | — | — | (2,478) | — | — | — | (2,478) | — |
| Profit before taxation | | | | | | | 18,695 | 74,581 |
| Income tax | | | | | | | (2,488) | 20,871 |
| Profit after taxation | | | | | | | 16,207 | 95,452 |
| Depreciation and amortisation for the year | 1,108 | 950 | 585 | 498 | 577 | — | 2,270 | 1,448 |

b) ***Geographical Locations of Operations***

| | Group Turnover | | Profit from operations | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Hong Kong | 19,208 | 23,491 | 3,209 | 62,284 |
| Singapore | 27,214 | 3,528 | (703) | (2,169) |
| United States | 58,832 | 51,991 | 18,667 | 14,466 |
| | 105,254 | 79,010 | 21,173 | 74,581 |

3. **Other net (losses) / income**

| | 2007 *HK$'000* | 2006 *HK$'000* |
|---|---|---|
| Advisory fee | 1,441 | — |
| Membership fees from education advisors | 862 | — |
| Net loss on forward foreign exchange contracts | (404) | (1,006) |
| Net profit on sale of plant and equipment | — | 16 |
| Net realised and unrealised (losses)/gains on trading securities | (16,086) | 27,882 |
| Net realised and unrealised foreign exchange gains | 8,666 | 19,460 |
| Others | 256 | 365 |
| | (5,265) | 46,717 |

4. **Profit before taxation**

Profit before taxation is arrived at after charging:

| | 2007 *HK$'000* | 2006 *HK$'000* |
|---|---|---|
| Amortisation of intangible assets | 62 | 66 |
| Depreciation of plant and equipment | 2,208 | 1,382 |

5. **Income tax**

| | 2007 *HK$'000* | 2006 *HK$'000* |
|---|---|---|
| **Current tax — Hong Kong** | | |
| Over-provision in respect of prior years | (1,025) | — |
| **Current tax - Overseas** | | |
| Provision for the year | 226 | 217 |
| Over-provision in respect of prior years | — | (39) |
| | 226 | 178 |
| **Deferred tax** | | |
| Origination and reversal of temporary differences | 835 | 2,276 |
| Utilisation of deferred tax assets previously recognised | 3,511 | — |
| Recognition of deferred tax assets | (1,059) | (23,325) |
| | 3,287 | (21,049) |
| | 2,488 | (20,871) |

The provision for Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year ended 31 December 2007. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

6. **Dividends**

a) ***Dividends payable to equity shareholders of the Company attributable to the year***

The directors of the Company have proposed a final dividend for the year ended 31 December 2007 of HK3 cents per share (2006: HK6 cents per share). The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2007 (2006: Nil cents).

b) **Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year**

| | **2007** | **2006** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Final dividends in respect of the previous financial year, approved and paid during the year, of HK6 cents per share (2006: HK3 cents per share) | 22,988 | 11,494 |

7. **Earnings per share**

a) ***Basic earnings per share***

The calculation of basic earnings per share is based on profit attributable to equity shareholders of the Company HK$14.1 million (2006: HK$90.2 million) and on 383,125,524 (2006: 383,125,524) ordinary shares in issue during the year.

b) ***Diluted earnings per share***

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

8. **Commitment**

On 25 June 2007, the Group entered into a shareholders' agreement to subscribe for a 40% equity stake in Tune Hospitality Investments FZCO ("Tune Hospitality"). Pursuant to this shareholders' agreement, the Group has committed to contribute approximately HK$156.0 million (US$20.0 million) to Tune Hospitality to fund its operations and working capital.

As at 31 December 2007, the Group is committed to make a capital contribution to Tune Hospitality of approximately HK$144.0 million (US$18.5 million).

9. **Subsequent event**

Subsequent to the balance sheet date, the Group sold one unit of its residential property held for resale for a consideration of HK$9.6 million giving rise to a gain of approximately HK$3.8 million (net of estimated disposal costs).

## MANAGEMENT DISCUSSION AND ANALYSIS

The Group reported an improvement in revenue to HK$105.3 million, up 33.2%, from HK$79.0 million in the previous year. However, net profit attributable to the equity shareholders of the Company of HK$14.1 million declined by 84.4% from HK$90.1 million recorded in the previous year.

Whilst MindChamps and the Group's hospitality related services contributed additional revenues of HK$22.7 million and HK$6.2 million respectively to the Group, the Group's result was negatively impacted by valuation of the Group's trading securities to fair values as at 31 December 2007, which was marked down by HK$44.0 million, and the absence of the one-off recognition of deferred tax benefits amounting to HK$21.0 million as compared with the previous year.

The Group has always been seeking investment opportunities with strong growth potential. During the year under review, this strategy culminated in the following two investments:

1. A 50% equity interest in MindChamps on 1 June 2007, a company principally engaged in offering "How-to-Learn" programmes, being specialised accelerated learning and memorisation technique programmes, to children and young people, ranging from pre-school to tertiary level.

   During the year under review, MindChamps has recorded strong growth in student enrollment and recognised revenue. Although the programme fees are collected at the point of enrollment, MindChamps recognises revenue on a straight-line basis over the period of the course as the students complete each part of the programme. Since our investment in MindChamps on 1 June 2007, it successfully enrolled over 3,000 students in its programmes during the period under review.

2. A 40% participation in Tune Hospitality established on 12 July 2007 to develop and own (in whole or in part) a portfolio of limited service (or "no frills") "Tune" branded hotels across the countries in the ASEAN region.

Since the establishment of the HK$390.3 million (US$50 million) joint venture in July 2007, Tune Hospitality has already secured several locations for the "Tune" branded limited service hotels. As at 31 December 2007, the Board of Directors of Tune Hospitality has approved the development of six sites located in Malaysia and Indonesia, with a total equity commitment of approximately HK$62.4million (US$8 million). Of the approved sites, a total of four have been secured through executed sale and purchase agreements as at the year end.

In the United States, the Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), traded profitably as the hospitality industry in the US has recorded another year of healthy growth in 2007. Many of our client hotels had performed well with their 2007 revenues and operating profits exceeding prior year. This improvement in client hotels' operating results has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers. Richfield's fee income was also boosted by the signing of 4 new multi-year hotel contracts during the year under review. As at 31 December 2007, Richfield managed a portfolio of 27 hotels representing more than 5,900 rooms.

Basic earnings per share for the year under review was HK3.68cents calculated on 383,125,524 ordinary shares in issue during the year. The Group's Net Tangible Assets backing per share decreased to HK$1.63 as at 31 December 2007 from HK$1.75 as at 31 December 2006. The Board proposed a final dividend of HK3 cents per share for the year under review.

## BUSINESS REVIEW AND OUTLOOK

The US economy is clearly expected to slow down in 2008, we will adopt a prudent approach in managing the SWAN businesses by ensuring costs are kept in line with the level of business activities. Richfield's new contracts signed in 2007 will continue to generate steady fee income in 2008 and will positively impact the revenue stream of SWAN. Going forward, Richfield will be focusing on securing management contracts for larger hotels that generate higher fees and consequently better margins.

Having established a strong presence and reputation in Singapore, MindChamps is planning to offer its "How-to-Learn" Programmes in overseas markets including Hong Kong in 2008. In addition, MindChamps is expanding its product line by setting up a pre-school/kindergarten in their existing premises in Singapore.

Tune Hospitality continues to aggressively identify suitable and cost effective development sites in the ASEAN region particularly in Malaysia, Indonesia, Thailand and the Philippines. During the course of 2008, Tune Hospitality expects to secure an additional twenty to twenty five sites and have most, if not all of the entire

HK$390.3 million (US$50 million) of shareholders' capital committed (of which the Group will contribute 40%). Development and planning work have already commenced on several of the secured sites. The management team expects a few properties to open by the end of 2008. We expect that a significant number of sites will be operational by 2009.

Notwithstanding the two investments made in the course of the year, the Group still has significant cash resources to capitalise on any good investment opportunities that may arise in 2008 amidst a tight credit environment. We intend to continue seeking out investment opportunities that offer strong growth potential.

## DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2007 of HK3 cents per share (2006: HK6 cents). No interim dividend was paid for the year ended 31 December 2007 (2006: Nil cents).

## AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and one non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2007.

## CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with Appendix 14 throughout the year under review.

As disclosed in 2006 Annual Report, the Company does not fully comply with the code provision A.4.1 in Appendix 14. To satisfy the requirements under such code provision, all the non-executive directors retired in the annual general meeting held on 20 April 2007 ("2007 AGM") and offered themselves for re-election. All the retiring non-executive directors were re-elected in the 2007 AGM for a specific term of three years. Under the code provision A.1.8, if a substantial shareholder or a director has a conflict of interest in a matter to be considered by the board which the board has determined to be material, the matter should not be dealt with by way of circulation or by a committee (except an appropriate board committee set up for that purpose pursuant to a resolution passed in a board meeting) but a board meeting should be held. As it was impractical to hold a full board meeting on that day, after full explanation of the connected transaction was provided to the non-executive directors by the executive directors, a written resolution regarding the continuing connected transaction for the provision of property management services had been approved by all directors, including independent non-executive directors. The said written resolution was passed on 8 January 2007. The details of the continuing connected transaction were fully disclosed in the press announcement dated 8 January 2007.

## COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

## STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 18 April 2008.

The register of members will be closed from 16 April 2008 to 18 April 2008, both dates inclusive, and the dividend cheques are expected to be despatched on or about 16 May 2008.

By Order of the Board
**Kwek Leng Beng**
*Chairman*

Hong Kong, 25 February 2008

| Miscellaneous |
| --- |
| * Asterisks denote mandatory information |

| | |
| --- | --- |
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 26-Feb-2008 18:55:28 |
| Announcement No. | 00183 |

| >> Announcement Details |
| --- |
| The details of the announcement start here ... |

| | |
| --- | --- |
| Announcement Title * | Announcement by Subsidiary Company, City e-Solutions Limited on Final Dividend for the year ended 31 December 2007 |
| Description | Please refer to the attached announcement issued by City e-Solutions Limited on 26 February 2008. |
| **Attachments:** | CES_260208.pdf<br>Total size = **30K**<br>(2048K size limit recommended) |

**City e-Solutions Limited**

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

## FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2007

Reference is made to the results announcement of City e-Solutions Limited (the "Company") dated 25 February 2008, where it was announced that the board of directors of the Company had proposed a final dividend of HK3 cents per share for the year ended 31 December 2007. The dividend will be paid to those shareholders whose names appear on the register of members of the Company on 18 April 2008. In order to qualify for such final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:00 p.m. on 15 April 2008, as the register of members of the Company will be closed from 16 April 2008 to 18 April 2008, both dates inclusive.

By order of the board
**Kwek Leng Beng**
*Chairman*

Hong Kong, 26 February 2008

*As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.*

| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 20-Feb-2008 12:39:36 |
| Announcement No. | 00024 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Announcement of Full Year Results for the year ended 31 December 2007 of Subsidiary Company, Grand Plaza Hotel Corporation |
| Description | Please see attached the above announcement released by Grand Plaza Hotel Corporation on 20 February 2008. |
| **Attachments:** | GPHC_Results.pdf<br>Total size = **973K**<br>(2048K size limit recommended) |

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE AND SECTION 141
OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended 31 December 2007

2. SEC Identification Number 166878 3. BIR Tax Identification No. 000-460-602-000

4. Exact name of issuer as specified in its charter GRAND PLAZA HOTEL CORPORATION

5. City of Pasay, Philippines
Province, Country or other jurisdiction of incorporation or organization

6. (SEC Use Only)
Industry Classification Code:

7. 10/F, The Heritage Hotel Manila, Roxas Blvd. Cor. EDSA Ext., Pasay City 1300
Address of principal office Postal Code

8. Tel No. (632) 854-8838 ; Fax No. (632) 854-8825
Issuer's telephone number, including area code

9. ........................................................................................................................
Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

| Title of Each Class | Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding |
|---|---|
| **Common Stock** | **87,318,270**<br>(Inclusive of 16,856,211 treasury shares) |

11. Are any or all of these securities listed on a Stock Exchange.

Yes [ x ] No [ ]

If yes, state the name of such stock exchange and the classes of securities listed therein:

| | | |
|---|---|---|
| Stock Exchange | : | Philippine Stock Exchange |
| Securities | : | Common Shares |

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

Yes [x]        No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [x]        No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within sixty (60) days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The share price of the Company on 28 January 2008 is PhP27.50 and the total voting stock held by non-affiliates of the Company is 9,473,456. Therefore, the aggregate market value of the voting stock held by non-affiliates of the Company is PhP260,520,040.

**APPLICABLE ONLY TO ISSUERS INVOLVED IN INSOLVENCY/SUSPENSION OF PAYMENTS PROCEEDINGS DURING THE PRECEDING FIVE YEARS:**

14. Check whether the issuer has filed all documents and reports required to be filed by Section 17 of the Code subsequent to the distribution of securities under a plan confirmed by a court or the Commission.

Yes [ ]        No [x ]

**DOCUMENTS INCORPORATED BY REFERENCE**

15. If any of the following documents are incorporated by reference, briefly describe them and identify the part of SEC Form 17-A into which the document is incorporated:

(a) Any annual report to security holders;
(b) Any proxy or information statement filed pursuant to SRC Rule 20 and 7.1(b);
(c) Any prospectus filed pursuant to SRC Rule 8.1-1.

## PART I – BUSINESS & GENERAL INFORMATION

### ITEM 1. BUSINESS

#### General

The Company was registered with the Securities and Exchange Commission on 9 August 1989 primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto and all other tourist oriented business as may be necessary in connection therewith.

The Company owns The Heritage Hotel Manila, a deluxe class hotel which offers 467 rooms and deluxe facilities such as restaurants, ballrooms, and a casino.

The hotel opened on 2 August 1994 and the Company has continued to own and operate the hotel since then.

For the fiscal year ending on 31 December 2007, the Company reported a net profit after tax of about PhP165.5 million as against PhP157.5 million in 2006 and PhP147.1 million in 2005.

There is no bankruptcy, receivership or similar proceedings involving the Company. There are no material reclassifications, mergers, and consolidation involving the Company, nor purchases or sales of a significant amount of assets not in the ordinary course of business of the Company.

The Company's main source of income is revenue from the hotel operations. The market for the hotel services varied. The bulk of the room guests are corporate clients from various countries. The majority of the room guests are Americans, Japanese, Koreans and guests from Southeast Asian nations, while food and beverage guests are mainly Filipinos.

#### Competitive Position

The main competitors of the Heritage Hotel are Manila Diamond Hotel, Century Park Hotel, Sofitel Philippine Plaza Hotel and Dusit Hotel.

Based on information made available to us, the competitive position of these hotels is shown below:

| NAME | OCCUPANCY % | AVERAGE ROOM RATE PESO | ROOM YIELD REVPAR |
|---|---|---|---|
| Heritage Hotel | 66.18% | PhP3,721 | PhP2,463 |
| Diamond Hotel | 76.51% | PhP3,588 | PhP2,745 |
| Century Park | 78.99% | PhP2,171 | PhP1,714 |
| Dusit Hotel | 45.58% | PhP4,360 | PhP1,987 |
| Sofitel Hotel | 63.98% | PhP3,557 | PhP2,275 |

Among its competitors, The Heritage Hotel ranks third in terms of occupancy, second in terms of average room rate and in terms of RevPar.

**Raw Materials and Services**

The hotel purchases its raw material for food and beverage ("F&B") from both local and foreign suppliers. The top 3 suppliers are F. Del Rosario Pork Store, MY General Merchandise and PTC Commercial Corp.

**Dependence on Single Customer**

The Company's main source of income is revenue from the operations of the Heritage Hotel. The operations of the hotel are not dependent on a single or a few customers.

**Related Party Transactions**

The Company in the normal course of business has entered into transactions with its related parties, principally consisting of cash advances. These advances are shown as "Due to related company", "Due to immediate holding company", and "Due to intermediate holding company" in the balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from a related company. The lease contract on the hotel site requires the Company to deposit PhP78 million to answer for any and all unpaid obligations that the Company may have under said contract.

The Company has entered into a Management Contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of revenue and gross operating profit.

**Patents, Trademarks, Etc.**

The Company registered the tradename "The Heritage Hotel Manila" with the Intellectual Property Office on 12 July 2000 under registration number 41995105127. Under current laws, the registration is valid for a term of 20 years, or up to 12 July 2020. The registration is renewable for another 10 years.

The Company does not hold any other patent, trademark, copyright, license, franchise, concession or royalty agreement.

**Government Approval and Regulation**

The hotel applies for Department of Tourism ("DOT") accreditation annually. The accreditation is based on a certain standard set by the DOT for deluxe class hotels. The DOT inspects the hotel to determine whether the hotel meets the criteria of the DOT. The DOT accredited the hotel and the Company for the year 2007.

The Company is not aware of any new government regulation that may have a material impact on the operations of the Company during the fiscal year covered by this report..

**Development Activities**

The Company did not undertake any development activities during the last three fiscal years.

**Number of Employees**

The hotel employed a total of 526 employees during the year 2007. Out of the 526 employees, 321 are regular employees and 205 are casual employees.

The number by type of employee is as follows:

| | REGULAR | CASUAL | TOTAL |
|---|---|---|---|
| Hotel Operating Staff (All operating dept) | 230 | 161 | 391 |
| Management/Admin/Security (A&G Dept) | 39 | 37 | 76 |
| Sales & Marketing | 20 | 0 | 20 |
| Repairs & Maintenance | 32 | 7 | 39 |
| Total | 321 | 205 | 526 |

Barring any unforeseen circumstance, for the year 2008, the Company will maintain more or less the same number of employees as in year 2007.

There are no existing collective bargaining agreements between the Company and its employees.

## ITEM 2. PROPERTIES

The Company leases its hotel site from Harbour Land Corporation, a related company. The hotel site is located at the corner of Roxas Blvd. and EDSA Extension, Pasay City.

The lease for the hotel site is for a period of 25 years renewable for another 25 years. The lease commenced on 1 January 1990.

The annual rental expenses for the hotel site and is PhP10.6 million.

The Company has no intention of acquiring additional property within the next 12 months.

## ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings to which the Company or any of its subsidiaries or affiliates is a party or of which any of its property is the subject.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

In the 15 May 2007 annual stockholders meeting, the following were elected as directors of the Company:

Wong Hong Ren;
Eddie C.T. Lau;
Bryan Cockrell;
Eddie Yeo Ban Heng;
Mia Gentugaya (independent director)
Angelito Imperio; and
Michele Dee Santos

Please refer to the discussion in item 9 of this report.

## PART II – OPERATIONAL AND FINANCIAL INFORMATION

### ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common shares of the Company are listed on the Philippine Stock Exchange.

The following are the high and low share prices of the Company for the year 2007 and 2006:

Amount in Peso:

| | HIGH | LOW | HIGH | LOW |
|---|---|---|---|---|
| | Year 2007 | Year 2007 | Year 2006 | Year 2006 |
| First Quarter | 27.50 | 27.50 | 26.00 | 26.00 |
| Second Quarter | No movement | No movement | No movement | No movement |
| Third Quarter | No movement | No movement | No movement | No movement |
| Fourth Quarter | No movement | No movement | 34.00 | 18.75 |

The last recorded trade of the shares of the Company during the fiscal year covered by this report occurred on 13 March 2007. The share price was PhP27.50.

**Holders of Securities**

The Company has only one class of shares, i.e., common shares. The total outstanding common shares as of 31 December 2007 is 87,318,270 inclusive of 16,856,211 treasury shares.

As of 31 December 2007, the number of shareholders of the Company is 506.

The list of the top 20 shareholders is as follows:

| | NAME OF SHAREHOLDER | NO. OF SHARES | % OF SHAREHOLDING (INCLUSIVE OF TREASURY SHARES) |
|---|---|---|---|
| 01 | The Philippine Fund Ltd. | 37,679,370 | 43.38% |
| 02 | Zatrio Pte Ltd | 23,309,232 | 26.84% |
| 03 | Grand Plaza Hotel Corp- Treasury Stocks | 16,856,212 | 19.41% |
| 04 | PCD Nominee Filipino | 8,639,230 | 9.9% |
| 05 | PCD Nominee Non-Filipino | 261,469 | 0.3% |
| 06 | Alexander Sy Wong | 45,366 | 0.05% |
| 07 | Yam Kit Seng | 7,000 | <0.01% |
| 08 | Phoon Lin Mui | 7,000 | <0.01% |

| | | | |
|---|---|---|---|
| 09 | Yam Kum Cheong | 7,000 | <0.01% |
| 10 | Yam Poh Choo | 7,000 | <0.01% |
| 11 | Lucas M. Nunag | 4,800 | <0.01% |
| 12 | Natividad Kwan | 4,320 | <0.01% |
| 13 | Le Ying Tan-Lao | 3,466 | <0.01% |
| 14 | Yam Kit Sung | 2,999 | <0.01% |
| 15 | Peter Kan | 2,544 | <0.01% |
| 16 | Romeo L. Salonga | 2,400 | <0.01% |
| 17 | Christopher Lim | 2,239 | <0.01% |
| 18 | Robert Uy | 2,000 | <0.01% |
| 19 | James Jao & / Or Henry Jao | 1,620 | <0.01% |
| 20 | Sze Chung Cheong | 1,000 | <0.01% |
| | Total | 86,846,267 | 99.45% |

**Dividends**

The Board of Directors, in its meeting held on 30 October 2007 approved the declaration of cash dividend in the total amount of PhP70,462,058 to be distributed among its shareholders as of record date 30 September 2007, pro-rata to their respective shareholdings and paid not later than 15 December 2007. The cash dividend declared is PhP1 per share.

The Board of Directors, in its meeting held on 23 October 2006 approved the declaration of cash dividend in the total amount of PhP51,363,345 to be distributed among its shareholders as of record date 8 November 2006, pro-rata to their respective shareholdings and paid not later than 1 December 2006. The cash dividend declared is PhP0.7 per share.

**Recent Sales of Unregistered Securities**

The Company does not have any unregistered securities.

**ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION**

(A) Full Fiscal Year

**Top 5 Key Performance Indicators of the Company for the last 3 years:**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current ratio | 1.16 | 1.52 | 1.67 |
| Net book value per share (include treasury shares) | PhP11.48 | PhP12.58 | PhP13.03 |
| Earnings per share | PhP2.35 | PhP2.15 | PhP1.92 |
| Profit before tax margin ratio | 35.95% | 34.91% | 33.25% |
| EBITDA | PhP277.8 million | PhP241.9 million | PhP235.4 million |

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. The current ratio has dropped during the year of review mainly due to lower cash balance which is a result of the payment for renovation of the guestrooms, share buyback and cash dividend during the year.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. The net book value per share decreased for the period of review due to lower asset value.

Earning per share is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. The earnings per share improved in year 2007 due to higher profitability.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. The Company has shown improvement in this indicator. It jumped from 34.91% in year 2006 to 35.95% in year 2007 mainly as a result of higher revenue.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. The Company improves its EBITDA by 15 % due to higher revenue and less expenses.

**Results of Operations:**

Revenue and Net Income After Tax ("NIAT") of the Company during the last 3 years are as follows:

| YEAR | REVENUE - PHP | NIAT – PHP |
|---|---|---|
| 2007 | 697,370,240 | 165,572,708 |
| 2006 | 670,787,953 | 157,594,904 |
| 2005 | 650,797,809 | 147,169,147 |

**2007 Results of Operations**

With a stable political climate in the Philippines combined with the worldwide strong economy, Philippines tourism market showed strong growth in year 2007. The Company reported an increase of PhP26 million or 4% growth in revenue compared to last year. In terms of profitability, it registered an increase of PhP8 million or 5%.

Revenue:
Rooms division revenue improved by PhP25 million or 7% over the previous year. Occupancy has dropped by 4.38 percentage point due to partial closure of room for renovation as compared to last year. The drop in occupancy is mitigated by the significant improvement in room rate. Average room rate increased from PhP2,852 in year 2006 to PhP3,271 in year 2007. The improvement in average room rate is a result of the newly renovated rooms. Guests are willing to pay a higher room rate for the new rooms. As a result, the total room revenue increased by 7%.

Food and beverage (F&B) revenue registered an increase of PhP3 million or 1%. Food covers dropped by 56,787 or 10% as compared to last year. The main reason is due to lesser breakfast cover which is caused by lower room occupancy. Average food check increased by PhP34 or 10% versus last year. The casino and café did not perform better than last year. Banquet was able to increase its revenue by PhP6 million compared with last year.

Other operated departments consisting of business center, laundry and telephone departments registered a slight decrease in revenue. The drop is mainly due to lower telephone department revenue as more guests are using their mobile phone instead of hotel phone but this is partially offset by the higher internet charges.

Others - The bulk of this comes from rental income from PAGCOR and the lease to a restaurant operator.

Cost of Sales:
Food and beverage cost of sales increase by PhP0.4 million as against last year. The increase in food and beverage cost of sales is consistent with the increase in food and beverage revenue by 1% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is an improvement in gross profit by 4.3% as compared with year 2006. This is due to higher revenue contribution.

Selling and Operating Expenses:
The detailed breakdown of this line item can be found in Note 18 of the Financial Statements. The bulk of this expense relates to payroll and related costs and also property operation, maintenance, energy and conservation (POMEC) expenses, guest supplies and laundry costs. Payroll cost has increased mainly in the housekeeping department as a result of the increase in minimum wage during the year. POMEC showed a decrease compared to year 2006 due to the fact that the hotel has completed its rooms renovation so the POMEC cost is lower. Transport charges are higher than last year due to the transfer cost incurred for the Singapore Airlines crew.

Administrative and General Expenses:
The detailed breakdown of this line item can be found in Note 19 of the Financial Statements. The bulk of this expense relates to payroll and related costs for overhead/supporting departments such as Engineering, Sales and Marketing, Human and Resources and Administrative and General. Total payroll and related expenses has decreased to PhP52 million (2006: PhP55 million). Payroll cost has decreased mainly due to reduction in headcount for administrative and general division during the year. The other major expense for this line item is management and incentive fees. This relates to the fees paid to the operator of the Hotel. The fee has increased to PhP34.8 million (2006: PhP31.8 million) as a result of the increase in revenue and gross operating profits (GOP). Management and incentive fees are based on a percentage of gross revenue and GOP respectively. Data processing has shown an increase by 45% over the prior year. The increase is due to an accrual for a new data processing system. Depreciation has increased to PhP28 million from PhP25 million due to higher depreciation charges from the newly renovated rooms.

Non-operating income/(expenses):
The Company registered a net other income of PhP1.6 million (2006: PhP19 million). The reason for the significant drop is due to a foreign exchange loss of PhP12 million in year 2007 versus a gain of PhP1 million in the year 2006. The unfavorable variance is due to the strengthening of the Philippines Peso against US dollars. Moreover interest income also dropped by PhP5.8 million as a result of lower cash balance.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is an improvement of PhP16 million in year 2007 as compared to last year. The favorable variance is due to higher revenue and improved management of expenses.

Provision for income tax:

Total provision for income tax for year 2007 is PhP85.1 million (2006: PhP76.5 million). This increase in provision is consistent with the improvement in total revenue. Moreover, with effective from 1 November 2005, the Internal Revenue increased the corporate income tax rate from 32% to 35%.

Net Income:
As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP8 million.

## <u>2006 Results of Operations</u>

The year 2006 again proved to be strong for the hotel industry in Metro Manila. The Company reported an increase of PhP20 million in revenue or 3% of the prior year. In terms of profitability, it is about PhP10 million higher than the previous year.

The improvement in business is due to a more stable political climate in the Philippines and the booming world economy.

Revenue:
Rooms division revenue improved by PhP17 million or 5% over the prior year. Although room occupancy has decreased by 3.5% compared to year 2005, the increase in Average Room Rate (ARR) by PhP272 more than offset the drop in room occupancy. For the year 2006, the hotel focus on improving its ARR and shift its market segment to higher yield corporate business and hence the improvement in ARR.

Food & beverage ("F&B") division also showed improvement in their performance by PhP6 million or 2.7% compared to the previous year. The increase in F&B revenue is mainly due to higher average check of PhP355 for the year 2006 (2005: PhP328). But the increase in average check is offset by the drop in covers by 34,381 or 6% over the same period of the prior year. The following F&B outlets surpassed the revenue of last year namely, banquet, casino, lobby lounge and mini-bar. With the opening of the new SM Mall of Asia which is located within 5 minutes drive from the hotel, its Riviera café is affected by the competition. Located in the new Mall are at least 500 different restaurants catering to various markets.

Other operated departments consisting of business center, laundry and telephone departments registered a slight decrease in revenue. The drop is mainly due to lower telephone department revenue as more guests are using their mobile phone instead of hotel phone but this is partially offset by the higher internet charges.

"Others Income" - The bulk of this comes from rental income from PAGCOR and the lease to a restaurant operator.

Cost of Sales:
Food and beverage cost of sales increase by PhP1.3 million or 2% as against last year. The increase in food and beverage cost of sales is consistent with the increase in food and beverage revenue by 2.7% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is an improvement in gross profit by 3.2% as compared with year 2005. This is due to higher revenue contribution.

Selling and Operating Expenses:
The detailed breakdown of this line item can be found in Note 18 of the Financial Statements. The bulk of this expense relates to payroll and related costs and also property operation, maintenance, energy and conservation (POMEC) expenses, guest supplies and laundry costs. Payroll cost has increased mainly in the housekeeping department as a result of the increase in minimum wage during the year. POMEC showed a decrease compared to year 2005 due to an accounting adjustment at year end for over accruals of energy cost amounting to about PhP5 million.

Administrative and General Expenses:
The detailed breakdown of this line item can be found in Note 19 of the Financial Statements.
The bulk of this expense relates to payroll and related costs for overhead/supporting departments such as Engineering, Sales and Marketing, Human and Resources and Administrative and General. Total payroll and related expenses has increased to PhP55 million (2005 : PhP48 million). Payroll cost has increased mainly due to salary adjustment during the year. The other major expense for this line item is management and incentive fees. This relates to the fees paid to the operator of the Hotel. The fee has increased to PhP31.8 million (2005 : PhP30.8 million) as a result of the increase in revenue and gross operating profits (GOP). Management and incentive fees are based on a percentage of gross revenue and GOP respectively. Credit card commission has also increased by PhP0.6 million as a result of higher revenue and credit card transactions.

Non-operating income/(expenses):
The Company registered a net other income of PhP19 million (2005 : PhP8.2 million). The reason for the improvement is due to a foreign exchange gain of PhP1.2 million while the previous year was a loss of PhP6 million.. Interest income has also increased substantially during the year of review.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is an improvement of PhP18 million in year 2006 as compared to last year. The favorable variance is due to higher revenue and improved management of expenses.

Provision for income tax:
Total provision for income tax for year 2005 is PhP76.6 million (2005 : PhP69.2 million). This increase in provision is consistent with the improvement in total revenue. Moreover, with effective from 1 November 2005, the Internal Revenue increased the corporate income tax rate from 32% to 35%.

Net Income:
As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP10.4 million.

## 2005 Results of Operations

Year 2005 showed significant improvement in both revenue and NIAT. The Philippines economy has improved in year 2005 compared with 2004. Tourist arrival to the Philippines has also registered improvement over the past years. Department of Tourism focus on the South Korean, Japanese and Chinese markets help to bring in more tourist to the country. All these positive factors contribute to the significant jump in revenue and NIAT.

Revenue:
Rooms division revenue increased by PhP48.7 million or 18% over the previous year. This improvement is due to higher occupancy and Average Room Rate (ARR). Occupancy for year 2005 is 74.10% (year 2004: 71.82%) while ARR improved from PhP2,241 to PhP2,580. Consequently, RevPar increased by PhP302 as against the prior year.

During the year 2005, Philippines hosted the South East Asia (SEA) Games in December which help to bring in more tourist to Metro Manila. In addition, the World Pyrotechnic Olympic competition was also held in December and the Hotel was the official hotel for this event. All these factors with the overall improvement in the world economy help to improve the hotel business.

Food & beverage ("F&B") division also showed significant improvement in their performance. F&B revenue increased from PhP204 million in year 2004 to PhP218 million in the current year or 6.8% increase. This is achieved through higher food covers of 564,187 (2004: 544,559), higher average food check of PhP328.94 (2004: PhP321.84). Among all the F&B outlets, casino and Riviera restaurant showed the best improvement in results. The Hotel has introduced a new buffet line in the casino at the beginning of the year which help to increase the daily covers.

Other operated departments consisting of business center, laundry and telephone departments registered a slight decrease in revenue. The drop is mainly due to lower telephone department revenue as more guests are using their mobile phone instead of hotel phone.

"Others Income" - The bulk of this comes from rental income from PAGCOR and the lease to a restaurant operator. The improvement is consistent with the increase in rental rate.

Cost of Sales:
Food and beverage cost of sales increase by PhP1.7 million or 2.9% as against last year. The increase in food and beverage cost of sales is consistent with the increase in food and beverage revenue by 6% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is an improvement in gross profit by PhP69.9 million or 11% as compared with year 2004. This is due to higher revenue contribution.

Selling and Operating Expenses:
The detailed breakdown of this line item can be found in Note 16 of the Financial Statements. The bulk of this expense relates to payroll and related costs and also property operation, maintenance, energy and conservation (POMEC) expenses.
Energy cost has increased significantly this year due to higher electricity, fuel and diesel costs. However, total "Selling and Operating Expenses" as a percentage of total revenue has decreased from 33% in year 2004 to 31% in year 2005.

Administrative and General Expenses:
The detailed breakdown of this line item can be found in Note 17 of the Financial Statements. The bulk of this expense relates to payroll and related costs for overhead/supporting departments such as Engineering, Sales and Marketing, Human and Resources and Administrative and General. Total payroll and related expenses has decreased to PhP48.2 million (2004 : PhP51 million). The other major expense for this line item is management and incentive fees. This relates to the fees paid to the operator of the Hotel. The fee has increased to PhP30.8 million (2004 : PhP24.5 million) as a result of the increase in revenue and gross operating profits (GOP). Management and incentive fees are based on a percentage of gross revenue and GOP respectively.

Non-operating income/(expenses):
The Company registered a net other income of PhP8.2 million (2004 : (PhP2.1 million)). The reason for the improvement is due to lower foreign exchange loss for this year vis-à-vis the prior year. Moreover, the Company has also a share in the profit of an associated company for this year instead of a loss in the prior year.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is an improvement of PhP63 million in year 2005 as compared to last year. The favorable variance is due to higher revenue and improved management of expenses.

Provision for income tax:
Total provision for income tax for year 2005 is PhP69.2 million (2004 : PhP44.5 million). This increase in provision is consistent with the 12% improvement in total revenue. Moreover, with effective from 1 November 2005, the Internal Revenue increased the corporate income tax rate from 32% to 35%.

Net Income:
As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP37.9 million.

**Financial Conditions:**

The total assets and liabilities of the Company for the last 3 years are as follows:

| YEAR | ASSETS - PHP | LIABILITIES – PHP |
|---|---|---|
| 2007 | 1,413,628,798 | 365,998,395 |
| 2006 | 1,437,793,599 | 339,566,396 |
| 2005 | 1,475,568,678 | 337,882,935 |

**2007 Financial Conditions**

Total assets for the year 2007 decreased by PhP24 million versus last period of review. The main reason for the drop is due to lower cash balance.

Assets:

- Cash and cash equivalents: There is a significant drop in this balance by PhP82 million. The lower cash balance is due to higher payout for share buyback and cash dividends. In addition, the Company also incurred expenses for the renovation of all guestrooms.

- Accounts receivables: This balance increased by PhP16 million or 7% over the same period of last year. This is consistent with the higher revenue.

- Due from related parties: As the related parties have not repaid their outstanding balance during the year, this balance increased by about PhP4 million compared to prior year.

- Property and equipment – net: This balance increased by PhP35 million or 4% as against last year. The increase is due to the addition of fixed assets from the renovation of rooms.

Liabilities:

- Accounts payable and accrued expenses: This balance includes payment to suppliers and accrual of operating expenses. The increase of PhP1 million is minimal and consistent with the increase in revenue.

- Income tax payable: Income tax payable is PhP1.6 million higher than last year as a result of better business and higher tax payment.

- Due to related parties: There is an increase of PhP2.7 million or 63% as the Company has not repaid its outstanding balance to the related parties.

- Other current liabilities: This balance increased by PhP20 million. The main reason for the increase in this account is due to higher output tax charged to a certain government corporation.

**2006 Financial Conditions**

Total assets for the year 2006 decreased by PhP34.7 million as compared to the previous year. The main reason for this drop is due to lesser cash and bank balance by PhP58 million relative to prior year.

Assets:

- Cash and cash equivalents: There is a significant drop in cash balance over the same period of last year as a result of higher payout to shareholders for the share buyback and dividends during the year. Dividends increased by PhP29 million as compared to the previous year. In addition, during the year, the hotel also embarked on its room renovation program and the funds used in this exercise is generated internally.

- Accounts receivables: This balance increased by PhP14 million or 6% over the same period of last year. This is due to higher revenue vis-à-vis year 2005.

- Due from related parties: This balance represents the significant transaction the Company has with its related parties. There is a significant drop by PhP13 million compared to year 2005 as the related parties have settled their obligation with the Company. The 2 major parties are Rogo Realty Corporation and CDL Hotels (Phils.) Corp.

- Prepayments and other current assets: This balance increase mainly due to higher prepayments. This is mainly due to advance payment of insurance until May 2007 while in prior year, there is no such advance payment.

- Property and equipment: Fixed assets of the Company increased by PhP8 million. As the Company has started renovation of its 448 guestrooms in the last quarter of year 2006, it recognize a portion of the renovation cost to construction-in-progress of PhP27 million. However, this is offset by the depreciation charges for the year of PhP25 million.

Liabilities:

Total liabilities increased by about PhP4 million as compared to year 2005. The increment is due to higher accounts payable and accrued expenses, refundable deposits and reserves.

- Accounts payable and accrued expenses: This balance increased by PhP6 million or 7% relative to year 2005. The main reason for this increment is noted in accrued liabilities which increased by PhP6 million is due to increase in employee benefits and vacation leave accruals.

- Due to related parties: The Company has a management contract with CDL Hotels (Phils) Corp under which the latter provides management, technical and administrative services to the Company in return for a yearly management and incentive fees equivalent to a certain percentage of gross revenue and of gross operating profit, respectively. There is a decrease of PhP6.6 million compared to the same period last year in balance due to CDL Hotels (Phils) Corp as the Company has paid the management and incentive fees for the year.

- Refundable deposits: This pertains to deposits given by tenants as security deposits and deposits given by guests who want to hold functions in the hotel. The increase in this balance is consistent with the higher revenue.

- Other current liabilities: The bulk of this balance is for output tax payable. There is an increase of P10 million which is consistent with the increase in total revenue of the hotel.

- Reserves: Reserves pertain to a portion of the service charge set up by the Company to offset the cost of replacing certain operating equipment of the hotel such as lost, broken or damaged chinaware, glassware and flatware. The increase is consistent with the higher revenue during the year.

## 2005 Financial Conditions

Total assets for the year 2006 increased by about PhP32.5 million as compared to the prior year. The main reason is due to higher cash balance, accounts receivables and advances to related parties.

Assets:

- Cash and cash equivalents: Cash balance increased significantly during the year as there was a significant turn around in the business and revenue increased by 12%. Cash generated from operating activities for year under review is PhP208.6 million (2004 : PhP176.3 million) or 18% increment.

- Accounts receivables: The increment is about 9% over the previous year. This is due to improvement in rooms and food and beverage (F&B) business by 13% vis-à-vis year 2004.

- Advances to related parties: There is an increase of PhP6.3 million as compared to last year. This is due to an advance to a related company, CDL Hotels (Phils) Corp. of PhP7.4 million which has not been repaid as at year end.

- Deferred Income Tax Assets: This item comprised of deferred tax for provision for retirement, deferred rental income and provision for bad debts. As compared against the previous year, there is an increase of 24%. The increment is due to higher provision for retirement.

- Property and equipment: There is a drop of PhP10.2 million in this balance as compared to last year. The decrease is due to depreciation charges for the year and offset by the addition of fixed assets amounting to PhP16.6 million.

Liabilities:
Total liabilities increased by about PhP19 million as compared to year 2004. The increment is due to higher income tax payable, other liabilities and reserves.

- Accounts payable and accrued expenses: There is a drop of PhP5.7 million as compared to year 2004. The main reason for this is the decrease in accrued expenses by PhP5 million. During the year 2005, the Company reversed some of the over-accrual such as bonus and insurance and this resulted in the drop in balance.

- Due to related parties: There is an increase of PhP3.3 million because the Company has not paid its related company, the management and incentive due of PhP9.6 million.

- Income tax payable: There is a significant increment in this balance from PhP14.5 million to PhP27.9 million. The reason is a combination of higher profit and also an increase in corporate income tax rate to 35% from 32% during the year.

- Refundable deposits: This balance includes security deposits from tenants and also deposits from guests who want to hold a banquet function in the hotel. There is a decrease of PhP3 million in deposits from guests who want to hold banquet in the hotel for this year. This decrease is due to clearing up of some expired deposits.

- Other liabilities: The bulk of this balance is VAT payable. This balance increase by about PhP9 million from the previous year.

- Reserves: Reserves pertain to a portion of the service charge set up by the Company to offset the cost of replacing certain operating equipment of the hotel such as lost, broken or damaged chinaware, glassware and flatware. The increase is consistent with the increase in hotel revenue.

## ITEM 7. FINANCIAL STATEMENTS

Please see attachments.

## ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no changes and/or disagreements with Accountants on any matter relating to accounting principles or practices, financial disclosures, auditing scope and procedure during the last two fiscal years.

## PART III – CONTROL AND COMPENSATION INFORMATION

### ITEM 9. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE REGISTRANT

| NAME | OFFICE | CITIZENSHIP | FAMILY RELATION (*) | AGE |
|---|---|---|---|---|
| Wong Hong Ren | Chairman & President | Singaporean | No relation | 56 |
| Bryan Cockrell | Director | American | No relation | 60 |
| Eddie C. T. Lau | Director | Chinese | No relation | 52 |
| Michele Dee Santos | Director | Filipino | No relation | 40 |
| Angelito Imperio | Director | Filipino | No relation | 68 |
| Mia Gentugaya | Independent Director | Filipino | No relation | 56 |
| Eddie Yeo Ban Heng | Director / General Manager of The Heritage Hotel Manila | Malaysian | No relation | 60 |
| Yam Kit Sung | General Manager of the Company & Compliance officer | Singaporean | No relation | 37 |
| Stanley Kon | Assistant General Manager of The Heritage Hotel Manila | Malaysian | No relation | 43 |
| Chua Yew Hock | Executive Chef | Singaporean | No relation | 48 |
| Cornelio Abuda (Resigned on 9 January 2008) | Corporate Secretary and Compliance Officer | Filipino | No relation | 44 |
| Pearl Liu (Appointed on 9 January 2008) | Corporate Secretary | Filipino | No relation | 52 |
| Arlene De Guzman | Treasurer | Filipino | No relation | 47 |

*(*) Up to the fourth civil degree either by consanguinity or affinity.*

Under Article IV, Section 2 of the By-Laws of the Company, the directors shall hold office for one year and until their successors have qualified and are duly elected.

None of the directors and executive officers are related within the 4th civil degree of consanguinity or affinity.

None of the following events occurred during the past five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the registrant:

a) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two year prior to that time;
b) Conviction by final judgment in a criminal proceeding;
c) Being subject to any order, judgment or decree limiting such person's involvement in any type of business, securities, commodities or banking activities; and
d) Being found by domestic or foreign court of competent jurisdiction in a civil action to have violated any securities or commodities law.

**Business Experience:**

**WONG HONG REN**
*CHAIRMAN & PRESIDENT*

Mr. Wong Hong Ren was first elected Director and Chairman of the Board of Directors in May 1996. Since 1988 he has held the position of Group Investment Manager of Hong Leong Management Services Pte. Ltd.. Before joining the Hong Leong Group in 1988, he was the Director and General Manager of Investment and Property of Haw Par Brothers International Ltd. and First Capital Corporation where he was actively involved in the management of the companies' funds in international equities.

**BRYAN K. COCKRELL**
*DIRECTOR*

Mr. Bryan Cockrell, an American national has been a Director of the Company since May 1997. Mr. Cockrell is the Chairman of the Pathfinder Group in the Philippines which has interests in tourism-related ventures, properties and other joint ventures undertakings and of the Group's investments in Vietnam. Before his stint in the Philippines, he held numerous positions in Singapore, Indonesia and Saudi Arabia.

**ANGELITO C. IMPERIO**
*DIRECTOR*

Atty. Imperio has been a Director of the Company since August 1992 and had served as independent Director for three terms from 2001 to 2004. He completed his legal education at the University of the Philippines (LL.B.) and was admitted to the bar in 1966. He was a senior partner of the law firm SyCip Salazar Hernandez & Gatmaitan until his retirement in October 2004. He is now acting as of counsel to the same law firm. He also sits on the Board of Directors of various companies.

**MIA G. GENTUGAYA**
*INDEPENDENT DIRECTOR*

Atty. Gentugaya is a senior partner of SyCip Salazar Hernandez & Gatmaitan. She has been a Director of the Company since August 1992 and served as independent director since 2005. She was admitted to the Philippine Bar in 1978 after completing her legal education at the University of the Philippines (LL.B.). Atty. Gentugaya practices corporate and commercial law, and has been named by Global Chambers and International Financial Law Review as one of the world's leading lawyers in project finance and commercial law. She is a member of the International Bar Association, the Philippine Bar Association, the Maritime Law Association of the Philippines (charter member; Trustee, 1988 – 1989) and the Makati Business Club. She also serves in the Board of Directors of various companies.

**MICHELE DEE-SANTOS**
*DIRECTOR*

Ms. Santos was appointed on 7 February 2006. She obtained a B.A. International Business from Marymount College, New York, U.S.A. She started her career as a Staff Operations Manager of American Express Bank in New York City. She is currently the Executive Vice President of AY Foundation, President of Sandee Unlimited Inc., Chairperson and President of Luis Miguel Foods, Inc., Treasurer of Mico Equities, Inc. and Trustee of Yuchengco Museum, Inc. Ms. Dee-Santos also sits on the Board of Malayan Insurance Co., Bankers Assurance Corporation., First Nationwide Assurance Corporation, Pan Malayan Express Inc. and Aequitas Holdings, Inc. She is not a director of any other reporting company.

**EDDIE YEO**
*DIRECTOR & GENERAL MANAGER OF THE HERITAGE*

Mr. Eddie Yeo is appointed as a Director and General Manager of The Heritage Hotel Manila on 13 January 2005. Prior to his current position, he was the General Manager of Copthorne Kings Hotel Singapore from January 1999 to 2004. He has more than 30 years experience in managing and developing hotel projects in Singapore, Malaysia, Thailand, Australia, USA and Vietnam. He holds a Master of Business Administration from the University of South Australia, is a Certified Hotel Administrator (CHA) from the Educational Institute of the American Hotel & Motel Association, Michigan, USA and a Member of the Chartered Management Institute, UK.

**EDDIE C.T. LAU**
*DIRECTOR*

Mr. Eddie Lau, a Chinese and was appointed Director of the Company since 17 January 2005. He obtained his MBA from the University of Durham, UK. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Chartered Institute of Certified Accountants in UK. Mr. Lau is also an associate member of the Chartered Institute of Bankers in UK. He has more than 25 years experience in the financial industry and has extensive practical exposures in financial control, business planning and operational management. He had worked with Hang Seng Bank, Standard Chartered Bank, Bank Austria and The Long-Term Credit Bank of Japan. For the past twelve years, he was the Financial Controller of those banks that he worked with. Mr. Lau had also served in the Hong Kong Monetary Authority as a Bank Examiner to monitor the banks' compliance in Hong Kong. Currently, Mr. Lau is the Senior Vice President – Head of Group Finance of Asia Financial Holdings group. He joined Asia Financial Holdings group since July 2000.

**YAM KIT SUNG**

*GENERAL MANAGER & VICE PRESIDENT OF FINANCE OF GRAND PLAZA HOTEL CORPORATION*

Mr. Yam obtained his Bachelor of Accountancy (Honors) degree from Nanyang Technological University in Singapore. Upon graduation, he joined the international accounting firm, Price Waterhouse based in Singapore as an auditor and later joined CDL Hotels International Limited as an internal auditor. In 1996, he joined The Heritage Hotel Manila as an Operations Analyst and was appointed General Manager of the Company in April 2000. In June 2006, Mr. Yam was appointed Vice President Finance for HLG Enterprise Limited formerly known as LKN Primefield Limited, a company listed on the Singapore Stock Exchange. He also sits on the Board of several companies in the HLG Enterprise Limited group.

**PEARL LIU**

*CORPORATE SECRETARY*

Atty. Liu, appointed January 9, 2008, is the new Corporate Secretary of Grand Plaza Hotel Corp. She heads the Corporate and Commercial Practice Group of Quisumbing Torres. Ms. Liu was admitted to the Philippine Bar in 1983 after graduating with honors from the Ateneo de Manila University School of Law in 1982. Ms. Liu is a member of the American Chamber of Commerce, Business Process Outsourcing Association of the Philippines, Makati Business Club and Philippine-American Business Council. She is not a director of any other reporting company.

**ITEM 10. EXECUTIVE COMPENSATION**

**EXECUTIVE AND DIRECTORS COMPENSATION**

| NAME | POSITION | YEAR | SALARY | BONUS | OTHERS/ DIRECTOR FEES |
|---|---|---|---|---|---|
| Wong Hong Ren | Chairman & President | 2007 | | | |
| Eddie Yeo Ban Heng | General Manager of Hotel | 2007 | | | |
| Yam Kit Sung | General Manager | 2007 | | | |
| Stanley Kon | Resident Manager of Hotel | 2007 | | | |
| Sunny Goh | Exe. Chef | 2007 | | | |
| Total | | 2007 | 16,038,781 | 3,145,175 | 456,616 |
| Directors | | 2007 | | | 1,739,185 |
| All officers & Directors as a group | | 2007 | 16,038,781 | 3,145,175 | 2,195,801 |

The estimated total compensation for officers and directors in year 2007 is as follows:

Salary – PhP18 million
Bonus – PhP3.5million
Other Fees – PhP2 million

**FOR THE LAST 2 FINANCIAL YEARS – 2006 & 2005**

| NAME | POSITION | YEAR | SALARY | BONUS | OTHERS/ DIRECTO R FEES |
|---|---|---|---|---|---|
| Wong Hong Ren | Chairman & President | 2006 | | | |
| Eddie Yeo Ban Heng | General Manager of Hotel | 2006 | | | |
| Yam Kit Sung | General Manager | 2006 | | | |
| Ho Mei Mei | AGM of Hotel | 2006 | | | |
| Chua Yew Hock | Exe. Chef | 2006 | | | |
| Total | | 2006 | 20,419,804 | 4,023,327 | 581,779 |
| Directors | | 2006 | | | 3,024,000 |
| All officers & Directors as a group | | 2006 | 20,419,804 | 4,023,327 | 3,605,779 |

| NAME | POSITION | YEAR | SALARY | BONUS | OTHERS/ DIRECTO R FEES |
|---|---|---|---|---|---|
| Wong Hong Ren | Chairman & President | 2005 | | | |
| Eddie Yeo Ban Heng | General Manager of Hotel | 2005 | | | |
| Yam Kit Sung | General Manager | 2005 | | | |
| Ho Mei Mei | AGM of Hotel | 2005 | | | |
| Chua Yew Hock | Exe. Chef | 2005 | | | |
| Total | | 2005 | 21,356,797 | 3,386,708 | 905,412 |
| Directors | | 2005 | | | 2,772,047 |
| All officers & Directors as a group | | 2005 | 21,356,797 | 3,386,708 | 3,677,457 |

The compensations of the directors are one-time directors' fees and do not involve any other form of remuneration. There are no arrangements, such as consulting contracts, pursuant to which any director of the Company was compensated, or is to be compensated, directly or indirectly, during the Company's last completed fiscal year, and the ensuing year, for any service provided as director.

Except for the Executive Chef, Mr. Sunny Goh, all the key officers are on a two-year employment contract renewable upon mutual agreement. Mr. Sunny Goh is on a one-year contract.

There are no agreements that require, if any such executive officers resign or are terminated by the Company, or if there is a change in control of the Company, the executive officers of the Company to be compensated a total amount exceeding PhP2,500,000.

## ITEM 11. SECURITY AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table shows the shareholding beneficially held by the officers of the Company as at 31 December 2007.

| TITLE OF CLASS | NAME OF BENEFICIAL OWNER / (CITIZENSHIP) | AMOUNT & NATURE OF BENEFICIAL OWNERSHIP | PERCENT OF CLASS |
|---|---|---|---|
| Common shares | Yam Kit Sung (Singaporean) | 2,999 shares beneficial | Less than 1% |
| Common shares | Eddie Yeo Ban Heng (Malaysian) | 1 share beneficial | Less than 1% |

The following entitles are directly or indirectly the beneficial owners of more than 5% of the Company's voting shares (common) as of 31 December 2007.

| S/N | NAME OF SHAREHOLDER | CITIZENSHIP | NO. OF SHARES | % OF SHAREHOLDING (EXCLUSIVE OF TREASURY SHARES) |
|---|---|---|---|---|
| 1 | The Philippine Fund Limited | Bermuda | 37,679,370[1] | 53.47% |

[1] The Philippine Fund Limited is owned by:

| | Shareholder's Name | Class of Shares Owned | % Held |
|---|---|---|---|
| 1. | Hong Leong Hotels Pte. Ltd.<br>P.O. Box 309 Grand Cayman<br>British West Indies, Cayman Islands | Ordinary | 60% |
| 2. | Pacific Far East (PFE) Holdings Corporation<br>(formerly Istethmar International Corporation)<br>Suite 2705-09, 27Flr, Jardine House<br>1 Connaught Place, Central, Hong Kong | Ordinary | 20% |
| 3. | Robina Manila House Limited<br>8/F Bangkok Bank Building<br>28 Des Voeux Road, Central Hong Kong | Ordinary | 20% |

| | | | | |
|---|---|---|---|---|
| 2 | Zatrio Pte. Ltd. | Singapore | 23,309,232 | 33.08% |
| 3 | RCBC Trust & Investment | Filipino | 7,673,230[2] | 10.89% |

## ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Please see Note 15 of the audited financial statements for details.

## ITEM 13. CORPORATE GOVERNANCE

Under the Manual of Corporate Governance of the Company, the Compliance Officer is responsible for monitoring compliance with the provisions and requirements, as well as violations of the Manual of Corporate Governance and issues a Certification regarding the level of compliance of the Company.

The Company complies with regulations and issuances issued by government authorities pertaining to corporate governance.

Section 7.2 of the Manual of Corporate Governance of the Company provides that the Manual shall be reviewed quarterly unless the board of directors provides otherwise. Moreover, the Audit Committee of the Company reports regularly to the board of directors its quarterly review of the financial performance of the Company.

## ITEM 14. EXHIBITS AND REPORTS ON SEC FORM 17-C

**Exhibits**

None

**Reports on SEC Form 17-C**

The following events were reported in SEC Form 17-C during the period January 2007 to December 2007:

| Date of SEC Form 17-C | Subject Disclosed |
|---|---|
| 9 January 2007 | • Submission of certificate of compliance of manual on corporate governance. |
| 9 January 2007 | • Submission of attendance report of members of the board of directors. |
| 15 February 2007 | • Report on the new record date of the Annual Stockholders |

[2] The registered address of RCBC Trust & Investment Division is 333 Sen. Gil J. Puyat Ave. Makati City.

| | |
|---|---|
| | Meeting.<br>• Report on the approval of the scheduled nominations of candidates for Independent Directors. |
| 15 May 2007 | • Buyback of shares of GPHC<br>• Election of directors, officers, independent director, external auditor, members of the Nomination committee, audit committee and remuneration and compensation committee |
| 31May 2007 | • Report on the buyback of shares of GPHC including Offer Letter, Timetable and Instructions. |
| 22 June 2007 | • Report on the buyback of shares of GPHC on the number of shares tendered by the shareholders. |
| 5 July 2007 | • Report on the completion of the buyback of shares of GPHC |
| 23 July 2007 | • Report on the election of Mr. Jeremiah Asis as Assistant Corporate Secretary and Assistant Compliance Officer of GPHC |
| 11 September 2007 | • Report on the appointment of Mr. Kon Thian Fook (a.k.a. Stanley Kon) as Resident Manager of the Heritage Hotel Manila |
| 30 October 2007 | • Declaration of cash dividend |

**SIGNATURES**

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of ______________________ on _________, 20__.

By:

Wong Hong Ren
Chairman & President

Yam Kit Sung
General Manager/
Vice President Finance

Pearl Liu
Corporate Secretary

**SUBSCRIBED AND SWORN** to before me this _____ day of ________ 2008__ affiant(s) exhibiting to me their Community Tax Certificates/Passports, as follows:

| Names | CTC/Passport No. | Date of Issue | Place of Issue |
|---|---|---|---|

______________________
**Notary Public**

Doc. No.
Page No.
Book No.
Series of 2008.

# GRAND PLAZA HOTEL CORPORATION

1 February 2008

**Statement of Management's Responsibility For Financial Statements**

SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong

The management of **GRAND PLAZA HOTEL CORPORATION** is responsible for all information and representations contained in the financial statements as of and for the years ended December 31, 2007, 2006 and 2005. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

KPMG Manabat Sanagustin & Co., the independent auditors appointed by the stockholders, has audited the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such audit, in its report to the Board of Directors and Stockholders.

**10 Floor, The Heritage Hotel Manila, Roxas Blvd cor. EDSA Extension Pasay City**
**Tel: 854 8838 Fax: 854 8825**
**A MEMBER OF THE HONG LEONG GROUP SINGAPORE**

| | |
|---|---|
| ________________ | ____________________ |
| Wong Hong Ren | Yam Kit Sung |
| Chairman and President | General Manager & Chief Financial Officer |

Subscribed and sworn to before me a notary public for and in the City of ________ this ______ day of __________ 2008, the signatories exhibiting to me their Community Tax Certificates/Passports details of which are as follows:

| Name | Community Tax Certificate/ Passport Number | Date | Place of Issue |
|---|---|---|---|
| Wong Hong Ren | | | |
| Yam Kit Sung | | | |

Notary Public

Doc. No.
Page No.
Book No.
Series of 2008.

Wong Hong Ren
Chairman and President

~~Yam Kit Sung~~
~~General Manager & Chief Financial Officer~~

WILSON YIP
SINGAPORE
NOTARY PUBLIC

Subscribed and sworn to before me a notary public for and in the City of SINGAPORE this 1st day of February 2008, the signatories exhibiting to me their ~~Community Tax Certificates~~/Passports details of which are as follows:

| Name | ~~Community Tax Certificate~~/ Passport Number | Date of Issue | Place of Issue |
|---|---|---|---|
| Wong Hong Ren | S0016593Z | 9 Oct 2002 | Singapore |
| ~~Yam Kit Sung~~ | | | |

Notary Public

Doc. No.
Page No.
Book No.
Series of 2008.

NOTARY PUBLIC
Wilson Yip
N2007/0210
1 Apr 2007 – 31 Mar 2008
SINGAPORE

## SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of ____________________ on ________, 20__.

By:

Wong Hong Ren
Chairman & President

~~Yam Kit Sung~~
~~General Manager/~~
~~Vice President Finance~~

WILSON YIP NOTARY PUBLIC SINGAPORE

~~Pearl Liu~~
~~Corporate Secretary~~

SUBSCRIBED AND SWORN to before me this 1st day of February 2008__ affiant~~(s)~~ exhibiting to me his ~~their Community Tax Certificates~~/Passports, as follows:

| Names | CTC/Passport No. | Date of Issue | Place of Issue |
|---|---|---|---|
| Wong Hong Ren | S0016593Z | 9 October 2002 | Singapore |

Notary Public

Doc. No.
Page No.
Book No.
Series of 2008.

NOTARY PUBLIC
Wilson Yip
N2007/0210
1 Apr 2007 - 31 Mar 2008
SINGAPORE

SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of PASAY CITY on FEB 1 8 2008

By:

~~Wong Hong Ren~~
~~Chairman & President~~

Yam Kit Sung
General Manager/
Vice President Finance

Pearl Liu
Corporate Secretary

**SUBSCRIBED AND SWORN** to before me this FEB 1 8 2008 day of 2008 affiant(s) exhibiting to me their Community Tax Certificates/Passports, as follows:

| Names | CTC/Passport No. | Date of Issue | Place of Issue |
|---|---|---|---|
| YAM KIT SUNG | S7023301J | 16 SEPT 02 | SINGAPORE |
| PEARL T. LIU | 12236722 | 3 JANUARY 2008 | MANILA |

ATTY. CARLOS C. PUNZALAN
Notary Public
NOTARY PUBLIC
UNTIL DECEMBER 31, 2009
PTR NO. 0925455/1-3-08 PASAY CITY
IBP NO. 727335 /1-3-08 PASAY CITY
ROLL NO. 30650

Doc. No. 76
Page No. 17
Book No. 3
Series of 2008.

~~Wong Hong Ren~~
~~Chairman and President~~

Yam Kit Sung
General Manager & Chief Financial Officer

Subscribed and sworn to before me a notary public for and in the City PASAY CITY this FEB 18 2008 day of _______ 2008, the signatories exhibiting to me their Community Tax Certificates/Passports details of which are as follows:

| Name | Community Tax Certificate/ Passport Number | Date | Place of Issue |
|---|---|---|---|
| ~~Wong Hong Ren~~ | | | |
| Yam Kit Sung | S7023301J | 16 SEPT 02 | SINGAPORE |

Notary Public
ATTY. CARLOS C. PORMENTO
NOTARY PUBLIC
UNTIL DECEMBER 31, 2009
PTR NO. 0925455/1-3-08 PASAY CITY
IBP NO. 727335 /1-3-08 PASAY CITY
ROLL NO. 30650

Doc. No. 76
Page No. 17
Book No. 2
Series of 2008.

# GRAND PLAZA HOTEL CORPORATION

FINANCIAL STATEMENTS
December 31, 2007 and 2006

KPMG

**Manabat Sanagustin & Co.**
Certified Public Accountants
22/F, Philamlife Tower, 8767 Paseo de Roxas
Makati City 1226, Metro Manila, Philippines

Telephon +63 (2) 885 7000
+63 (2) 893 8507
Fax +63 (2) 894 1985
+63 (2) 816 6595
Internet www.kpmg.com.ph
e-Mail manila@kpmg.com.ph

PRC-BOA Registration No. 0003
SEC Accreditation No. 0004-FR-1
BSP Accredited

## REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Grand Plaza Hotel Corporation

We have audited the accompanying financial statements of Grand Plaza Hotel Corporation, which comprise the balance sheets as at December 31, 2007 and 2006, and the statements of income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended December 31, 2007, and a summary of significant accounting policies and other explanatory notes.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

*Opinion*

In our opinion, the financial statements present fairly, in all material respects, the financial position of Grand Plaza Hotel Corporation as of December 31, 2007 and 2006, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Philippine Financial Reporting Standards.

Manabat Sanagustin & Co.

February 12, 2008
Makati City, Metro Manila

## GRAND PLAZA HOTEL CORPORATION
## BALANCE SHEETS

| | Note | December 31 2007 | 2006 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | *5* | P155,032,369 | P237,842,702 |
| Receivables - net | *6, 15* | 236,913,313 | 220,587,591 |
| Loan receivable | *10, 15, 24* | 15,500,000 | 15,500,000 |
| Due from related parties | *15* | 5,173,947 | 1,012,526 |
| Inventories | *7* | 8,609,806 | 7,624,150 |
| Prepayments and other current assets | *8* | 17,248,430 | 17,577,727 |
| **Total Current Assets** | | 438,477,865 | 500,144,696 |
| **Noncurrent Assets** | | | |
| Deferred tax assets | *22* | 11,780,054 | 10,474,579 |
| Investment in an associate | *9* | 45,848,645 | 44,708,786 |
| Property and equipment - net | *11* | 822,747,878 | 787,658,183 |
| Other assets | *12, 15, 24* | 94,774,356 | 94,807,355 |
| **Total Noncurrent Assets** | | 975,150,933 | 937,648,903 |
| | | P1,413,628,798 | P1,437,793,599 |
| **LIABILITIES AND EQUITY** | | | |
| **Current Liabilities** | | | |
| Accounts payable and accrued expenses | *13* | P63,924,386 | P66,624,533 |
| Income tax payable | | 25,675,349 | 24,074,549 |
| Due to related parties | *15, 24* | 6,959,647 | 4,267,811 |
| Refundable deposits | *24* | 28,392,131 | 27,389,434 |
| Other current liabilities | *14* | 220,359,248 | 200,226,563 |
| **Total Current Liabilities** | | 345,310,761 | 322,582,890 |
| **Noncurrent Liability** | | | |
| Accrued retirement liability | *23* | 20,687,634 | 16,983,506 |
| **Total Liabilities** | | 365,998,395 | 339,566,396 |
| **Equity** | | | |
| Capital stock | | 873,182,700 | 873,182,700 |
| Additional paid-in capital | | 14,657,517 | 14,657,517 |
| Retained earnings: | | | |
| Appropriated | *25* | 842,785,920 | 697,078,470 |
| Unappropriated | | 159,790,186 | 210,386,986 |
| Treasury stock | | (842,785,920) | (697,078,470) |
| **Total Equity** | | 1,047,630,403 | 1,098,227,203 |
| | | P1,413,628,798 | P1,437,793,599 |

*See Notes to the Financial Statements.*

## GRAND PLAZA HOTEL CORPORATION
## STATEMENTS OF INCOME

| | Note | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| | | Years Ended December 31 | | |
| **REVENUES** | | | | |
| Rooms | | P354,014,675 | P329,097,179 | P312,635,020 |
| Food and beverage | | 228,051,537 | 224,958,055 | 218,824,181 |
| Other operating departments | | 7,181,751 | 8,734,803 | 10,548,146 |
| Others | 24 | 108,122,277 | 107,997,916 | 108,790,462 |
| | | 697,370,240 | 670,787,953 | 650,797,809 |
| **COST OF SALES** | 16 | | | |
| Food and beverage | | 62,005,563 | 61,520,377 | 60,219,973 |
| Other operating departments | | 3,378,134 | 3,932,907 | 4,277,682 |
| | | 65,383,697 | 65,453,284 | 64,497,655 |
| **GROSS PROFIT** | | 631,986,543 | 605,334,669 | 586,300,154 |
| **SELLING AND OPERATING EXPENSES** | 17 | 201,047,298 | 202,283,913 | 203,624,372 |
| **ADMINISTRATIVE EXPENSES** | 18 | 181,892,049 | 187,867,771 | 174,530,008 |
| | | 382,939,347 | 390,151,684 | 378,154,380 |
| **NET OPERATING INCOME** | | 249,047,196 | 215,182,985 | 208,145,774 |
| **OTHER INCOME (EXPENSES)** | | | | |
| Interest income | | 11,274,535 | 17,130,531 | 13,211,688 |
| Foreign exchange gain (loss) | | (12,311,564) | 1,222,152 | (6,090,964) |
| Equity in net income of an associate | 9 | 1,139,859 | 536,810 | 540,280 |
| Dividend income | | 221,591 | 67,705 | 91,827 |
| Other income | | 1,336,032 | 48,671 | 476,583 |
| | | 1,660,453 | 19,005,869 | 8,229,414 |
| **INCOME BEFORE INCOME TAX** | | 250,707,649 | 234,188,854 | 216,375,188 |
| **PROVISION FOR (BENEFIT FROM) INCOME TAX** | 22 | | | |
| Current | | 86,440,416 | 78,096,384 | 70,988,812 |
| Deferred | | (1,305,475) | (1,502,434) | (1,782,772) |
| | | 85,134,941 | 76,593,950 | 69,206,040 |
| **NET INCOME** | | P165,572,708 | P157,594,904 | P147,169,148 |
| **Basic and Diluted Earnings Per Share** | 21 | P2.35 | P2.15 | P1.93 |

*See Notes to the Financial Statements.*

## GRAND PLAZA HOTEL CORPORATION
## STATEMENTS OF CHANGES IN EQUITY

| | | Years Ended December 31 | | |
|---|---|---|---|---|
| | *Note* | **2007** | 2006 | 2005 |
| **CAPITAL STOCK** | | | | |
| Common stock - P10 par value | | | | |
| Authorized - 115,000,000 shares | | | | |
| Issued - 87,318,270 shares | | **P873,182,700** | P873,182,700 | P873,182,700 |
| **ADDITIONAL PAID-IN CAPITAL** | | **14,657,517** | 14,657,517 | 14,657,517 |
| **RETAINED EARNINGS** | | | | |
| Appropriation for acquisition of treasury stock | | | | |
| Balance at beginning of year | | **697,078,470** | 551,388,370 | 439,975,320 |
| Additions during the year | *25* | **145,707,450** | 145,690,100 | 111,413,050 |
| Balance at end of year | | **842,785,920** | 697,078,470 | 551,388,370 |
| Unappropriated | | | | |
| Balance at beginning of year | | **210,386,986** | 249,845,527 | 236,976,432 |
| Appropriation during the year | *25* | **(145,707,450)** | (145,690,100) | (111,413,050) |
| Net income for the year | | **165,572,708** | 157,594,904 | 147,169,148 |
| Dividends declared during the year | *20* | **(70,462,058)** | (51,363,345) | (22,887,003) |
| Balance at end of year | | **159,790,186** | 210,386,986 | 249,845,527 |
| | | **1,002,576,106** | 907,465,456 | 801,233,897 |
| **TREASURY STOCK,** at cost - 16,856,212 shares, 13,942,063 shares and 11,028,261 shares in 2007, 2006 and 2005, respectively | *19* | | | |
| Balance at beginning of year | | **(697,078,470)** | (551,388,370) | (439,975,320) |
| Acquisition of treasury stock | *25* | **(145,707,450)** | (145,690,100) | (111,413,050) |
| Balance at end of year | | **(842,785,920)** | (697,078,470) | (551,388,370) |
| | | **P1,047,630,403** | P1,098,227,203 | P1,137,685,744 |

*See Notes to the Financial Statements.*

## GRAND PLAZA HOTEL CORPORATION
## STATEMENTS OF CASH FLOWS

| | Note | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| | | Years Ended December 31 | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Income before income tax | | P250,707,649 | P234,188,854 | P216,375,188 |
| Adjustments for: | | | | |
| Depreciation and amortization | *11* | 28,565,678 | 25,637,134 | 26,878,023 |
| Unrealized foreign exchange gain (loss) | | 2,852,636 | (2,484,551) | 4,560,229 |
| Provision for retirement costs | *23* | 1,196,838 | 4,470,059 | 2,986,418 |
| Equity in net income of an associate | *9* | (1,139,859) | (536,810) | (540,280) |
| Impairment losses on receivables | | (293,413) | (44,504) | 165,014 |
| Interest income | | (11,274,535) | (17,130,531) | (13,211,688) |
| Dividend income | | (221,591) | (67,705) | (91,827) |
| Operating income before working capital changes | | 270,393,403 | 244,031,946 | 237,121,077 |
| Decrease (increase) in: | | | | |
| Receivables | | (15,473,326) | (14,152,378) | (14,910,969) |
| Inventories | | (985,656) | 1,351,131 | (274,562) |
| Prepayments and other current assets | | (12,737,291) | (23,153,778) | (8,785,765) |
| Increase (decrease) in: | | | | |
| Accounts payable and accrued expenses | | (192,857) | 1,423,965 | (8,677,841) |
| Due to related parties | | 2,691,836 | (8,483,465) | 4,079,148 |
| Refundable deposits | | 1,002,697 | 1,530,361 | (3,063,536) |
| Other current liabilities | | 20,132,685 | 9,015,025 | 12,616,689 |
| Cash generated from operations | | 264,831,491 | 211,562,807 | 218,104,241 |
| Income taxes paid | | (71,773,028) | (71,681,294) | (48,517,887) |
| Interest received | | 10,715,552 | 17,169,994 | 12,225,242 |
| Dividend received | | 221,591 | 67,705 | 91,827 |
| Net cash provided by operating activities | | 203,995,606 | 157,119,212 | 181,903,423 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Additions to property and equipment | *11* | (63,655,373) | (33,327,251) | (16,670,435) |
| Decrease (increase) in other assets | | 32,999 | (2,000) | 1,071,786 |
| Net cash used in investing activities | | (63,622,374) | (33,329,251) | (15,598,649) |

*Forward*

| | Note | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| | | **Years Ended December 31** | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Decrease (increase) in due from related parties | | **(P4,161,421)** | P13,070,727 | (P6,373,069) |
| Increase (decrease) in due to related parties | | **-** | 1,567 | (1,706,903) |
| Dividends paid | *20* | **(70,462,058)** | (51,363,345) | (22,887,003) |
| Acquisition of treasury stock | *19* | **(145,707,450)** | (145,690,100) | (111,413,050) |
| Net cash used in financing activities | | **(220,330,929)** | (183,981,151) | (142,380,025) |
| **EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS** | | **(2,852,636)** | 2,484,551 | (4,560,229) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | **(82,810,333)** | (57,706,639) | 19,364,520 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | | **237,842,702** | 295,549,341 | 276,184,821 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | *5* | **P155,032,369** | P237,842,702 | P295,549,341 |

*See Notes to the Financial Statements.*

# NOTES TO THE FINANCIAL STATEMENTS

## 1. Reporting Entity

Grand Plaza Hotel Corporation ("the Company") was incorporated and registered with the Philippine Securities and Exchange Commission (SEC) on August 9, 1989 primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith. The ultimate parent of the Company is Hong Leong Investment Holdings Pte Ltd., a corporation organized in Singapore.

The Company owns and operates The Heritage Hotel ("the Hotel"), a deluxe class hotel that offers 448 rooms and facilities and amenities such as restaurants, function halls, and a coffee shop. The Company's registered and principal office is located at the 10th Floor, The Heritage Hotel Manila, EDSA corner Roxas Boulevard, Pasay City.

## 2. Basis of Preparation

Statement of Compliance
The financial statements have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

The financial statements as of and for the year ended December 31, 2007 were approved by the Board of Directors on February 12, 2008.

Basis of Measurement
The financial statements have been prepared on the historical cost basis.

Functional and Presentation Currency
The Company's financial statements are presented in Philippine Peso, which is the Company's functional currency.

Use of Judgments and Estimates
The preparation of financial statements in conformity with PFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results may differ from these estimates.

Judgments are made by management on the developments, selection and disclosure of the Company's critical accounting policies and estimates and the application of these policies and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The following presents the summary of these judgments and estimates, which have the most significant effect on the amounts recognized in the financial statements:

*Estimated Allowance for Impairment Losses on Receivables*
The Company maintains an allowance for impairment losses at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by Management on the basis of factors that affect the collectibility of the accounts. These factors include, but are not limited to, the length of the Company's relationship with the customer's payment behavior and known market factors. The Company reviews the age and status of receivables, and identifies accounts that are to be provided with allowances on a regular basis. The amount and timing of recorded expenses for any period would differ if the Company made different judgments or utilized different estimates. An increase in allowance for impairment losses would increase the recorded administrative expenses and decrease current assets (see Note 6).

*Estimated Allowance for Write-down of Inventories to Net Realizable Value*
If necessary, the Company maintains an allowance for write-down of inventories to net realizable value at a level considered adequate to reduce cost to net realizable value. The level of this allowance is evaluated by management based on the movements and current condition of inventory items (see Note 7).

*Estimated Useful Lives of Property and Equipment*
The Company reviews annually the estimated useful lives of property and equipment based on the period over which the assets are expected to be available for use and are updated if expectations differ from previous estimates due to physical wear and tear, and technical or commercial obsolescence. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned. A reduction in the estimated useful lives of property and equipment would increase the recorded depreciation and amortization expenses and decrease noncurrent assets (see Note 11).

*Realizability of Deferred Tax Assets*
The Company reviews the carrying amounts of deferred income tax assets at each balance sheet date and reduces deferred income tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized (see Note 22).

*Retirement Benefits*
The Company accrues retirement benefit cost based on the requirements under its Employees' Retirement Plan, which is in accordance with Republic Act (R.A.) 7641. The determination of the obligation and cost of retirement and other employee benefits is dependent on the selection of certain assumptions used by the actuary in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets and salary increase rates (Note 23). In accordance with PFRS, actual results that differ from the Company's assumptions, subject to the 10% corridor test, are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future period.

While the Company believes that the assumptions are reasonable and appropriate, significant differences between actual experience and assumptions may materially affect the cost of employee benefits and related obligations.

*Estimated Allowance for Impairment Losses on Other Financial Assets and Non-Financial Assets*
The Company assesses impairment on other financial and non-financial assets whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The factors that the Company considers important which could trigger an impairment review include the following:

- significant underperformance relative to the expected historical or projected future operating results;

- significant changes in the manner of use of the acquired assets or the strategy for overall business; and

- significant negative industry or economic trends.

An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount (see Note 26).

## 3. Significant Accounting Policies

The following summary explains the significant accounting policies which have been adopted and applied consistently to all periods presented in these financial statements.

Adoption of New Standards, Amendments to Standards and Interpretations
The Financial Reporting Standards Council, or FRSC, approved the adoption of a number of new standards, amendments to standards, and interpretations issued as part of PFRS.

*New Standard and Amendment to Standard Adopted in 2007*
Effective January 1, 2007, the Company adopted the following new standard and amendment to standard:

- PFRS 7, *Financial Instruments: Disclosures* introduces new disclosures to improve the information about financial instruments. It requires the disclosure of quantitative and qualitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces Philippine Accounting Standard (PAS) 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and the disclosure requirements of PAS 32, *Financial Instruments: Disclosures and Presentation*. Additional disclosures were included in the financial statements as a result of the adoption of this standard.

- Amendment to PAS 1, *Presentation of Financial Statements - Capital Disclosures* introduces disclosures about the entity's objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements; and if it has not complied, the consequences of such non-compliance. Additional disclosures were included in the financial statements as a result of the adoption of this amendment.

The adoption of the above standard and amendment to standard did not have a material effect on the Company's financial statements.

*Revised Standard and Interpretations Not Yet Adopted*
The following are the relevant revised standard and interpretations which are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these financial statements:

- Revised PAS 1, *Presentation of Financial Statements* requires entities to disclose "total comprehensive income" that is, changes in equity during a period, other than those changes resulting form transactions with owners in their capacity as owners in their capacity as owners. This will be presented either in one statement (i.e., a statement of comprehensive income) or two statements (i.e., an income statement and a statement beginning with profit or loss and displaying components of other comprehensive income).

- International Financial Reporting Interpretations Committee (IFRIC) 11, *IFRS 2 - Group and Treasury Share Transactions* describes how to apply PFRS 2, *Share-based Payment,* to share-based payment arrangements involving an entity's own equity instruments and share-based payment arrangements of subsidiaries involving equity instruments of its parent company.

- IFRIC 13, *Customer Loyalty Programs* addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services.

- IFRIC 14, *IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability.

IFRIC 11 and 14 will be effective for financial years beginning January 1, 2008. Revised PAS 1 and IFRIC 13 will be effective for financial years beginning January 1, 2009. These revised standard and interpretations are not expected to have any material effect on the financial statements.

Cash and Cash Equivalents
Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of changes in value.

Receivables
Receivables are recognized and carried at original invoice amount, net of allowance for impairment losses if collection of the full amount is no longer probable.

Inventories
Inventories are measured at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of selling expenses. Obsolete inventories are disposed of and related costs are recognized in the statements of income.

Investment in an Associate

Investment in an associate, Harbour Land Corporation (HLC), which is 40%-owned by the Company and in which the Company has significant influence is accounted for under the equity method of accounting. Under the equity method, the investment is carried in the balance sheet at cost plus post-acquisition changes in the Company's share in the net assets of the investee company. After the application of the equity method, the company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the investee company. The statements of income reflect the share of the results of the operations of the investee company.

The Company discontinues applying the equity method when its investment in the investee company is reduced to zero. Accordingly, additional losses are not recognized unless the Company has guaranteed certain obligations of the investee company. When the investee company subsequently reports net income, the Company will resume applying the equity method but only after its share in net income equals the share in net losses not recognized during the period the equity method was suspended.

Property and Equipment

Items of property and equipment are measured at cost less accumulated depreciation, amortization and impairment losses, if any.

Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of day-to-day servicing of property and equipment are recognized in statements income as incurred.

Depreciation is recognized in statements income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment. Leasehold improvements are amortized over the shorter of the lease term and their estimated useful lives.

The estimated useful lives are as follows:

| | Number of Years |
|---|---|
| Building and building improvements | 46 - 50 |
| Furniture, fixture and equipment | 5 - 10 |
| Transportation equipment | 5 |
| Leasehold improvements | 5 |

Estimated useful lives and depreciation and amortization methods are reviewed at each balance sheet date to ensure that the period and depreciation and amortization method are consistent with the expected pattern of economic benefits from these assets.

Construction in progress, which pertains to renovation of rooms, is stated at cost and is not depreciated until such time the renovation is completed.

When an asset is disposed of, or is permanently withdrawn from use and no future economic benefits are expected from its disposal, the cost and accumulated depreciation, amortization and impairment losses, if any, are removed from the accounts and any resulting gain or loss arising from the retirement or disposal is recognized in the statements of income.

Impairment of Assets

*Financial Assets*

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statements of income.

*Non-financial Assets*

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any such indication exists and where the carrying amount of an asset exceeds its recoverable amount, the asset or cash-generating unit is written down to its recoverable amount. The estimated recoverable amount is the higher of an asset's value in use and fair value less costs to sell. The fair value less costs to sell in use is the amount obtainable from the sale of an asset in an arm's length transaction less the cost of disposal while value in use is the present value of estimated future cash flows expected to arise form the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statements of income.

Recovery of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The recovery is recorded in the statements of income. However, the increase in carrying amount of an asset due to a recovery of an impairment loss is recognized to the extent that it does not exceed the carrying amount that would have been determined (net of depreciation and amortization) had no impairment loss been recognized for that asset in prior years.

Foreign Currency Transactions

Transactions in foreign currencies are translated to Philippine Peso based on the prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated using the exchange rates prevailing at the balance sheet date. The resulting foreign exchange gains or losses are recognized in the statements of income.

Operating Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the statements of income on a straight-line basis over the term of the lease.

Revenue and Expense Recognition
Revenue is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably. The following specific recognition criteria must also be met before revenue is recognized:

*Room revenue:* Revenue is recognized upon actual room occupancy.

*Food and beverage:* Revenue is recognized upon delivery of order.

*Rent income:* Revenue from rental income is recognized on a straight-line basis over the lease term.

Other income, including interest income which is presented net of tax, is recognized when earned.

Costs and expenses are recognized when incurred.

Income Tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in statements of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax is expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Treasury Stock
Treasury stock is carried at cost.

Earnings Per Share
The Company presents basic and diluted earnings per share (EPS) for its ordinary assets. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividends declared during the year, if any. Diluted EPS is determined by adjusting the net income for the effects of all dilutive potential shares, which comprise convertible notes and share options granted to employees.

Related Parties

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities.

Retirement Costs

The Company has a unfunded, noncontributory, defined benefit retirement plan covering substantially all of its employees. The Company's retirement expense is determined using the projected unit credit method. This method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Gains and losses on the curtailment or settlement of retirement benefits are recognized when the curtailment or settlement occurs. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The pension liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligation are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions of the plan (the "asset ceiling test").

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are recognized in the financial statements when material. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

## 4. Financial Risk Management

The Company has exposure to the following risks from its use of financial instruments:

- Credit Risk
- Liquidity Risk
- Market Risk

This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risks, and the Company's management of capital. Further quantitative disclosures are included throughout these financial statements, mainly in Note 26.

The main purpose of the Company's dealings in financial instruments is to fund its operations and capital expenditures.

The Board of Directors (BOD) has overall responsibility for the establishment and oversight of the Company's risk management framework. The BOD has established the Executive Committee, which is responsible for developing and monitoring the Company's risk management policies. The committee identifies all issues affecting the operations of the Company and reports regularly to the BOD on its activities.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. All risks faced by the Company are incorporated in the annual operating budget. Mitigating strategies and procedures are also devised to address the risks that inevitably occur so as not to affect the Company's operations and detriment forecasted results. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee directly interfaces with the internal audit function, which undertakes reviews of risk management controls and procedures and ensures the integrity of internal control activities which affect the financial management system of the Company. The results of procedures performed by Internal Audit are reported to the Audit Committee.

Credit Risk

Credit risk represents the risk of loss the Company would incur if credit customers and counterparties fail to perform their contractual obligations. The Company's credit risk arises principally from the Company's trade receivables.

Exposure to credit risk is monitored on an ongoing basis, credit checks being performed on all clients requesting credit over certain amounts. Credit is not extended beyond authorized limits, established where appropriate through consultation with a professional credit vetting organization. Credit granted is subject to regular review, to ensure it remains consistent with the clients' current credit worthiness and appropriate to the anticipated volume of business.

The investment of the Company's cash resources is managed so as to minimize risk while seeking to enhance yield. The Company's holding of cash and money market placements expose the Company's to credit risk of the counterparty if the counterparty is unwilling or unable to fulfill its obligations and the Company consequently suffers financial loss. Credit risk management involves entering into financial transactions only with counterparties with acceptable credit rating. The treasury policy sets aggregate credit limits of any one counterparty and annually reviews the exposure limits and credit ratings of the counterparties.

Receivables balance is being monitored on a regular basis to ensure timely execution of necessary intervention efforts. As of balance sheet date, there were no significant concentrations of credit risk.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting projected cash flows and maintaining a balance between continuity of funding and flexibility. Treasury controls and procedures are in place to ensure that sufficient cash is maintained to cover daily operational and working capital requirements. Management closely monitors the Company's future and contingent obligations and sets up required cash reserves as necessary in accordance with internal requirements.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and other market prices will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company is subject to various market risks, including risks from changes in room rates, interest rates and currency exchange rates.

*Room Rates*
The risk from room rate changes relates to the Company's ability to recover higher operating costs through price increases to customers, which may be limited due to the competitive pricing environment that exists in the Philippine hotel industry and the willingness of customers to avail of hotel rooms at higher prices.

The Company minimizes its exposure to risks in changes in room rates by signing contracts with short period of expiry so this gives the Company the flexibility to adjust its room rates in accordance to market conditions.

*Interest Rate Risk*
The Company has no interest-bearing debt obligations to third parties. As such, the Company has minimal interest rate risk.

*Foreign Currency Risk*
Foreign assets and financing facilities extended to the Company were mainly denominated in Philippine Peso. As such, the Company's foreign currency risk is minimal.

Capital Management
The Company's objectives when managing capital are to increase the value of shareholders' investment and maintain high growth by applying free cash flow to selective investments. The Company sets strategies with the objective of establishing a versatile and resourceful financial management and capital structure.

The Chief Financial Officer has overall responsibility for monitoring of capital in proportion to risk. Profiles for capital ratios are set in the light of changes in the Company's external environment and the risks underlying the Company's business operations and industry.

The Company is not subjected to externally imposed capital requirements.

There were no changes in the Company's approach to capital management during the period.

## 5. Cash and Cash Equivalents

This account consists of:

| | 2007 | 2006 |
|---|---|---|
| Cash on hand and in banks | **P20,170,616** | P21,212,795 |
| Short-term investments | **134,861,753** | 216,629,907 |
| | **P155,032,369** | P237,842,702 |

Cash in banks earn interest at the prevailing bank deposit rates. Short-term investments consist mainly of time deposits which earn interest at prevailing market rates.

## 6. Receivables

This account consists of:

| | *Note* | 2007 | 2006 |
|---|---|---|---|
| Trade | | | |
| Receivables from PAGCOR | | **P172,153,883** | P161,131,788 |
| Charge customers | *26* | **41,529,542** | 31,186,220 |
| Other trade receivables | | **5,299,628** | 5,919,660 |
| | | **218,983,053** | 198,237,668 |
| Interest | *15* | **12,764,788** | 11,989,788 |
| Advances to contractors | | **1,821,475** | 2,714,170 |
| Advances to employees | | **77,127** | 99,489 |
| Other receivables | | **3,413,515** | 7,986,534 |
| | | **237,059,958** | 221,027,649 |
| Less allowance for impairment losses on trade receivables | | **146,645** | 440,058 |
| | | **P236,913,313** | P220,587,591 |

Trade receivables are non-interest bearing and are generally on a 15 to 30 day credit term.

Receivables from Philippine Amusement and Gaming Corporation (PAGCOR) pertain to billings for output tax to the said government-controlled corporation. The collection of this amount is still pending as PAGCOR is seeking clarification from the Bureau of Internal Revenue (BIR) whether it is subject to the 10% value-added tax in its status as a government corporation. The corresponding 10% output tax payable from the billings to PAGCOR is likewise not remitted to the BIR pending the clarification from the BIR (see Note 14).

Under Revenue Regulation 16-2005 "Consolidated Value Added Tax Law" which took effect on November 1, 2005, it was legislated that PAGCOR is subject to the value added tax of 12%. Management believes that this law has a prospective application and therefore the previously recorded VAT on PAGCOR (prior to November 1, 2005) would have to be reversed when the position with the BIR is secured.

The Company's exposure to credit risks and impairment losses related to trade receivables from charge customers are disclosed in Note 26.

## 7. Inventories

This account consists of:

| | 2007 | 2006 |
|---|---|---|
| Food | **P2,171,784** | P2,448,772 |
| General supplies | **2,312,703** | 2,259,229 |
| Beverage and tobacco | **1,097,741** | 1,040,611 |
| Engineering supplies | **834,591** | 866,517 |
| Others | **2,192,987** | 1,009,021 |
| | **P8,609,806** | P7,624,150 |

## 8. Prepayments and Other Current Assets

This account consists of:

| | 2007 | 2006 |
|---|---|---|
| Input tax | **P11,293,102** | P9,597,854 |
| Prepaid expenses | **5,838,504** | 7,946,529 |
| Others | **116,824** | 33,344 |
| | **P17,248,430** | P17,577,727 |

## 9. Investment in an Associate

Investment in an associate pertains to 40% ownership in Harbour Land Corporation (HLC), a Philippine Corporation engaged in the real estate business (see Note 15).

This account consists of:

| | 2007 | 2006 |
|---|---|---|
| Acquisition cost | **P48,200,000** | P48,200,000 |
| Accumulated share in net losses: | | |
| Balance at beginning of year | **(3,491,214)** | (4,028,024) |
| Equity in net income of associate during the year | **1,139,859** | 536,810 |
| Balance at end of year | **(2,351,355)** | (3,491,214) |
| | **P45,848,645** | P44,708,786 |

A summary of the financial information of HLC follows:

| | 2007 | 2006 |
|---|---|---|
| Total assets | **P151,679,884** | P149,302,604 |
| Total liabilities | **91,058,270** | 91,530,638 |
| Total equity, net of subscription receivable of P54 million | **60,621,614** | 57,771,966 |
| Revenue | **10,798,560** | 10,798,560 |
| Net income | **2,849,648** | 1,342,027 |

## 10. Loan Receivable

This pertains to the loan granted to Rogo Realty Corporation (RRC) which is collateralized by RRC's investment in shares of stock of HLC and is payable on demand with interest rate of 5% per annum. The loan is carried at cost.

## 11. Property and Equipment

The movements in this account are as follows:

| | Building and Building Improvements | Furniture, Fixture and Equipment | Transportation Equipment | Leasehold Improvements | Construction in Progress | Total |
|---|---|---|---|---|---|---|
| **Gross carrying amount:** | | | | | | |
| Balance, January 1, 2006 | P969,959,007 | P334,285,196 | P3,259,091 | P385,157 | P - | P1,307,888,451 |
| Additions | 2,309,257 | 2,767,268 | 899,107 | - | 27,351,619 | 33,327,251 |
| Disposals | - | (737,071) | - | - | | (737,071) |
| Balance, December 31, 2006 | 972,268,264 | 336,315,393 | 4,158,198 | 385,157 | 27,351,619 | 1,340,478,631 |
| Additions | - | 11,826,507 | - | - | 51,908,283 | 63,734,790 |
| Disposals | - | (60,213,645) | - | - | - | (60,213,645) |
| Reclassification | - | 74,859,234 | - | - | (74,859,234) | - |
| **Balance, December 31, 2007** | **972,268,264** | **362,787,489** | **4,158,198** | **385,157** | **4,400,668** | **1,343,999,776** |
| **Accumulated depreciation and amortization:** | | | | | | |
| Balance, January 1, 2006 | 238,550,722 | 288,404,052 | 580,454 | 385,157 | - | 527,920,385 |
| Depreciation and amortization in 2006 | 21,251,766 | 3,703,579 | 681,789 | - | - | 25,637,134 |
| Disposals | - | (737,071) | - | - | - | (737,071) |
| Balance, December 31, 2006 | 259,802,488 | 291,370,560 | 1,262,243 | 385,157 | - | 552,820,448 |
| Depreciation and amortization in 2007 | 21,267,487 | 6,466,551 | 831,640 | - | - | 28,565,678 |
| Disposals | - | (60,134,228) | - | - | - | (60,134,228) |
| **Balance, December 31, 2007** | **281,069,975** | **237,702,883** | **2,093,883** | **385,157** | **-** | **521,251,898** |
| **Carrying amount:** | | | | | | |
| December 31, 2006 | P712,465,776 | P44,944,833 | P2,895,955 | P - | P27,351,619 | P787,658,183 |
| **December 31, 2007** | **P691,198,289** | **P125,084,606** | **P2,064,315** | **P -** | **P4,400,668** | **P822,747,878** |

No impairment loss was recognized for the Company's property and equipment for the years ended December 31, 2007 and 2006.

## 12. Other Assets

This account consists of:

| | *Note* | 2007 | 2006 |
|---|---|---|---|
| Lease deposit | *15, 24* | P78,000,000 | P78,000,000 |
| Prepaid rental | *15, 24* | 10,678,565 | 10,678,565 |
| Miscellaneous investments and deposits | | 5,085,791 | 5,118,790 |
| Others | | 1,010,000 | 1,010,000 |
| | | P94,774,356 | P94,807,355 |

## 13. Accounts Payable and Accrued Expenses

This account consists of:

| | 2007 | 2006 |
|---|---|---|
| Trade payables | P25,707,477 | P22,378,379 |
| Accrued liabilities | 37,717,784 | 43,747,029 |
| Others | 499,125 | 499,125 |
| | P63,924,386 | P66,624,533 |

The Company's exposure to liquidity risk related to trade and other payables are disclosed in Note 26.

## 14. Other Current Liabilities

This account consists of:

| | 2007 | 2006 |
|---|---|---|
| Output tax payable | P164,197,367 | P154,836,603 |
| Deferred rental | 7,364,845 | 7,390,979 |
| Others | 48,797,036 | 37,998,981 |
| | P220,359,248 | P200,226,563 |

Output tax payable consists mainly of output tax charged to a certain government-controlled corporation, as mentioned in Note 6.

## 15. Related Party Transactions

Transactions with Related Parties

The Company has significant transactions with all related parties as follows:

| | Nature | *Note* | 2007 | 2006 |
|---|---|---|---|---|
| Due from related parties: | | | | |
| HLC | Advances | | P1,029,374 | P1,003,294 |
| RRC | Advances | | 65,498 | 6,784 |
| CDL Hotels (Phils.) Corporation (CDL) | Advances | | 3,860,358 | 2,448 |
| The Philippine Fund Limited (TPFL) | Advances | | 218,717 | - |
| | | | 5,173,947 | 1,012,526 |
| RRC | Interest | *10* | 12,439,788 | 11,664,788 |
| HLC | Interest | *25* | 325,000 | 325,000 |
| | | *6* | 12,764,788 | 11,989,788 |
| RRC | Loan | *10* | 15,500,000 | 15,500,000 |
| HLC | Lease deposit | *12, 24* | 78,000,000 | 78,000,000 |
| HLC | Prepaid rent | *12, 24* | 10,678,565 | 10,678,565 |
| | | | P122,117,300 | P117,180,879 |

| | Nature | *Note* | 2007 | 2006 |
|---|---|---|---|---|
| Due to related parties: | | | | |
| CDL | Management and incentive fees | | **P3,431,055** | P3,004,486 |
| HLC | Rent payable | | **952,172** | 962,872 |
| Millenium & Copthorne Int'l Ltd. (M & C) | Advances | | **2,576,420** | 300,453 |
| | | | **P6,959,647** | P4,267,811 |

In the normal course of business, the Company grants/obtains advances to/from related parties for working capital purposes. These advances are non-interest bearing and payable on demand.

The interest receivable from HLC arises from the 5% interest on the lease deposit of the Company to HLC (see Note 24).

The interest receivable from RRC arises from the 5% interest on the loan granted by the Company to RRC (see Note 10).

The Company has a management contract with CDL under which the latter provides management, technical and administrative services to the Company in return for a yearly management and incentive fees equivalent to a certain percentage of total gross revenue and of gross operating profit, respectively.

The relationship of the Company with the related parties is shown below:

| **Related Party** | **Relationship** |
|---|---|
| RRC | Under common control |
| HLC | Associate |
| CDL | Under common control |
| TPFL | Intermediate parent company |
| M & C | Under common control |

Transactions with Key Management Personnel

The total remuneration of key management personnel is shown below:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Directors | **P3,281,032** | P2,908,849 | P2,772,047 |
| Executive officers | **21,391,327** | 23,579,700 | 25,648,917 |
| | **P24,672,359** | P26,488,549 | P28,420,964 |

The Company does not provide post-employment and equity-based compensation benefits to its directors and executive officers.

## 16. Cost of Sales

This account consists of:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Inventories, beginning | **P7,624,150** | P8,975,281 | P9,190,928 |
| Purchases | **66,369,353** | 64,102,153 | 64,282,008 |
| Available for sale | **73,993,503** | 73,077,434 | 73,472,936 |
| Inventories, ending | **(8,609,806)** | (7,624,150) | (8,975,281) |
| | **P65,383,697** | P65,453,284 | P64,497,655 |

## 17. Selling and Operating Expenses

This account consists of:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Salaries, wages and employee benefits: | | | |
| Food and beverage | **P45,672,927** | P48,001,577 | P44,146,724 |
| Rooms | **27,221,647** | 25,089,431 | 21,655,230 |
| Other operated departments | **2,825,447** | 2,902,112 | 3,745,106 |
| | **75,720,021** | 75,993,120 | 69,547,060 |
| Property operation, maintenance, energy and conservation | **95,635,433** | 97,667,359 | 105,121,596 |
| Guest supplies | **9,042,134** | 8,757,893 | 9,638,549 |
| Laundry and dry cleaning | **4,256,758** | 4,328,967 | 3,655,191 |
| Kitchen fuel | **3,064,683** | 3,229,529 | 3,285,588 |
| Transport charges | **2,999,942** | 1,583,942 | 2,449,475 |
| Printing and stationery | **1,601,982** | 1,433,446 | 1,537,137 |
| Music and entertainment | **1,569,097** | 1,313,043 | 1,292,034 |
| Cleaning supplies | **1,497,651** | 1,392,469 | 1,435,768 |
| Permits and licenses | **1,209,142** | 1,350,073 | 1,119,705 |
| Commission | **612,473** | 547,574 | 579,802 |
| Reservation expenses | **505,015** | 1,111,648 | 1,428,389 |
| Miscellaneous | **3,332,967** | 3,574,850 | 2,534,078 |
| | **P201,047,298** | P202,283,913 | P203,624,372 |

## 18. Administrative Expenses

This account consists of:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Hotel Overhead Departments | | | |
| Salaries, wages and employee benefits: | | | |
| Administrative and general | **P33,531,559** | P36,524,054 | P32,257,451 |
| Engineering | **9,555,590** | 8,835,142 | 7,645,997 |
| Sales and marketing | **7,484,769** | 7,208,155 | 6,245,402 |
| Human resources | **2,287,548** | 2,452,909 | 2,061,630 |
| | **52,859,466** | 55,020,260 | 48,210,480 |
| Management and incentive fees | **34,833,634** | 31,875,716 | 30,797,778 |
| Credit card commission | **5,181,258** | 5,218,836 | 4,624,023 |
| Legal and professional fees | **2,883,416** | 3,422,804 | 3,600,859 |
| Data processing | **3,766,303** | 2,598,474 | 1,050,024 |
| Entertainment | **1,161,600** | 1,492,634 | 978,150 |
| Printing and stationery | **1,043,637** | 847,178 | 928,622 |
| Communication | **754,613** | 835,019 | 1,098,719 |
| Awards and social activities | **425,551** | 153,766 | 671,612 |
| Miscellaneous | **6,599,488** | 8,334,022 | 5,278,979 |
| | **109,508,966** | 109,798,709 | 97,239,246 |
| Corporate Office | | | |
| Depreciation and amortization | **28,565,678** | 25,637,134 | 26,878,023 |
| Insurance | **12,463,244** | 14,111,359 | 13,086,061 |
| Leased land rental | **10,678,560** | 10,798,560 | 10,798,560 |
| Property tax | **9,265,681** | 9,265,681 | 9,265,681 |
| Miscellaneous | **11,409,920** | 18,256,328 | 17,262,437 |
| | **72,383,083** | 78,069,062 | 77,290,762 |
| | **P181,892,049** | P187,867,771 | P174,530,008 |

## 19. Treasury Stock

The board of directors approved the acquisition of treasury shares as follows:

| Date of Meeting | No. of shares purchased | Stockholders on Record as of | Ratio of purchase | Cost per share | Amount |
|---|---|---|---|---|---|
| May 15, 2007 | 2,914,149 | June 5, 2007 | 1:25 | 50 | P145,707,450 |
| May 15, 2006 | 2,913,802 | June 5, 2006 | 1:26 | 50 | 145,690,100 |
| April 18, 2005 | 2,228,261 | May 9, 2005 | 1:35 | 50 | 111,413,050 |

As of December 31, 2007, 16,856,212 shares were held in treasury after share buy-back of 2,914,149 shares in May 2007.

## 20. Dividend Declaration

The board of directors declared cash dividends on various dates as follows:

| Date of Meeting | Stockholders on Record as of | Date of Payment | Dividend per Share | Amount |
|---|---|---|---|---|
| Oct. 30, 2007 | Nov. 15, 2007 | Dec. 19, 2007 | P1.00 | P70,462,058 |
| Oct. 23, 2006 | Nov. 8, 2006 | Dec. 1, 2006 | 0.70 | 51,363,345 |
| Nov. 25, 2005 | Dec. 9, 2005 | Dec. 23, 2005 | 0.30 | 22,887,003 |

## 21. Earnings Per Share

Basic earnings per share are computed as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Outstanding number of shares | | | |
| Balance at beginning of year - net of treasury stock of 16,856,212 shares, 13,942,063 shares and 11,028,261 shares in 2007, 2006 and 2005, respectively | **73,376,207** | 76,290,009 | 78,518,270 |
| Acquisition of treasury stock | **2,914,149** | 2,913,802 | 2,228,261 |
| | **70,462,058** | 73,376,207 | 76,290,009 |

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net income for the year | **P165,572,708** | P157,594,904 | P147,169,148 |
| Divided by outstanding shares | **70,462,058** | 73,376,207 | 76,290,009 |
| | **P2.35** | P2.15 | P1.93 |

There are no potential dilutive common stock for the years presented.

## 22. Income Tax

The components of the Company's deferred tax assets are as follows:

| | 2007 | 2006 |
|---|---|---|
| Accrual of retirement costs | **P8,152,610** | P7,733,716 |
| Deferred rental income | **2,577,696** | 2,586,843 |
| Foreign exchange difference | **998,422** | - |
| Provision for impairment losses on receivables | **51,326** | 154,020 |
| | **P11,780,054** | P10,474,579 |

The reconciliation of the provision for income tax computed at statutory income tax rate to the provision for income tax shown in the statements of income follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Provision for income tax at statutory tax rate | **P87,747,677** | P81,966,099 | P70,321,936 |
| Additions to (reductions in) income tax resulting from the tax effects of: | | | |
| Income subjected to final tax | **(2,213,785)** | (4,314,666) | (2,767,702) |
| Equity in net income of an associate | **(398,951)** | (187,890) | (175,585) |
| Foreign exchange difference | **-** | (869,593) | 1,827,391 |
| | **P85,134,941** | P76,593,950 | P69,206,040 |

On October 10, 2007, the BIR issued Revenue Regulations No. 12-2007, which amended the timing of the calculation and payment of MCIT from an annual basis to a quarterly basis, i.e. excess MCIT from a previous quarter during the current taxable year may be applied against subsequent quarterly or current annual income tax due, whether MCIT or Regular Corporate Income Tax (RCIT). However, excess MCIT from the previous taxable year/s are not creditable against MCIT due for a subsequent quarter and are only creditable against quarterly and annual RCIT.

On May 24, 2005, Republic Act No. 9337 entitled "An Act Amending the National Internal Revenue Code, as Amended, with Salient Features" (Act), was passed into law effective November 1, 2005. Among others, the Act includes the following significant revisions to the rules of taxation:

a. Change in the corporate income tax rates from 32% to 35% starting November 1, 2005 and to 30% starting January 1, 2009;

b. Change in the amount of interest expense disallowed as tax-deductible expense equivalent to a certain percentage applied to the interest income subjected to final tax; such percentage was changed from 38% to 42% starting November 1, 2005 and to 33% starting January 1, 2009; and

c. Grant of authority to the Philippine President to increase the 10% VAT rate to 12% effective February 1, 2006, subject to compliance with certain economic conditions.

## 23. Retirement Cost

The Company's employees are entitled to retirement benefits in accordance with RA No. 7641, which is unfunded.

The reconciliation of the present value of the defined benefit obligation to the recognized liability under the "Accrued Retirement Liability" in the Company's balance sheets is shown below:

| | 2007 | 2006 |
|---|---|---|
| Present value of defined benefit obligation | **P17,553,702** | P16,456,780 |
| Fair value of plan assets | **-** | - |
| Funded status | **17,553,703** | 16,456,780 |
| Unamortized actuarial gains | **3,133,932** | 526,726 |
| Liability recognized in the balance sheets | **P20,687,634** | P16,983,506 |

The movements in the present value of the defined benefit obligation for the years ended December 31 are as follows:

| | 2007 | 2006 |
|---|---|---|
| Present value of obligation at beginning of year | **P16,456,780** | P12,739,102 |
| Interest cost | **1,481,110** | 1,146,519 |
| Current service cost | **2,318,503** | 2,082,152 |
| Benefits paid | **(95,485)** | - |
| Actuarial losses (gains) | **(2,607,206)** | 489,007 |
| Present value of obligation at end of year | **P17,553,702** | P16,456,780 |

The amounts of retirement expense which are recorded under "Salaries, wages and employee benefits" for the years ended December 31 are as follows:

| | 2007 | 2006 |
|---|---|---|
| Current service cost | **P2,318,503** | P2,082,152 |
| Interest cost | **1,481,110** | 1,146,519 |
| Net pension expense | **P3,799,613** | P3,228,671 |

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

| Annual rates | 2007 | 2006 |
|---|---|---|
| Discount rate | **9%** | 9% |
| Future salary increases | **7%** | 7% |

Historical information of the retirement plan:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Present value of defined benefit obligation | **P17,553,702** | P16,456,780 | P12,739,102 |
| Fair value of plan assets | **-** | - | - |
| Liability in the plan | **P17,553,702** | P16,456,780 | P12,739,102 |
| Experience adjustments on plan liabilities | **(P5,067,912)** | P489,009 | (P1,587,113) |

## 24. Leases

Lease Receivables

The Company leases certain portions of the Hotel premises to third parties for a term of three years with options for extension/renewal upon mutual agreement of the parties. The leases include provisions for rental increment ranging from 5% to 12% upon renewal of the contracts subject to renegotiations of both parties. Future minimum lease receivables are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Due within one year | **P50,939,190** | P101,535,303 | P110,270,575 |
| After one year but not more than five years | **-** | 50,924,644 | 165,445,174 |
| | **P50,939,190** | P152,459,947 | P275,715,749 |

The lease agreements with the third parties required the latter to give the Company lease deposits in the total amount of P23,470,282 shown as part of "Refundable Deposits" in the balance sheets.

Lease Obligations

The Company leases the land occupied by the Hotel from HLC for a period of 25 years up to January 1, 2015. Future minimum rental obligations on the land are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Due within one year | **P10,678,560** | P10,678,565 | P10,678,565 |
| After one year but not more than five years | **42,714,240** | 42,714,260 | 42,714,260 |
| More than five years | **21,357,120** | 32,035,695 | 53,392,825 |
| | **P74,749,920** | P85,428,520 | P106,785,650 |

On August 1, 2004, the Company, as lessee, and HLC, as lessor, agreed to amend the Contract of Lease with Option to Purchase executed by the parties on November 12, 1991 covering the lease of the land. The amended contract provides for the following:

a. Annual rental on the land of P10,678,565;

b. Required lease deposit (shown as part of "Other Assets" in the balance sheet) of P78 million;

c. Interest rate of 5% per annum on the lease deposit which the lessor is obligated to pay to the Company;

d. Advance rental payment (shown as part of "Other Assets" in the balance sheet) of P10,678,565 to be applied on the rent due from the Company for the year 2009; and

The Company leased a fully furnished townhouse unit from HLC for an annual rental of P120,000 in 2006. The townhouse was sold by HLC in 2007.

## 25. Appropriation of Retained Earnings

The Company has appropriated the amount of P145,707,450, P145,690,100 and P111,413,050 in 2007, 2006 and 2005, respectively, to finance the acquisition of treasury stock during those years.

## 26. Financial Instruments

Credit Risk

The maximum exposure to credit risk for trade receivables from charge customers as of December 31, 2007 and 2006 by type of customer is as follows:

| | *Note* | 2007 | 2006 |
|---|---|---|---|
| Corporations | | **P18,328,984** | P15,654,734 |
| PAGCOR | | **11,841,230** | 7,802,861 |
| Travel agencies | | **6,471,478** | 4,838,763 |
| Credit cards | | **3,156,175** | 2,265,008 |
| Airlines | | **1,606,551** | 244,676 |
| Others | | **125,124** | 380,178 |
| | | **41,529,542** | 31,186,220 |
| Less allowance for impairment losses on trade receivables | | **146,645** | 440,058 |
| | *6* | **P41,382,897** | P30,746,162 |

The aging of trade receivables as of December 31, 2007 and 2006 is as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | **Gross Amount** | **Impairment** | Gross Amount | Impairment |
| Current | **P26,820,825** | **P -** | P24,744,009 | P - |
| Over 30 days | **11,257,326** | **-** | 4,304,895 | - |
| Over 60 days | **3,158,101** | **-** | 1,524,469 | - |
| Over 90 days | **293,290** | **146,645** | 612,847 | 440,058 |
| | **P41,529,542** | **P146,645** | P31,186,220 | P440,058 |

The movements in the allowance for impairment in respect of trade receivables during the year are as follows:

| | Amount |
|---|---|
| Balance at January 1, 2006 | P502,404 |
| Reversals in 2006 | (62,366) |
| Balance at December 31, 2006 | 440,058 |
| Trade receivables written off in 2007 | (267,270) |
| Reversals in 2007 | (26,143) |
| Balance at December 31, 2007 | P146,645 |

The allowance for impairment loss on trade receivables as of December 31, 2007 and 2006 of P440,058 and P146,645, respectively, relates to outstanding accounts of customers that are more than 90 days past due.

Liquidity Risk
The Company's current liabilities as of December 31, 2007 and 2006 amounted to P438,477,865 and P500,144,698, respectively, which are less than its current assets of P345,310,761 and P323,109,616, respectively. Thus, the Company has sufficient funds to pay for its current liabilities and has minimal liquidity risk.

Foreign Currency Risk
Foreign assets and financing facilities extended to the Company were mainly denominated in Philippine Peso. As such, the Company's foreign currency risk is minimal.

Fair Values
The fair values together with the carrying amounts of the financial assets and liabilities shown in the balance sheet are as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Cash and cash equivalents | P155,032,369 | P155,032,369 | P237,842,702 | P237,842,702 |
| Receivables - net | 236,913,313 | 236,913,313 | 220,587,591 | 220,587,591 |
| Due from related parties | 5,173,947 | 5,173,947 | 1,012,526 | 1,012,526 |
| Loan receivable | 15,500,000 | 15,500,000 | 15,500,000 | 15,500,000 |
| Lease deposit | 78,000,000 | 78,000,000 | 78,000,000 | 78,000,000 |
| Accounts payable and accrued expenses | 65,289,551 | 65,289,551 | 65,746,759 | 65,746,759 |
| Due to related parties | 6,959,647 | 6,959,647 | 4,267,811 | 4,267,811 |

*Estimation of Fair Values*
The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table:

*Cash and Cash Equivalents*
The carrying amount approximates the fair value due to the short maturity.

*Receivables/ Due from Related Parties/ Loan Receivable/ Lease Deposit/ Accounts Payable and Accrued Expenses/ Due to Related Parties*
Current receivables are reported at their net realizable values, at total amounts less allowances for estimated uncollectible accounts. Current liabilities are stated at amounts reasonably expected to be paid within the next twelve months or within the Company's operating cycle. Due to/from related parties and loan receivable are payable on demand. In the case of lease deposit, the fair value approximates the carrying amount.

## 27. Contingencies

The Company, in the ordinary course of business, is a party to certain labor and other cases which are under protest or pending decisions by the courts, the outcome of which are not presently determinable. In the opinion of Management and its legal counsel, the eventual liability arising from these cases or claims, if any, will not have a material effect on the Company's financial position or results of operations.

## 28. Reclassification

Certain accounts in the 2006 financial statements have been reclassified to conform with the 2007 financial statements presentation.

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 20-Feb-2008 12:45:09 |
| Announcement No. | 00026 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Announcement of Full Year Results for the year ended 31 December 2007 of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited |
| Description | Please see attached the above announcement released by Millennium & Copthorne Hotels New Zealand Limited on 20 February 2008. |
| **Attachments:** | MCHNZ_Audited_Financial_Statements.pdf<br>MCHNZ_Chairmans_Review.pdf<br>MCHNZ_Press_Release.pdf<br>Total size = **1769K**<br>(2048K size limit recommended) |

## Consolidated Income Statement

### For the year ended 31 December 2007

| | | Group | | Parent | |
|---|---|---|---|---|---|
| DOLLARS IN THOUSANDS | Note | 2007 | 2006 | 2007 | 2006 |
| Revenue | | 168,047 | 187,264 | 56,819 | 55,402 |
| Cost of sales | | (71,130) | (88,933) | (22,009) | (21,381) |
| Gross profit | | 96,917 | 98,331 | 34,810 | 34,021 |
| Administration expenses | 2 | (32,831) | (33,152) | (12,584) | (12,793) |
| Other operating expenses | 2 | (28,177) | (24,150) | (10,054) | (9,714) |
| Operating profit before finance costs | | 35,909 | 41,029 | 12,172 | 11,514 |
| Finance income | 4 | 14,859 | 9,705 | 5,643 | 5,359 |
| Finance costs | 4 | (4,170) | (3,412) | - | - |
| Net finance income | | 10,689 | 6,293 | 5,643 | 5,359 |
| Share of loss of associate | 12 | (527) | - | - | - |
| Profit before tax | | 46,071 | 47,322 | 17,815 | 16,873 |
| Income tax expense | 5 | (12,781) | (9,400) | (4,540) | (4,785) |
| Profit for the period | | 33,290 | 37,922 | 13,275 | 12,088 |
| Attributable to: | | | | | |
| Equity holders of the parent | | 24,208 | 26,907 | 13,275 | 12,088 |
| Minority interest | | 9,082 | 11,015 | - | - |
| Profit for the period | | 33,290 | 37,922 | 13,275 | 12,088 |
| Basic earnings per share (cents) | 8 | 6.93 | 7.70 | | |
| Diluted earnings per share (cents) | 8 | 6.93 | 7.70 | | |

## Consolidated Statement of Recognised Income and Expense

| | | Group | | Parent | |
|---|---|---|---|---|---|
| DOLLARS IN THOUSANDS | Note | 2007 | 2006 | 2007 | 2006 |
| Foreign exchange translation differences | | 3,259 | 4,950 | - | - |
| Revaluation of property, plant and equipment | | 28,543 | 8,825 | 11,346 | 8,825 |
| Net income recognised directly in equity | | 31,802 | 13,775 | 11,346 | 8,825 |
| Profit for the period | | 33,290 | 37,922 | 13,275 | 12,088 |
| Total recognised income and expense for the period | 7 | 65,092 | 51,697 | 24,621 | 20,913 |
| Attributable to: | | | | | |
| Equity holders of the parent | | 49,522 | 38,766 | 24,621 | 20,913 |
| Minority interest | | 15,570 | 12,931 | - | - |
| Total recognised income and expense for the period | 7 | 65,092 | 51,697 | 24,621 | 20,913 |

The accompanying notes form part of, and should be read in conjunction with, these financial statements

# Millennium & Copthorne Hotels New Zealand Limited and Subsidiaries

## Consolidated Balance Sheet

As at 31 December 2007

| | | Group | | Parent | |
|---|---|---|---|---|---|
| DOLLARS IN THOUSANDS | Note | 2007 | 2006 | 2007 | 2006 |
| **SHAREHOLDERS' EQUITY** | | | | | |
| Issued capital | | 430,330 | 430,330 | 430,330 | 430,330 |
| Reserves | | (34,191) | (74,833) | (134,523) | (150,413) |
| Treasury stock | | (85) | (85) | (85) | (85) |
| Minority interests | | 114,207 | 127,257 | - | - |
| Total equity | 7 | 510,261 | 482,669 | 295,722 | 279,832 |
| Represented by: | | | | | |
| **NON CURRENT ASSETS** | | | | | |
| Property, plant and equipment | 9 | 295,030 | 245,104 | 137,246 | 122,944 |
| Development properties | 10 | 121,009 | 41,363 | - | - |
| Intangible assets | 11 | 4,686 | 4,815 | 4,738 | 4,839 |
| Investments in subsidiaries | | - | - | 135,483 | 131,633 |
| Investment in associate | 12 | 41,793 | - | - | - |
| Total non-current assets | | 462,518 | 291,282 | 277,467 | 259,416 |
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | 13 | 102,971 | 174,755 | 13,726 | 21,138 |
| Trade and other receivables | 14 | 26,007 | 18,512 | 10,312 | 6,156 |
| Inventories | 15 | 1,945 | 1,892 | 600 | 514 |
| Income tax receivable | 16 | - | - | 169 | 580 |
| Development properties | 10 | 11,413 | 74,488 | - | - |
| Related party advances | 25 | - | - | 9,750 | 4,628 |
| Total current assets | | 142,336 | 269,647 | 34,557 | 33,016 |
| Total assets | | 604,854 | 560,929 | 312,024 | 292,432 |
| **NON CURRENT LIABILITIES** | | | | | |
| Interest-bearing loans and borrowings | 17 | 53,995 | 44,299 | - | - |
| Provisions | 18 | 724 | 397 | 524 | 376 |
| Provision for deferred taxation | 19 | 17,141 | 12,874 | 9,987 | 7,322 |
| Total non-current liabilities | | 71,860 | 57,570 | 10,511 | 7,698 |
| **CURRENT LIABILITIES** | | | | | |
| Trade and other payables | 20 | 17,680 | 17,510 | 5,310 | 4,607 |
| Related parties | 25 | 481 | 295 | 481 | 295 |
| Provisions | 18 | 4,483 | 1,328 | - | - |
| Income tax payable | 16 | 89 | 1,557 | - | - |
| Total current liabilities | | 22,733 | 20,690 | 5,791 | 4,902 |
| Total liabilities | | 94,593 | 78,260 | 16,302 | 12,600 |
| NET ASSETS | | 510,261 | 482,669 | 295,722 | 279,832 |

For and on behalf of the Board

R BOBB, DIRECTOR, 20 February 2008

BK CHIU, MANAGING DIRECTOR, 20 February 2008

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

# Millennium & Copthorne Hotels New Zealand Limited and Subsidiaries

## Consolidated Statement of Cash Flows

### For the year ended 31 December 2007

| DOLLARS IN THOUSANDS | Note | Group 2007 | Group 2006 | Parent 2007 | Parent 2006 |
|---|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Cash was provided from: | | | | | |
| Receipts from customers | | 161,062 | 185,967 | 52,653 | 54,470 |
| Interest received | | 12,382 | 9,613 | 1,892 | 1,916 |
| Dividends received | | 4 | 5 | 3,761 | 3,425 |
| Cash was applied to: | | | | | |
| Payment to suppliers and employees | | (114,804) | (133,275) | (39,360) | (40,221) |
| Purchase of development land | | (25,574) | (8,262) | - | - |
| Interest paid | | (4,047) | (3,429) | - | - |
| Income tax paid | | (14,087) | (15,686) | (4,195) | (4,920) |
| Net Cash Inflow from Operating Activities | | 14,936 | 34,933 | 14,751 | 14,670 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Cash was provided from: | | | | | |
| Proceeds from sale of residential development properties | | 6,542 | 24,082 | - | - |
| Sale of property, plant and equipment | | 112 | 54 | 2 | 8 |
| Cash was applied to: | | | | | |
| Purchase of property, plant and equipment | 9 | (26,290) | (10,162) | (4,462) | (2,898) |
| Purchase of investments in subsidiaries | | - | - | (3,850) | (3,096) |
| Purchase of investment in associate | 12 | (42,517) | - | - | - |
| Payment for development properties | | - | (627) | - | - |
| Net advances to subsidiaries | | - | - | (5,122) | (363) |
| Net Cash Inflow / (Outflow) From Investing Activities | | (62,153) | 13,347 | (13,432) | (6,349) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Cash was provided from: | | | | | |
| Proceeds from borrowings | | 9,696 | 729 | - | - |
| Cash was applied to: | | | | | |
| Repayment of shares to minority shareholders | | (27,090) | - | - | - |
| Dividends paid to shareholders of Millennium & Copthorne Hotels New Zealand Ltd | 7 | (8,731) | (7,335) | (8,731) | (7,335) |
| Dividends paid to minority shareholders | 7 | (2,620) | (2,350) | - | - |
| Net Cash Outflow from Financing Activities | | (28,745) | (8,956) | (8,731) | (7,335) |
| Net (Decrease) / Increase in Cash and Cash Equivalents | | (75,962) | 39,324 | (7,412) | 986 |
| Add opening cash and cash equivalents | | 174,755 | 132,958 | 21,138 | 20,152 |
| Exchange rate adjustment | | 4,178 | 2,473 | - | - |
| Closing Cash and Cash Equivalents | 13 | 102,971 | 174,755 | 13,726 | 21,138 |

The accompanying notes form part of, and should be read in conjunction with, these financial statements

KPMG

# Consolidated Statement of Cash Flow Continued

## For the year ended 31 December 2007

| | | Group | | Parent | |
|---|---|---|---|---|---|
| DOLLARS IN THOUSANDS | Note | 2007 | 2006 | 2007 | 2006 |
| RECONCILIATION OF NET PROFIT FOR THE YEAR TO CASHFLOWS FROM OPERATING ACTIVITIES | | | | | |
| Net profit after taxation | | 33,290 | 37,922 | 13,275 | 12,088 |
| Adjusted for non cash items: | | | | | |
| Amortisation of intangibles | 11 | 129 | 431 | 101 | 101 |
| Loss on sale of property, plant and equipment | | 1,651 | 1,224 | 988 | 958 |
| Depreciation | 9 | 7,207 | 7,289 | 3,247 | 3,573 |
| Unrealised foreign exchange gains | | (828) | - | - | - |
| Share of loss of associate | 12 | 527 | - | - | - |
| Income tax expense | 5 | 12,781 | 9,400 | 4,540 | 4,785 |
| | | 54,757 | 56,266 | 22,151 | 21,505 |
| Adjustments for movements in working capital: | | | | | |
| (Increase) in trade & other receivables | | (8,630) | (2,608) | (4,156) | (950) |
| (Increase)/decrease in inventories | | (53) | 311 | (86) | 37 |
| (Increase) in development properties | | (20,855) | (2,487) | - | - |
| Increase/(decrease) in trade & other payables | | 7,822 | 2,578 | 851 | (979) |
| Increase/(decrease) in related parties | | 152 | (29) | 186 | (23) |
| Cash generated from operations | | 33,193 | 54,031 | 18,946 | 19,590 |
| Interest payable | 4 | (4,170) | (3,412) | - | - |
| Income tax paid | | (14,087) | (15,686) | (4,195) | (4,920) |
| Cash Inflows from Operating Activities | | 14,936 | 34,933 | 14,751 | 14,670 |

The accompanying notes form part of, and should be read in conjunction with, these financial statements

## Significant accounting policies

Millennium & Copthorne Hotels New Zealand Limited is a company domiciled in New Zealand registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. Millennium & Copthorne Hotels New Zealand Limited (the "Company") is an issuer in terms of the Financial Reporting Act 1993. The consolidated financial statements of the Company for the year ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the "Group").

### (a) Statement of compliance

The consolidated financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (NZ GAAP). They comply with New Zealand equivalents to International Financial Reporting Standards (NZ IFRSs) as appropriate for profit-oriented entities. Compliance with NZ IFRSs ensures that the consolidated financial statements also comply with International Financial Reporting Standards (IFRSs).

The consolidated financial statements were authorised for issuance on 20 February 2008.

### (b) Basis of preparation

The financial statements are presented in New Zealand Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: hotel land and buildings.

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with NZ IFRSs requires management to make judgments, estimates and assumptions that affect the application of the Group's policies and reported amounts of assets and liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Note 26 – Accounting Estimates and Judgements.

The accounting policies have been applied consistently to all periods presented in these financial statements throughout the Group for purposes of these consolidated financial statements.

### (c) Basis of consolidation

**Subsidiaries**
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

**Transactions eliminated on consolidation**
Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Significant accounting policies – continued

**(c) Basis of consolidation (continued)**

**Investments in associates**
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. They are accounted for using the equity method. The consolidated financial statements include the Group's share of the income and expenses of the associate from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

**(d) Foreign currency**

**Foreign currency transactions**
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to dollars at foreign exchange rates ruling at the dates the fair value was determined.

**Financial statements of foreign operations**
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to New Zealand dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly as a separate component of equity.

**Net investment in foreign operations**
The effective portion of exchange differences arising from the translation of the net investment in foreign operations are taken to the exchange reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the exchange reserve is released into the income statement.

**(e) Financial Instruments**

**Derivative financial instruments**
The Group uses derivative financial instruments to hedge its exposure to interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

Significant accounting policies – continued

**(e) Financial instruments** - continued

**Non-derivative financial instruments**
Non-derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through the income statement, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Financial assets are derecognised if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfer the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

Accounting for finance income and expense is discussed in accounting policy (u).

**(f) Hedging**

**Hedge of monetary assets and liabilities**
When a derivative financial instrument is used as an economic hedge of the interest rate exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

**(g) Property, plant and equipment**

**Initial recording**
Items of property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses, except where certain assets have been revalued. The cost of purchased property, plant and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Capital expenditure on major projects is recorded separately within property, plant and equipment as capital work in progress. Once the project is complete the balance is transferred to the appropriate property, plant and equipment categories. Capital work in progress is not depreciated.

Operating supplies are treated as base stock and renewals and replacements of such stocks are written off to the income statement as incurred.

**Subsequent measurement**
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

Significant accounting policies – continued

**(g) Property, plant and equipment** - continued

**Revaluation**
Land and buildings are shown at fair value, based on a triennial cycle, and valuations by independent registered valuers less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Any decreases in value that offset a previous increase in value of the same asset is charged against reserves in equity, any other decrease in value is charged to the income statement.

**Depreciation**
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

| | |
|---|---|
| Building core | 50 years or lease term if shorter |
| Building surfaces and finishes | 30 years or lease term if shorter |
| Plant and machinery | 15 - 20 years |
| Furniture and equipment | 10 years |
| Soft furnishings | 5 - 7 years |
| Computer equipment | 5 years |
| Motor vehicles | 4 years |

No residual values are ascribed to building surfaces and finishes. Residual values ascribed to building core depend on the nature, location and tenure of each property. Residual values are reassessed annually.

**(h) Investment in subsidiaries**

Investments in subsidiaries are stated at cost less any provision for permanent diminution in value, which is recorded through the income statement.

**(i) Development properties**

Property held for future development is stated at the lower of cost and net realisable value. The net realisable value is determined by independent valuers. Cost includes the cost of acquisition, development, and holding costs such as interest. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the income statement in the year incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place. Revenue and profit are not recognised on development properties until the legal title passes to the buyer when the full settlement of the purchase consideration of the properties occurs.

**(j) Intangible assets**

**Goodwill**
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment (see accounting policy (n)).

Significant accounting policies – continued

**(j) Intangible assets -Goodwill** - continued

Negative goodwill arising on an acquisition is recognised directly in the income statement.

**Other intangible assets**
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (n)).

**Subsequent expenditure**
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

**Amortisation**
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of other intangible assets.

The estimated useful lives utilised are as follows:

| | |
|---|---|
| Management contracts | 12 years |
| Leasehold interests | 10 – 27 years |

**(k) Cash and cash equivalents**

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

**(l) Trade and other receivables**

Trade and other receivables are stated at their cost less impairment losses (see accounting policy (n)).

**(m) Inventories**

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

**(n) Impairment**

The carrying amounts of the Group's assets other than development properties (see accounting policy (i)), inventories (see accounting policy (m)) and deferred tax assets (see accounting policy (v)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

Significant accounting policies – continued

**(n) Impairment** - continued

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (groups of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

(i) **Calculation of recoverable amount**
The recoverable amount of the Group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) **Reversals of impairment**
An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.
In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

**(o) Interest-bearing borrowings**

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

**(p) Employee long-term service benefits**

The Group's net obligation in respect of long-term service benefits, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using their expected remuneration and an assessment of likelihood the liability will arise.

**(q) Provisions**

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

**(r) Trade and other payables**

Trade and other payables are stated at cost.

Significant accounting policies – continued

### (s) Share capital

**Repurchase of share capital**
When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributed costs, is recognised as a change in equity. Repurchased shares are classified as treasury stock and presented as a deduction from total equity.

**Dividends**
Dividends on redeemable preference shares are recognised as a liability and expressed on an accrual basis. Other dividends are recognised as a liability in the period in which they are declared.

### (t) Revenue

Revenue represents amounts derived from:

- The ownership, management and operation of hotels: recognised on an accruals basis to match the provision of the related goods and services.
- Income from property rental: recognised on an accruals basis, straight line over the lease period. Lease incentives granted are recognised as an integral part of the total rental income.
- Income from development property sales: recognised on the transfer of the related significant risk and rewards of ownership.

### (u) Expenses

**Operating lease payments**
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

**Finance lease payments**
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

**Finance income and expenses**
Finance income comprises interest income on funds invested, dividend income and foreign currency gains that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date the entity's right to receive payments is established which in the case of quoted securities is the ex-dividend date.

Finance expenses comprise interest payable on borrowings calculated using the effective interest rate method and foreign exchange losses that are recognised in profit or loss.

Interest attributable to funds used to finance the acquisition, development or construction of new hotels, major extensions to existing hotels or development properties is capitalised gross of tax relief and added to the cost of the hotel core buildings or development property.

### (v) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and deferred tax liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities; the Group intends to settle net; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

### (w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

### (x) New standards adopted and interpretations not yet adopted

The following standards and interpretations are not yet effective for the year ended 31 December 2007, and have not been applied in preparing these consolidated financial statements:

- *NZ IFRS 3 Business Combinations*
- *NZ IFRS 4 Insurance Contracts*
- *NZ IFRS 8 Operating Segments*
- *NZ IAS 23 Borrowing Costs*
- *NZ IFRIC 11, NZ IFRS 2 Group and Treasury Share Transactions*
- *NZ IFRIC 12 Service Concession Arrangements*
- *NZ IFRIC 13 Customer Loyalty Programmes*
- *NZ IFRIC 14 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

The adoption of these standards and interpretations are not expected to have a material impact, if any, on the Group's financial statements. *NZ IAS 1 Presentation of Financial Statements* has been revised, this will impact disclosures only.

Index

1. Segment reporting
2. Administration and other operating expenses
3. Personnel expenses
4. Net finance income
5. Income tax expense
6. Imputation credits
7. Capital and reserves
8. Earnings per share
9. Property, plant and equipment
10. Development property
11. Intangible assets
12. Investment in associate
13. Cash and cash equivalents
14. Trade and other receivables
15. Inventories
16. Current tax assets and liabilities
17. Interest-bearing loans and borrowings
18. Provisions
19. Deferred tax assets and liabilities
20. Trade and other payables
21. Financial instruments
22. Operating leases
23. Capital commitments
24. Related parties
25. Group entities
26. Accounting estimates and judgements

1. **Segment reporting**

Segment information is presented in respect of the Group's business and geographical segments. Business segments are the primary basis of segment reporting. Segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

**Business segments**
The Group consisted of the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels.
- Property operations, comprising the development and sale of land and development properties and rental income.

**Geographical segments**
The Group consisted of the following main geographical segments:
- New Zealand.
- Australia.
- Asia.

The Parent owns and operates hotels in New Zealand and therefore segment reporting is not applicable.

**Business segments**

| | Hotel | | Property | | Consolidated | |
|---|---|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Segment revenue | 125,050 | 128,261 | 57,856 | 68,708 | 182,906 | 196,969 |
| Segment profit before tax | 13,764 | 20,323 | 32,834 | 26,999 | 46,598 | 47,322 |
| Share of loss of associate | - | - | (527) | - | (527) | - |
| Income tax expense | | | | | (12,781) | (9,400) |
| Profit for the period | | | | | 33,290 | 37,922 |
| Segment assets | 335,728 | 287,439 | 227,333 | 273,490 | 563,061 | 560,929 |
| Investment in associate | - | - | 41,793 | - | 41,793 | - |
| Total assets | 335,728 | 287,439 | 269,126 | 273,490 | 604,854 | 560,929 |
| Segment liabilities | (75,579) | (60,184) | (1,784) | (3,645) | (77,363) | (63,829) |
| Tax liabilities | (15,118) | (11,037) | (2,112) | (3,394) | (17,230) | (14,431) |
| Total liabilities | (90,697) | (71,221) | (3,896) | (7,039) | (94,593) | (78,260) |
| Cash flows from operating activities | 17,315 | 21,020 | (2,379) | 13,913 | 14,936 | 34,933 |
| Cash flows from investing activities | (26,112) | (10,444) | (36,041) | 23,791 | (62,153) | 13,347 |
| Cash flows from financing activities | (643) | (7,651) | (28,102) | (1,305) | (28,745) | (8,956) |
| Capital expenditure | 26,199 | 10,057 | 91 | 732 | 26,290 | 10,789 |

## 1. Segment reporting (continued)

### Geographical segments

| Dollars In Thousands | New Zealand 2007 | New Zealand 2006 | Australia 2007 | Australia 2006 | Asia 2007 | Asia 2006 | Consolidated 2007 | Consolidated 2006 |
|---|---|---|---|---|---|---|---|---|
| Segment revenue | 165,585 | 159,911 | 17,321 | 37,058 | - | - | 182,906 | 196,969 |
| Segment profit before tax | 37,056 | 36,609 | 9,542 | 10,713 | - | - | 46,598 | 47,322 |
| Share of loss of associate | - | - | - | - | (527) | - | (527) | - |
| Income tax expense | | | | | | | (12,781) | (9,400) |
| Profit for the period | | | | | | | 33,290 | 37,922 |
| Segment assets | 428,595 | 365,521 | 134,466 | 195,408 | - | - | 563,061 | 560,929 |
| Investment in associate | - | - | - | - | 41,793 | - | 41,793 | - |
| Total assets | 428,595 | 365,521 | 134,466 | 195,408 | 41,793 | - | 604,854 | 560,929 |
| Segment liabilities | (76,296) | (62,502) | (1,067) | (1,327) | - | - | (77,363) | (63,829) |
| Tax liabilities | (15,841) | (11,408) | (1,389) | (3,023) | - | - | (17,230) | (14,431) |
| Total liabilities | (92,137) | (73,910) | (2,456) | (4,350) | - | - | (94,593) | (78,260) |
| Cash flows from operating activities | 12,500 | 29,834 | 2,436 | 5,099 | - | - | 14,936 | 34,933 |
| Cash flows from investing activities | (26,114) | (10,447) | 6,478 | 23,794 | (42,517) | - | (62,153) | 13,347 |
| Cash flows from financing activities | (1,655) | (8,956) | (27,090) | - | - | - | (28,745) | (8,956) |
| Capital expenditure | 26,201 | 10,060 | 89 | 729 | - | - | 26,290 | 10,789 |

## 2. Administration and other operating expenses

| Dollars In Thousands | Note | Group 2007 | Group 2006 | Parent 2007 | Parent 2006 |
|---|---|---|---|---|---|
| Depreciation | 9 | 7,207 | 7,289 | 3,247 | 3,573 |
| Auditors remuneration | | | | | |
| Audit fees | | 327 | 333 | 78 | 75 |
| Tax compliance and advisory | | 313 | 214 | 44 | 78 |
| Directors fees | | 288 | 173 | 125 | 63 |
| Lease and rental expenses | 22 | 11,282 | 12,000 | 5,156 | 4,835 |
| Provision for bad debts | | | | | |
| Debts written off | | 185 | 314 | 92 | 104 |
| Movement in doubtful debt provision | | (193) | (158) | (49) | (26) |
| Amortisation of other intangibles | 11 | 129 | 431 | 101 | 101 |
| Net loss on disposal of property, plant and equipment | | 1,651 | 1,224 | 988 | 958 |
| Other | | 39,819 | 35,482 | 12,856 | 12,746 |
| | | 61,008 | 57,302 | 22,638 | 22,507 |

## 3. Personnel expenses

| | Group | | Parent | |
|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 |
| Wages and salaries | 41,392 | 41,501 | 14,584 | 14,208 |
| Employee related expenses and benefits | 7,535 | 7,386 | 3,095 | 2,910 |
| Contributions to defined contribution plans | 39 | 45 | - | - |
| Increase/(decrease) in liability for long-service leave | 29 | 98 | (1) | (3) |
| | 48,995 | 49,030 | 17,678 | 17,115 |

## 4. Net finance income

| | Group | | Parent | |
|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 |
| Interest income | 12,366 | 9,676 | 1,852 | 1,916 |
| Dividend income | 4 | 5 | 3,761 | 3,425 |
| Net foreign exchange gain | 2,489 | 24 | 30 | 18 |
| Finance income | 14,859 | 9,705 | 5,643 | 5,359 |
| | | | | |
| Interest expense | (4,170) | (3,412) | - | - |
| Finance costs | (4,170) | (3,412) | - | - |
| Net finance income | 10,689 | 6,293 | 5,643 | 5,359 |

## 5. Income tax expense

### Recognised in the income statement

| | Group | | Parent | |
|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 |
| Current tax expense | | | | |
| Current year | 13,949 | 12,079 | 4,812 | 4,461 |
| Adjustments for prior years | (1,370) | 325 | (206) | 327 |
| | 12,579 | 12,404 | 4,606 | 4,788 |
| | | | | |
| Deferred tax expense | | | | |
| Origination and reversal of temporary difference | (126) | (2,887) | 17 | (3) |
| Reduction in tax rate | 118 | - | (83) | - |
| Adjustments for prior years | 210 | (117) | - | - |
| | 202 | (3,004) | (66) | (3) |
| Total income tax expense in income statement | 12,781 | 9,400 | 4,540 | 4,785 |

5. **Income tax expense** - continued

**Reconciliation of tax expense**

| *Dollars In Thousands* | Group 2007 | Group 2006 | Parent 2007 | Parent 2006 |
|---|---|---|---|---|
| Profit before tax | 46,071 | 47,322 | 17,815 | 16,873 |
| Income tax using the company tax rate of 33% | 15,203 | 15,616 | 5,879 | 5,568 |
| Adjusted for: | | | | |
| Effect of tax rate in foreign jurisdiction (rate decreased) | (48) | (284) | - | - |
| Non-deductible expenses | 232 | 56 | 66 | - |
| Imputation credits | (824) | (840) | (1,010) | (993) |
| Tax exempt revenues | (740) | (285) | (106) | (117) |
| Reduction in tax rate | 118 | - | (83) | - |
| Under / (over) provided in prior years | (1,160) | 208 | (206) | 327 |
| Normalised income tax expense | 12,781 | 14,471 | 4,540 | 4,785 |
| Change in tax base | - | (5,071) | - | - |
| | 12,781 | 9,400 | 4,540 | 4,785 |

The change in tax base in 2006 arose as a consequence of the redevelopment of the Millennium Tower, Sydney, into a residential apartment complex, and the consequent impact to the tax cost base of the Tower under Australian tax jurisdiction.

**Deferred tax recognised directly in equity**

| *Dollars In Thousands* | Group 2007 | Group 2006 | Parent 2007 | Parent 2006 |
|---|---|---|---|---|
| Relating to revaluation of property, plant and equipment | 4,065 | 2,576 | 2,731 | 2,576 |
| | 4,065 | 2,576 | 2,731 | 2,576 |

6. **Imputation credits**

| *Dollars In Thousands* | Parent 2007 | Parent 2006 |
|---|---|---|
| Balance at beginning of year | 8,503 | 6,109 |
| Imputation credits attached to dividends received | 1,010 | 993 |
| Taxation paid | 3,655 | 3,825 |
| Taxation transferred | (795) | 83 |
| Imputation credits attached to dividends paid | (2,975) | (2,507) |
| | 9,398 | 8,503 |
| The imputation credits are available to shareholders of the parent company as follow: | | |
| Through the parent company | 9,398 | 8,503 |
| Through subsidiaries | 18,827 | 15,245 |
| | 28,225 | 23,748 |

7. **Capital and reserves**
**Reconciliation of movement in capital and reserves**

**Group**

**Attributable to equity holders of the Group**

| *Dollars In Thousands* | Share Capital | Revaluation Reserve | Exchange Reserve | Accumulated Losses | Treasury Stock | Total | Minority Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| Balance at 1 January 2006 | 430,330 | 59,015 | (5,039) | (159,954) | (85) | 324,267 | 116,161 | 440,428 |
| Movement in exchange translation reserve | - | - | 3,034 | - | - | 3,034 | 1,916 | 4,950 |
| Revaluation of property, plant & equipment | - | 8,825 | - | - | - | 8,825 | - | 8,825 |
| Income & expense recognised directly in equity | - | 8,825 | 3,034 | - | - | 11,859 | 1,916 | 13,775 |
| Net profit for the year | - | - | - | 26,907 | - | 26,907 | 11,015 | 37,922 |
| Total recognised income & expenses | - | 8,825 | 3,034 | 26,907 | - | 38,766 | 12,931 | 51,697 |
| Dividends paid to: | | | | | | | | |
| Equity holders of the parent | - | - | - | (7,335) | - | (7,335) | - | (7,335) |
| Minority interests | - | - | - | - | - | - | (2,350) | (2,350) |
| Movement in minority interest | - | - | - | (286) | - | (286) | 515 | 229 |
| Balance at 31 December 2006 | 430,330 | 67,840 | (2,005) | (140,668) | (85) | 355,412 | 127,257 | 482,669 |

7. **Capital and reserves - continued**
**Reconciliation of movement in capital and reserves**

**Group**

**Attributable to equity holders of the Group**

| *Dollars In Thousands* | Share Capital | Revaluation Reserve | Exchange Reserve | Accumulated Losses | Treasury Stock | Total | Minority Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| Balance at 1 January 2007 | 430,330 | 67,840 | (2,005) | (140,668) | (85) | 355,412 | 127,257 | 482,669 |
| Movement in exchange translation reserve | - | - | 1,922 | - | - | 1,922 | 1,337 | 3,259 |
| Revaluation of property, plant & equipment | - | 23,392 | - | - | - | 23,392 | 5,151 | 28,543 |
| *Income & expense recognised directly in equity* | - | 23,392 | 1,922 | - | - | 25,314 | 6,488 | 31,802 |
| Net profit for the year | - | - | - | 24,208 | - | 24,208 | 9,082 | 33,290 |
| Total recognised income & expenses | - | 23,392 | 1,922 | 24,208 | - | 49,522 | 15,570 | 65,092 |
| Dividends paid to: | | | | | | | | |
| Equity holders of the parent | - | - | - | (8,731) | - | (8,731) | - | (8,731) |
| Minority interests | - | - | - | - | - | - | (2,620) | (2,620) |
| Movement in minority interest | - | - | - | (149) | - | (149) | (26,000) | (26,149) |
| Balance at 31 December 2007 | 430,330 | 91,232 | (83) | (125,340) | (85) | 396,054 | 114,207 | 510,261 |

7. **Capital and reserves - continued**
**Reconciliation of movement in capital and reserves**

**Parent** **Attributable to equity holders of the Parent**

| *Dollars in Thousands* | Share Capital | Revaluation Reserve | Accumulated Losses | Treasury Stock | Total Equity |
|---|---|---|---|---|---|
| Balance at 1 January 2006 | 430,330 | 35,175 | (199,166) | (85) | 266,254 |
| Revaluation of property, plant and equipment | - | 8,825 | - | - | 8,825 |
| Income & expense recognised directly in equity | - | 8,825 | - | - | 8,825 |
| Net profit for the year | - | - | 12,088 | - | 12,088 |
| Total recognised income & expenses | - | 8,825 | 12,088 | - | 20,913 |
| Dividends to shareholders | - | - | (7,335) | - | (7,335) |
| Balance at 31 December 2006 | 430,330 | 44,000 | (194,413) | (85) | 279,832 |
| Balance at 1 January 2007 | 430,330 | 44,000 | (194,413) | (85) | 279,832 |
| Revaluation of property, plant and equipment | - | 11,346 | - | - | 11,346 |
| Income & expense recognised directly in equity | - | 11,346 | - | - | 11,346 |
| Net profit for the year | - | - | 13,275 | - | 13,275 |
| Total recognised income & expenses | - | 11,346 | 13,275 | - | 24,621 |
| Dividends to shareholders | - | - | (8,731) | - | (8,731) |
| Balance at 31 December 2007 | 430,330 | 55,346 | (189,869) | (85) | 295,722 |

**Share capital and share premium**

| Share capital | Group and parent | | | |
|---|---|---|---|---|
| | 2007 Shares | 2007 $000's | 2006 Shares | 2006 $000's |
| Shares issued 1 January | 349,598,066 | 430,330 | 349,598,066 | 430,330 |
| Total shares issued at 31 December - fully paid | 349,598,066 | 430,330 | 349,598,066 | 430,330 |
| Shares repurchased and held as treasury stock | (329,627) | (85) | (329,627) | (85) |
| Total shares issued and outstanding | 349,268,439 | 430,245 | 349,268,439 | 430,245 |

All shares carry equal rights and rank pari passu with regard to residual assets of the Company.

At 31 December 2007, the authorised share capital consisted of 349,598,066 ordinary shares (2006: 349,598,066 ordinary shares ).

**Revaluation reserve**
The revaluation reserve relates to property, plant and equipment. Where property, plant and equipment is reclassified as investment property, the cumulative increase in the fair value of the property at the date of reclassification in excess of any previous impairment losses is included in the revaluation reserve.

**Exchange reserve**
The exchange reserve comprises the effective portion of foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

7. **Capital and reserves - continued**

**Dividends**
The following dividends were declared and paid during the year ended 31 December:

| *Dollars In Thousands* | Parent 2007 | Parent 2006 |
|---|---|---|
| Ordinary Dividend - 2.5 cents per qualifying ordinary share (2006: 2.1 cents) | 8,731 | 7,335 |
| Tax relating to non resident shareholders | 1,326 | 1,105 |
| | 10,057 | 8,440 |

After 31 December 2007 the following dividends were declared by the directors. The dividends have not been provided for and there are no income tax consequences.

| *Dollars In Thousands* | Parent |
|---|---|
| Ordinary Dividend - 2.5 cents per qualifying ordinary share | 8,731 |

8. **Earnings per share**

**Basic earnings per share**
The calculation of basic earnings per share at 31 December 2007 was based on the profit attributable to ordinary shareholders of $24,208,000 (2006: $26,907,000) and weighted average number of ordinary shares outstanding during the year ended 31 December 2007 of 349,268,439 (2006: 349,268,439), calculated as follows:

**Profit attributable to ordinary shareholders**

| *Dollars In Thousands* | Group 2007 | Group 2006 |
|---|---|---|
| Profit for the period | 24,208 | 26,907 |
| Profit attributable to ordinary shareholders | 24,208 | 26,907 |

**Weighted average number of ordinary shares**

| | Group 2007 | Group 2006 |
|---|---|---|
| Issued ordinary shares at 1 January | 349,598,066 | 349,598,066 |
| Effect of own shares held | (329,627) | (329,627) |
| Weighted average number of ordinary shares at 31 December | 349,268,439 | 349,268,439 |

**Diluted earnings per share**
The calculation of diluted earnings per share is the same as basic earnings per share.

**Earnings per share for continuing and discontinued operations**
There were no discontinued operations during the year.

## 9. Property, plant and equipment

**Group**

| *Dollars in Thousands* | Freehold Land | Freehold Buildings | Leasehold Land & Buildings | Plant, Equipment Fixtures and Fittings | Motor Vehicles | Work In Progress | Total |
|---|---|---|---|---|---|---|---|
| Cost | | | | | | | |
| Balance at 1 January 2006 | 61,069 | 110,239 | 16,256 | 113,525 | 170 | 907 | 302,166 |
| Acquisitions | - | 3,063 | 1,242 | 3,470 | 24 | 2,363 | 10,162 |
| Disposals | - | (500) | 500 | (6,239) | (54) | - | (6,293) |
| Transfer from accumulated depreciation | - | - | - | 55 | - | - | 55 |
| Movements in foreign exchange | - | - | - | 8 | 3 | - | 11 |
| Revaluation surplus | 3,594 | 7,807 | - | - | - | - | 11,401 |
| Balance at 31 December 2006 | 64,663 | 120,609 | 17,998 | 110,819 | 143 | 3,270 | 317,502 |
| | | | | | | | |
| Balance at 1 January 2007 | 64,663 | 120,609 | 17,998 | 110,819 | 143 | 3,270 | 317,502 |
| Acquisitions | - | 15,629 | 5,287 | 7,173 | 11 | (1,810) | 26,290 |
| Disposals | - | (697) | (28) | (13,327) | - | - | (14,052) |
| Transfer from accumulated depreciation | - | (862) | (14) | - | - | - | (876) |
| Movements in foreign exchange | - | - | - | 8 | - | - | 8 |
| Revaluation surplus | 19,476 | 14,811 | (1,684) | - | - | - | 32,603 |
| Balance at 31 December 2007 | 84,139 | 149,490 | 21,559 | 104,673 | 154 | 1,460 | 361,475 |
| | | | | | | | |
| Depreciation and impairment losses | | | | | | | |
| Balance at 1 January 2006 | - | (1,415) | (855) | (67,687) | (103) | - | (70,060) |
| Depreciation charge for the year | - | (666) | (172) | (6,433) | (18) | - | (7,289) |
| Disposals | - | - | - | 4,966 | 49 | - | 5,015 |
| Movements in foreign exchange | - | - | - | (8) | (1) | - | (9) |
| Transfer accumulated depreciation against cost following revaluation | - | - | - | (55) | - | - | (55) |
| Balance at 31 December 2006 | - | (2,081) | (1,027) | (69,217) | (73) | - | (72,398) |
| | | | | | | | |
| Balance at 1 January 2007 | - | (2,081) | (1,027) | (69,217) | (73) | - | (72,398) |
| Depreciation charge for the year | - | (881) | (266) | (6,033) | (27) | - | (7,207) |
| Disposals | - | 36 | 4 | 12,249 | - | - | 12,289 |
| Movements in foreign exchange | - | - | - | (5) | - | - | (5) |
| Transfer accumulated depreciation against cost following revaluation | - | 862 | 14 | - | - | - | 876 |
| Balance at 31 December 2007 | - | (2,064) | (1,275) | (63,006) | (100) | - | (66,445) |
| | | | | | | | |
| Carrying amounts | | | | | | | |
| At 1 January 2006 | 61,069 | 108,824 | 15,401 | 45,838 | 67 | 907 | 232,106 |
| At 31 December 2006 | 64,663 | 118,528 | 16,971 | 41,602 | 70 | 3,270 | 245,104 |
| | | | | | | | |
| At 1 January 2007 | 64,663 | 118,528 | 16,971 | 41,602 | 70 | 3,270 | 245,104 |
| At 31 December 2007 | 84,139 | 147,426 | 20,284 | 41,667 | 54 | 1,460 | 295,030 |

9. Property, plant and equipment – continued

**Parent**

| *Dollars in Thousands* | Freehold Land | Freehold Buildings | Plant, Equipment Fixtures and Fittings | Motor Vehicles | Work in Progress | Total |
|---|---|---|---|---|---|---|
| Cost | | | | | | |
| Balance at 1 January 2006 | 33,859 | 56,297 | 52,501 | 80 | 499 | 143,236 |
| Acquisitions | - | 1,842 | 1,129 | - | (73) | 2,898 |
| Disposals | - | - | (1,566) | (26) | - | (1,592) |
| Revaluation surplus | 3,594 | 7,807 | - | - | - | 11,401 |
| Balance at 31 December 2006 | 37,453 | 65,946 | 52,064 | 54 | 426 | 155,943 |
| | | | | | | |
| Balance at 1 January 2007 | 37,453 | 65,946 | 52,064 | 54 | 426 | 155,943 |
| Acquisitions | - | 2,755 | 1,433 | - | 274 | 4,462 |
| Disposals | - | (250) | (3,419) | - | - | (3,669) |
| Transfer from accumulated depreciation | - | (471) | - | - | - | (471) |
| Revaluation surplus | 3,032 | 11,045 | - | - | - | 14,077 |
| Balance at 31 December 2007 | 40,485 | 79,025 | 50,078 | 54 | 700 | 170,342 |
| | | | | | | |
| Depreciation and impairment losses | | | | | | |
| Balance at 1 January 2006 | - | (1,387) | (28,594) | (71) | - | (30,052) |
| Depreciation charge for the year | - | (431) | (3,140) | (2) | - | (3,573) |
| Disposals | - | - | 600 | 26 | - | 626 |
| Balance at 31 December 2006 | - | (1,818) | (31,134) | (47) | - | (32,999) |
| | | | | | | |
| Balance at 1 January 2007 | - | (1,818) | (31,134) | (47) | - | (32,999) |
| Depreciation charge for the year | - | (517) | (2,727) | (3) | - | (3,247) |
| Disposals | - | 11 | 2,668 | - | - | 2,679 |
| Transfer accumulated depreciation against cost following revaluation | - | 471 | - | - | - | 471 |
| Balance at 31 December 2007 | - | (1,853) | (31,193) | (50) | - | (33,096) |
| | | | | | | |
| Carrying amounts | | | | | | |
| At 1 January 2006 | 33,859 | 54,910 | 23,907 | 9 | 499 | 113,184 |
| At 31 December 2006 | 37,453 | 64,128 | 20,930 | 7 | 426 | 122,944 |
| | | | | | | |
| At 1 January 2007 | 37,453 | 64,128 | 20,930 | 7 | 426 | 122,944 |
| At 31 December 2007 | 40,485 | 77,172 | 18,885 | 4 | 700 | 137,246 |

The Directors consider the value of the hotel assets with a net book value of $295 million (2006: $245 million) to be within the range of $312 to $337 million (2006: $276 to $306 million). This is substantiated by valuations completed by DTZ New Zealand Limited, registered valuers, in December 2005, 2006 and 2007 in respect of hotel assets in Millennium & Copthorne Hotels New Zealand Limited of $189 million (2006: $168 million) and in December 2005, 2006 and 2007 in respect of hotel assets in Quantum Limited of $147 million (2006: $138 million).

During 2007 eight (2006: three) of the Group's hotels were subject to an external professional valuation by DTZ New Zealand Limited, registered valuers, on an open market existing use basis. Based on these valuations and in accordance with the Group accounting policies the respective properties' land and buildings were revalued to their fair value. A total of $32,603,000 (2006: $11,401,000) has been added to the carrying values of land and buildings.

The Group's hotel properties are stated at fair value by independent valuers. The basis of the valuation is the net present value of the future earnings of the assets. The major inputs and assumptions that are used in the valuation model that require judgement include forecasts of the future earnings, projected operational and capital expenditure profiles and discount rates (internal rate of return).

## 9. Property, plant and equipment – continued

Had the property, plant and equipment been carried under the cost model, the following carrying values would have been recognised:

**Group**

| *Dollars In Thousands* | Freehold Land | Freehold Buildings | Leasehold Land & Buildings | Plant, Equipment Fixtures and Fittings | Motor Vehicles | Work In Progress | Total |
|---|---|---|---|---|---|---|---|
| Carrying amounts | | | | | | | |
| At 1 January 2006 | 18,762 | 84,349 | 16,658 | 45,838 | 67 | 907 | 166,581 |
| At 31 December 2006 | 18,762 | 86,276 | 18,213 | 41,602 | 70 | 3,270 | 168,193 |
| At 1 January 2007 | 18,762 | 86,276 | 18,213 | 41,602 | 70 | 3,270 | 168,193 |
| At 31 December 2007 | 18,762 | 100,027 | 23,284 | 41,667 | 54 | 1,460 | 185,254 |

**Parent**

| *Dollars In Thousands* | Freehold Land | Freehold Buildings | Plant, Equipment Fixtures and Fittings | Motor Vehicles | Work In Progress | Total |
|---|---|---|---|---|---|---|
| Carrying amounts | | | | | | |
| At 1 January 2006 | 10,065 | 44,202 | 23,907 | 9 | 499 | 78,682 |
| At 31 December 2006 | 10,065 | 45,625 | 20,930 | 7 | 426 | 77,053 |
| At 1 January 2007 | 10,065 | 45,625 | 20,930 | 7 | 426 | 77,053 |
| At 31 December 2007 | 10,065 | 47,633 | 18,885 | 4 | 700 | 77,287 |

## 10. Development property

| | Group | | Parent | |
|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 |
| Development land | 80,165 | 59,310 | - | - |
| Residential development | 52,257 | 56,541 | - | - |
| | 132,422 | 115,851 | - | - |
| Less expected to settle within one year | (11,413) | (74,488) | - | - |
| | 121,009 | 41,363 | - | - |

Development land is carried at the lower of cost and net realisable value. No interest (2006: $ nil) has been capitalised during the year. The value of development land held at 31 December 2007 was determined by independent registered valuers, DM Koomen SPINZ, of DTZ New Zealand Limited as $202.7 million (2006: $157.0 million).

Residential development at balance date consists of the residential development known as Zenith Residences. Interest of $ nil (2006: $ nil) has been capitalised to residential development properties during the year. The value of Zenith Residences development held at 31 December 2007 was determined by D Sukkar of LandMark White (NSW) Pty Ltd, registered valuers as $70.5 million (A$62.1 million). (2006: The value of Zenith Residences development held at 31 December 2006 was determined by D Sukkar of LandMark White (NSW) Pty Ltd, registered valuers as $74.6 million (A$66.8 million).

## 11. Intangible assets

| | Group | | | |
|---|---|---|---|---|
| *Dollars In Thousands* | Goodwill | Leasehold Interests | Management Contracts | Total |
| Cost | | | | |
| Balance at 1 January 2006 | 6,530 | 25,365 | 1,373 | 33,268 |
| Additions | - | - | - | - |
| Balance at 31 December 2006 | 6,530 | 25,365 | 1,373 | 33,268 |
| | | | | |
| Balance at 1 January 2007 | 6,530 | 25,365 | 1,373 | 33,268 |
| Additions | - | - | - | - |
| Balance at 31 December 2007 | 6,530 | 25,365 | 1,373 | 33,268 |
| | | | | |
| Amortisation and impairment losses | | | | |
| Balance at 1 January 2006 | (2,777) | (23,872) | (1,373) | (28,022) |
| Amortisation for the year | - | (431) | - | (431) |
| Balance at 31 December 2006 | (2,777) | (24,303) | (1,373) | (28,453) |
| | | | | |
| Balance at 1 January 2007 | (2,777) | (24,303) | (1,373) | (28,453) |
| Amortisation for the year | - | (129) | - | (129) |
| Balance at 31 December 2007 | (2,777) | (24,432) | (1,373) | (28,582) |
| | | | | |
| Carrying amounts | | | | |
| At 1 January 2006 | 3,753 | 1,493 | - | 5,246 |
| At 31 December 2006 | 3,753 | 1,062 | - | 4,815 |
| | | | | |
| At 1 January 2007 | 3,753 | 1,062 | - | 4,815 |
| At 31 December 2007 | 3,753 | 933 | - | 4,686 |

## 11. Intangible assets - continued

| Dollars In Thousands | Parent | | |
|---|---|---|---|
| | Goodwill | Leasehold interests | Total |
| Cost | | | |
| Balance at 1 January 2006 | 6,522 | 2,710 | 9,232 |
| Additions | - | - | - |
| Balance at 31 December 2006 | 6,522 | 2,710 | 9,232 |
| Balance at 1 January 2007 | 6,522 | 2,710 | 9,232 |
| Additions | - | - | - |
| Balance at 31 December 2007 | 6,522 | 2,710 | 9,232 |
| Amortisation and impairment losses | | | |
| Balance at 1 January 2006 | (2,777) | (1,515) | (4,292) |
| Amortisation for the year | - | (101) | (101) |
| Balance at 31 December 2006 | (2,777) | (1,616) | (4,393) |
| Balance at 1 January 2007 | (2,777) | (1,616) | (4,393) |
| Amortisation for the year | - | (101) | (101) |
| Balance at 31 December 2007 | (2,777) | (1,717) | (4,494) |
| Carrying amounts | | | |
| At 1 January 2006 | 3,745 | 1,195 | 4,940 |
| At 31 December 2006 | 3,745 | 1,094 | 4,839 |
| At 1 January 2007 | 3,745 | 1,094 | 4,839 |
| At 31 December 2007 | 3,745 | 993 | 4,738 |

**Amortisation and impairment charge**

The amortisation and impairment charge is recognised in other operating expenses in the income statement:

| Dollars In Thousands | Group | | Parent | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Other operating expenses | 129 | 431 | 101 | 101 |
| | 129 | 431 | 101 | 101 |

**Impairment**

There was no impairment of goodwill and intangible assets during the year. Goodwill and intangible assets are reviewed for impairment each year. Goodwill is assessed for impairment by testing for impairment the value in use of the group of hotels to which the goodwill is allocated.

Based on this review the Directors are satisfied that there was no impairment of goodwill and intangible assets in the current year.

## 12. Investment in associate

The Group's share of loss in its associate for the year was $527,000 (2006: $ nil).

During the year, the Group acquired a 49.99% investment in First Sponsor Capital Limited. The Group has, through First Sponsor Capital Limited, invested in Guangdong Idea Valley City Strategy Limited. The principal activities of Guangdong Idea Valley City Strategy Limited and its subsidiaries are property owner and developer, agency service of property sales and provision of property related consulting services.

Summary financial information for associate, not adjusted for the percentage ownership held by the Group:

| *Dollars In Thousands* | Ownership | Current Assets | Non-current Assets | Total Assets | Current Liabilities | Non-current Liabilities | Total Liabilities | Revenues | Expenses | Profit/ (loss) |
|---|---|---|---|---|---|---|---|---|---|---|
| 2007<br>First Sponsor Capital Limited | 49.99% | 95,212 | 30,366 | 125,578 | (26,547) | (11,305) | (37,852) | 3,901 | (4,955) | (1,054) |

Movements in the carrying value of associate:

| *Dollars In Thousands* | Group 2007 | Group 2006 |
|---|---|---|
| Balance at 1 January | - | - |
| Purchase of investment | 42,517 | - |
| Share of post acquisition movement in foreign exchange reserves for the year | (197) | - |
| Share of loss for the year | (527) | - |
| Balance at 31 December | 41,793 | - |

## 13. Cash and cash equivalents

| | Group | | Parent | |
|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 |
| Time deposits | 98,856 | 170,187 | 11,700 | 19,500 |
| Cash and cash equivalents | 5,041 | 6,360 | 2,026 | 1,638 |
| Bank overdrafts | (926) | (1,792) | - | - |
| Cash and cash equivalents | 102,971 | 174,755 | 13,726 | 21,138 |

## 14. Trade and other receivables

| | | Group | | Parent | |
|---|---|---|---|---|---|
| *Dollars In Thousands* | Note | 2007 | 2006 | 2007 | 2006 |
| Trade receivables | | 14,285 | 14,137 | 4,480 | 4,726 |
| Related parties | 25 | 40 | 6 | 5,353 | 986 |
| Other trade receivables and pre-payments | | 11,682 | 4,369 | 479 | 444 |
| | | 26,007 | 18,512 | 10,312 | 6,156 |

## 15. Inventories

| | Group | | Parent | |
|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 |
| Raw materials and consumables | 944 | 882 | 401 | 362 |
| Finished goods | 1,001 | 1,010 | 199 | 152 |
| | 1,945 | 1,892 | 600 | 514 |

## 16. Current tax assets and liabilities

| | Group | | Parent | |
|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 |
| Income tax receivable | - | - | 169 | 580 |
| Income tax payable | (89) | (1,557) | - | - |

The current tax asset /(liability) represents the amount of income taxes receivable (payable) in respect of current and prior periods.

## 17. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 21.

| | Group | | Parent | |
|---|---|---|---|---|
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 |
| Secured bank loans | 53,995 | 44,299 | - | - |
| Less current portion of secured bank loans | - | - | - | - |
| Non-current liabilities | 53,995 | 44,299 | - | - |
| Current liabilities | - | - | - | - |

**Terms and debt repayment schedule**
The bank loans are secured over land and buildings with a carrying amount of $142,325,000 (2006: $112,186,000). The bank loans have no fixed term of repayment and the bank facility matures on 31 October 2011.

## 18. Provisions

| | Group | Parent |
|---|---|---|
| *Dollars In Thousands* | FF&E Site Restoration | FF&E |
| Balance at 1 January 2006 | 2,864 | 1,787 |
| Provisions made during the year | 586 | 303 |
| Provisions used during the year | (1,725) | (1,714) |
| Balance at 31 December 2006 | 1,725 | 376 |
| Non-current | 397 | 376 |
| Current | 1,328 | - |
| Balance at 1 January 2007 | 1,725 | 376 |
| Provisions made during the year | 3,782 | 327 |
| Provisions used during the year | (300) | (179) |
| Balance at 31 December 2007 | 5,207 | 524 |
| Non-current | 724 | 524 |
| Current | 4,483 | - |

An obligation exists under certain leases to restore various aspects for the effect of the Group's operations and to maintain hotel equipment in running order. Provisions in respect of the estimates of such costs have been recognised.

## 19. Deferred tax assets and liabilities

**Recognised deferred tax assets and liabilities**

Deferred tax assets and liabilities are attributable to the following:

| | Group | | | | | |
|---|---|---|---|---|---|---|
| | Assets | | Liabilities | | Net | |
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Property, plant and equipment | - | - | 19,846 | 15,131 | 19,846 | 15,131 |
| Development properties | (861) | (907) | - | - | (861) | (907) |
| Investment properties | - | - | - | - | - | - |
| Provisions | (2,388) | (410) | - | - | (2,388) | (410) |
| Employee benefits | (772) | (914) | - | - | (772) | (914) |
| Trade and other payables | - | (26) | 1,316 | - | 1,316 | (26) |
| Net tax (assets) / liabilities | (4,021) | (2,257) | 21,162 | 15,131 | 17,141 | 12,874 |

| | Parent | | | | | |
|---|---|---|---|---|---|---|
| | Assets | | Liabilities | | Net | |
| *Dollars In Thousands* | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Property, plant and equipment | - | - | 11,141 | 8,408 | 11,141 | 8,408 |
| Provisions | (879) | (28) | - | - | (879) | (28) |
| Employee benefits | (3) | (3) | - | - | (3) | (3) |
| Trade and other payables | (272) | (1,055) | - | - | (272) | (1,055) |
| Net tax (assets) / liabilities | (1,154) | (1,086) | 11,141 | 8,408 | 9,987 | 7,322 |

**Unrecognised deferred tax assets**

The KIN Group has A$7.4 million (2006: A$4.7 million) franking credits available as at 31 December 2007.

**Movement in temporary differences during the year**

| | Group | | | |
|---|---|---|---|---|
| *Dollars In Thousands* | Balance 1 Jan 06 | Recognised in income | Recognised in equity | Balance 31 Dec 06 |
| Property, plant and equipment | 12,305 | 250 | 2,576 | 15,131 |
| Development properties | 4,239 | (5,146) | - | (907) |
| Investment properties | (256) | 256 | - | - |
| Provisions | (298) | (112) | - | (410) |
| Employee benefits | (855) | (59) | - | (914) |
| Trade and other payables | (1,833) | 1,807 | - | (26) |
| | 13,302 | (3,004) | 2,576 | 12,874 |

| | Group | | | |
|---|---|---|---|---|
| *Dollars In Thousands* | Balance 1 Jan 07 | Recognised in income | Recognised in equity | Balance 31 Dec 07 |
| Property, plant and equipment | 15,131 | 650 | 4,065 | 19,846 |
| Development properties | (907) | 46 | - | (861) |
| Provisions | (410) | (1,978) | - | (2,388) |
| Employee benefits | (914) | 142 | - | (772) |
| Trade and other payables | (26) | 1,342 | - | 1,316 |
| | 12,874 | 202 | 4,065 | 17,141 |

## 19. Deferred tax assets and liabilities - continued

**Movement in temporary differences during the year**

| *Dollars In Thousands* | Parent | | | |
|---|---|---|---|---|
| | Balance 1 Jan 06 | Recognised in income | Recognised in equity | Balance 31 Dec 06 |
| Property, plant and equipment | 5,787 | 45 | 2,576 | 8,408 |
| Provisions | (38) | 10 | - | (28) |
| Employee benefits | - | (3) | - | (3) |
| Trade and other payables | (1,000) | (55) | - | (1,055) |
| | 4,749 | (3) | 2,576 | 7,322 |

| *Dollars In Thousands* | Parent | | | |
|---|---|---|---|---|
| | Balance 1 Jan 07 | Recognised in income | Recognised in equity | Balance 31 Dec 07 |
| Property, plant and equipment | 8,408 | 2 | 2,731 | 11,141 |
| Provisions | (28) | (851) | - | (879) |
| Employee benefits | (3) | - | - | (3) |
| Trade and other payables | (1,055) | 783 | - | (272) |
| | 7,322 | (66) | 2,731 | 9,987 |

## 20. Trade and other payables

| *Dollars In Thousands* | Group | | Parent | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Trade payables | 2,278 | 3,703 | 729 | 578 |
| Employee entitlements | 2,640 | 2,748 | 38 | 11 |
| Non-trade payables and accrued expenses | 12,762 | 11,059 | 4,543 | 4,018 |
| | 17,680 | 17,510 | 5,310 | 4,607 |

## 21. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business.

**Liquidity risk**

Liquidity risk represents the Group's ability to meet its contractual obligations. The Group evaluates its liquidity requirements on an ongoing basis. In general, the Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities.

**Credit risk**

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

21. Financial instruments - continued

**Interest rate risk**

**Effective interest and repricing analysis**

In respect of income – earning financial assets and interest bearing financial liabilities the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

| Group | | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|---|
| *Dollars In Thousands* | Note | Effective interest rate | Total | 6 months or less | Effective interest rate | Total | 6 months or less |
| Interest bearing cash & cash equivalents * | 13 | 5.25% to 8.78% | 103,793 | 103,793 | 3.90% to 7.67% | 174,203 | 174,203 |
| Secured bank facility * | 17 | 8.63% to 9.37% | (53,995) | (53,995) | 7.65% to 8.16% | (44,299) | (44,299) |
| Bank overdrafts * | 13 | 8.69% | (926) | (926) | 7.96% | (1,792) | (1,792) |

| Parent | | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|---|
| *Dollars In Thousands* | Note | Effective interest rate | Total | 6 months or less | Effective interest rate | Total | 6 months or less |
| Interest bearing cash & cash equivalents * | 13 | 7.40% to 8.78% | 13,686 | 13,686 | 7.25% to 7.64% | 21,099 | 21,099 |

* These assets / (liabilities) bear interest at a fixed rate.

**Sensitivity analysis**

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

**Foreign currency risk**

The Company owns 61.30% of KIN Holdings Limited and 49.99% of First Sponsor Capital Limited. Substantially all the operations of these subsidiary and associate groups are denominated in foreign currencies. The effective portion of exchange gains and losses resulting from translation of the net investment in foreign subsidiaries and associated companies are carried forward in the Exchange Translation Reserve.

At balance date, the Group has net assets totalling $225.9 million (2006: $207.2 million) that are not hedged. The Group does not have any other foreign currency monetary assets or monetary liabilities that are not hedged for the lesser of the next twelve months and the period until settlement.

21. **Financial instruments (continued)**

**Capital management**
The Group's capital includes share capital and retained earnings.

The Group's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Group recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position.

The Group is not subject to any external imposed capital requirements.

The allocation of capital is, to a large extent, driven by optimisation of the return achieved on the capital allocated.

The Group's policies in respect of capital management and allocation are reviewed regularly by the Board of Directors.

**Fair values**
The fair values together with the carrying amounts shown in the balance sheet are as follows:

| **Group** | | Carrying amount | Fair value | Carrying amount | Fair value |
|---|---|---|---|---|---|
| *Dollars In Thousands* | Note | 2007 | 2007 | 2006 | 2006 |
| Trade and other receivables | 14 | 26,007 | 26,007 | 18,512 | 18,512 |
| Cash and cash equivalents | 13 | 102,971 | 102,971 | 174,755 | 174,755 |
| Secured bank loans | 17 | (53,995) | (53,995) | (44,299) | (44,299) |
| Trade and other payables, provisions and related parties | 18, 20, 25 | (23,368) | (23,368) | (19,530) | (19,530) |
| | | 51,615 | 51,615 | 129,438 | 129,438 |
| Unrecognised (losses) / gains | | | - | | - |

| **Parent** | | Carrying amount | Fair value | Carrying amount | Fair value |
|---|---|---|---|---|---|
| *Dollars In Thousands* | Note | 2007 | 2007 | 2006 | 2006 |
| Trade and other receivables and advances to subsidiaries | 14, 25 | 20,062 | 20,062 | 10,784 | 10,784 |
| Cash and cash equivalents | 13 | 13,726 | 13,726 | 21,138 | 21,138 |
| Trade and other payables, provisions and related parties | 18, 20, 25 | (6,315) | (6,315) | (5,278) | (5,278) |
| | | 27,473 | 27,473 | 26,644 | 26,644 |
| Unrecognised (losses) / gains | | | - | | - |

**Estimation of fair values**
The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

(a) Cash, accounts receivable, accounts payable, inventories. The carrying amount for these balances approximate their value because of the short maturities of these items.
(b) Shares in companies and other investments. The carrying amount for these balances represents cost less impairment, if any.
(c) Borrowings. The carrying amount for the borrowings represent their fair values because the interest rates are reset to market periodically, every 3 to 6 months. Fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

## 22. Operating leases

**Leases as lessee**
Non-cancellable operating lease rentals are payable as follows:

| *Dollars In Thousands* | Group 2007 | Group 2006 | Parent 2007 | Parent 2006 |
|---|---|---|---|---|
| Less than one year | 9,579 | 11,013 | 5,247 | 4,892 |
| Between one and five years | 28,472 | 30,399 | 17,080 | 17,677 |
| More than five years | 33,004 | 38,208 | 23,410 | 23,248 |
| | 71,055 | 79,620 | 45,737 | 45,817 |

The Group leases a number of hotels and motor vehicles under operating leases. The hotel leases typically run for a period of years, with an option to renew the lease after that date. Lease payments are increased regularly to reflect market rentals. None of the leases includes contingent rentals.

During the year ended 31 December 2007, $11,282,000 was recognised as an expense in the income statement in respect of operating leases (2006: $12,000,000). Operating lease expenses for the Parent were $5,156,000 in 2007 (2006: $4,835,000).

## 23. Capital commitments

As at 31 December 2007, the Group entered into contracts to purchase property, plant and equipment for $4,148,000 (2006: $3,806,000).
As at 31 December 2007, the Parent entered into contracts to purchase property, plant and equipment for $nil (2006: $nil).

## 24. Related parties

**Identity of related parties**
The Group has a related party relationship with its subsidiaries (see note 25), and with its directors and executive officers.

**Transactions with key management personnel**
Directors of the Company and their immediate relatives control 0.71% (2006: 0.71%) of the voting shares of the Company. Loans to directors for the year ended 31 December 2007 amounted to $nil (2006: $nil). The key management personnel compensation consists of short-term employee benefits.

Total remuneration is included in "personnel expenses" (see note 3):

| *Dollars In Thousands* | Group 2007 | Group 2006 | Parent 2007 | Parent 2006 |
|---|---|---|---|---|
| Directors | 993 | 683 | 660 | 385 |
| Executive officers | 637 | 591 | 516 | 478 |
| | 1,630 | 1,274 | 1,176 | 863 |

## 25. Group entities

**Control of the Group**
Millennium & Copthorne Hotels New Zealand Limited is a 70.22% owned subsidiary of CDL Hotels Holdings New Zealand Limited which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate parent company is Hong Leong Investment Holdings Pte Ltd in Singapore.

### 25. Group entities - Control of the Group - continued

At balance date there were related party advances owing from/(owing to) the following related companies:

| Dollars In Thousands | Note | Nature of balance | Group 2007 | Group 2006 |
|---|---|---|---|---|
| Millennium & Copthorne Hotels plc | 14 | Recovery of expenses | 40 | 6 |
| Millennium & Copthorne Hotels plc | | Recharge of expenses | (480) | (43) |
| Millennium & Copthorne International Ltd | | Recharge of expenses | (1) | (252) |
| | | | (481) | (295) |

No debts with related parties were written off or forgiven during the year. No interest was charged on these advances during 2007 and 2006. There are no set repayment terms. During this period costs amounting to $250,000 (2006: $250,000) have been recorded in the Income Statement in respect of fees payable to Millennium & Copthorne Hotels plc for the provision of management and marketing support.

During the 2006 year legal fees of $103,000 were paid to Bell Gully of which Mr. GA McKenzie (Director) was a partner.
During the year accounting fees of $17,000 (2006: $26,000) were paid to Bobb Management Pty Ltd of which Mr. R Bobb (Director) is a shareholder/director.

**Parent**
At balance date, there were interest bearing inter-company advances owing from Context Securities Limited of $9,750,000 (2006: $4,628,000). Net interest on advances of $462,000 (2006: $314,000) was received from Context Securities Limited during the year. The average interest rate charged during the year was 9.55% (2006: 7.25%). There were no repayment terms.

At balance date there were related party advances owing from/(owing to) the following related companies:

| Dollars In Thousands | Note | Nature of balance | Parent 2007 | Parent 2006 |
|---|---|---|---|---|
| Millennium & Copthorne Hotels plc | | Recovery of expenses | 40 | 6 |
| Context Securities Ltd | | Prepaid expenses | 4,558 | - |
| MCHNZ Investments Ltd | | Intercompany account | (90) | - |
| Kingsgate International Corporation Ltd | | Intercompany account | (76) | - |
| Quantum Ltd | | Management fees | 921 | 980 |
| | 14 | | 5,353 | 986 |
| Millennium & Copthorne Hotels plc | | Recharge of expenses | (480) | (43) |
| Millennium & Copthorne International Ltd | | Recharge of expenses | (1) | (252) |
| | | | (481) | (295) |

No debts with related parties were written off or forgiven during the year. No interest was charged on these advances during 2007 and 2006. There are no set repayment terms.
During the year dividend income of $3,760,000 (2006: $3,096,000) and $ nil (2006: $328,000) were received from CDL Investments New Zealand Limited and Quantum Limited, respectively.

Management fees of $1,230,000 (2006:$ 1,314,000) were received from Quantum Limited during the year.

Although the Group owns less than half of the voting power of Bay of Islands Joint Venture, it is able to govern the financial and operating policies of the company by virtue of an agreement with the other investors of the Joint Venture. Consequently, the Group consolidates its investment in the company.

25. **Group entities** - continued

**Subsidiary companies**

The principal subsidiary companies of Millennium & Copthorne Hotels New Zealand Limited included in the consolidation as at 31 December 2007 are:

| | Principal Activity | Holding by Millennium & Copthorne Hotels New Zealand Limited % |
|---|---|---|
| Context Securities Limited | Investment Holding | 100.00 |
| MCHNZ Investments Limited | Investment Holding | 100.00 |
| Millennium & Copthorne Hotels Limited | Dormant | 100.00 |
| All Seasons Hotels & Resorts Limited | Dormant | 100.00 |
| Copthorne Hotel & Resort Bay of Islands Joint Venture | Hotel Operations | 49.00 |
| Quantum Limited | Holding Company | 70.00 |
| 100% owned subsidiaries of Quantum Limited are: | | |
| QINZ Holdings (New Zealand) Limited | Holding Company | |
| Kingsgate Hotels and Resorts Limited | Dormant/(Franchise Holder) | |
| Hospitality Group Limited | Holding Company | |
| 100% owned subsidiaries of Hospitality Group Limited are: | | |
| Hospitality Leases Limited | Lessee Company /Hotel Operations | |
| QINZ Anzac Avenue Limited | Hotel Owner | |
| Hospitality Services Limited | Hotel Operations/Franchise Holder | |
| CDL Investments New Zealand Limited | Holding Company | 64.32 |
| 100% owned subsidiaries of CDL Investments New Zealand Limited are: | | |
| CDL Land New Zealand Limited | Property Investment and Development | |
| KIN Holdings Limited | Holding Company | 61.30 |
| 100% owned subsidiaries of KIN Holdings Limited are: | | |
| Kingsgate International Corporation Limited | Holding Company | |
| Kingsgate Holdings Pty Limited | Holding Company | |
| Kingsgate Investments Pty Limited | Residential Apartment Developer / (Shopping Centre Owner) | |
| Kingsgate Hotels Pty Limited | Dormant | |
| Birkenhead Holdings Pty Limited | Holding Company | |
| Birkenhead Investments Pty Limited | Dormant /(Shopping Centre Owner) | |
| Birkenhead Services Pty Limited | Dormant/( Service Company) | |
| Hotelcorp New Zealand Limited | Holding Company | |

**Associate company**

The associate company included in the consolidated financial statements of Millennium & Copthorne Hotels New Zealand Limited as at 31 December 2007 is:

| | Principal Activity | Holding by MCHNZ Investments Limited % |
|---|---|---|
| First Sponsor Capital Limited | Investment Holding | 49.99 |

26. **Accounting estimates and judgements**

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

**Critical accounting judgements in applying the Group's accounting policies**

Certain critical accounting judgements in applying the Group's accounting policies are described below.

**Property, plant and equipment**

The Group adopted a revaluation model of valuing land and buildings rather than the cost model. This results in any future decreases in asset values being charged in the income statement unless there is a surplus for that asset in the revaluation account in which case the decrease can be charged to equity.

**Development property**

The Group is also exposed to market fluctuations in the value of development properties. The carrying value of development properties is $132,422,000 (2006: $115,851,000) while the net realisable value determined by independent valuers is $273,200,000 (2006: $208,144,000). Accordingly there has to be a significant decline in value before the Group is affected.

**Make good provisions**

The Group is exposed to obligations to restore various aspects on certain sites it leases at the end of the lease. The leases in respect of which these obligations exists will expire between 2008 and 2010.

**Key sources of estimation uncertainty**

Note 11 contains information about the assumptions and their risk factors relating to goodwill impairment.

KPMG

# Audit report

## To the shareholders of Millennium & Copthorne Hotels New Zealand Limited

We have audited the financial statements on pages FIN 1 to FIN 37. The financial statements provide information about the past financial performance and financial position of the company and group as at 31 December 2007. This information is stated in accordance with the accounting policies set out on pages FIN 5 to FIN 12.

**Directors' responsibilities**

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 31 December 2007 and the results of their operations and cash flows for the year ended on that date.

**Auditors' responsibilities**

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

**Basis of opinion**

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other services to the company and certain of its subsidiaries in relation to taxation and general accounting services. Partners and employees of our firm may also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.

KPMG

**Unqualified opinion**

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;

- the financial statements on pages FIN 1 to FIN 37:

  - comply with New Zealand generally accepted accounting practice;

  - give a true and fair view of the financial position of the company and group as at 31 December 2007 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 20 February 2008 and our unqualified opinion is expressed as at that date.

KPMG.

Auckland

# CHAIRMAN'S REVIEW

## Financial Performance

Millennium & Copthorne Hotels New Zealand Limited ("MCHNZ") has reported an operating profit after tax of $24.2 million for the year ended 31 December 2007 (2006: $26.9 million). Operating profit before tax, minorities and associates was $46.6 million (2006: $47.3 million) with the New Zealand hotel operations contributing 29.5 per cent, CDL Investments New Zealand Limited contributing 50.0 per cent and the Australian operations contributing 20.5 per cent.

Group revenue (excluding finance income) for the period under review was $168.0 million. This was a decrease of 10.6 % percent on the previous twelve months (2006: $187.3 million). Gross operating profit decreased by 1.4 % to $96.9 million (2006: $98.3 million). Earnings per share were 6.93 cents per share (2006: 7.70 cents ).

Revenue was affected by a mix of positive and negative factors during the year. The three Auckland properties all provided positive contributions and increased revenue. Further gains were also made at the Qualmark 5-star rated Millennium Hotel Christchurch. These gains were offset by decreases in rooms inventory and associated revenue to allow completion of refurbishment work at Copthorne Hotel Wellington Oriental Bay and Copthorne Hotel & Resort Bay of Islands, as well as the closure of Kingsgate Hotel Greenlane at the end of its lease in April 2007.

MCHNZ adopted the New Zealand equivalents to the International Financial Reporting Standards ('NZ IFRS') in 2005.

## Financial Position

Shareholders' funds excluding minority interests as at 31 December 2007 totaled $396.1 million (2006: $355.4 million) with total assets at $604.9 million (2006: $560.9 million). Net asset backing (with land and building revaluations and before distributions) as at 31 December 2007 was 113.3 cents per share compared to 101.7 cents per share as at 31 December 2006.

## New Zealand Hotel Operations

Revenue for the New Zealand hotel operations (18 (2006: 19) owned / leased / operated hotels excluding 13 franchised properties) for the period under review was $125.1 million. (2006: $128.3 million). Hotel occupancy for the period was 69 percent across the Group.

During the period under review, a rebuild of our 118-room hotel at Oriental Bay, Wellington was undertaken, culminating in the rebranding of the property from a Kingsgate Hotel to the current Copthorne Hotel standard. Feedback on the well appointed rooms, restaurant, conference and public areas complemented by an entrance along Oriental Parade has been universally positive. The hotel is trading ahead of previous years.

A new 35-room wing was completed at the Copthorne Hotel & Resort Bay of Islands which included installation of New Zealand's largest single flat plate solar collection system to heat water to the guestrooms and to the hotel pools.

In line with the Company's progressive maintenance and refurbishment programme, refurbishment and maintenance works were carried out and completed at Millennium Hotel Rotorua, Millennium Hotel Queenstown, Copthorne Hotel Auckland Harbourcity, Kingsgate Hotel Palmerston North, Kingsgate Hotel Dunedin and Kingsgate Hotel Te Anau.

MCHNZ also welcomed Copthorne Hotel Taupo and Kingsgate Hotel Portland Wellington to its network of 32 properties in New Zealand.

## CDL Investments New Zealand Limited ("CDLI")

CDLI announced an operating profit after tax for the year ended 31 December 2007 of $15.1 million (2006: $10.9 million). During 2007, CDLI sold over 200 sections and the value of its land portfolio increased by $45.7 million to $202.7 million. This very positive result reflected the prevailing market conditions.

MCHNZ increased its stake in CDLI during 2007 by electing to receive its dividend in shares. MCHNZ now holds 64.32% of CDLI (2005: 63.48%).

## Australian Operations

During 2007, marketing of the Zenith Residences continued but the number of unit sales achieved was below expectations. There was more interest shown in short term leasing of the units and a number of leases were entered into. Traditionally, such leasing has led to sales in the medium term.

Despite proactive efforts to do so, the Company has still not yet received the funds held on trust in respect of the sale of the Birkenhead Point Marina. Recovery of the funds is dependent on finalization of the terms of the new lease between NSW Maritime (previously Waterways) and the purchaser. These discussions have continued without any final resolution.

## Joint Venture in China (i-Vale)

The Company announced in late September 2007 that it had, through a wholly owned subsidiary, entered into a Strategic Cooperation Agreement to invest in a property related group of companies operating predominantly in China ('i-Vale Group') with another wholly owned subsidiary of Tai Tak Estates Sdn Bhd ('Tai Tak'), the Company's long time Singapore-based investment partner in Australia, Guangdong Idea Valley Group Co., Ltd., the then holding company of i-Vale Group and its Chief Executive Officer, Mr Cheung Ping Kwong. Obligations under the Strategic Cooperation Agreement have essentially been completed at balance date. As at 31 December 2007, the Company and Tai Tak have each contributed approximately NZD 43.7 million into a special purpose entity, First Sponsor Capital Limited ('First Sponsor'), which has acquired a 60% majority equity interest in i-Vale Group with the management team of i-Vale Group, including Mr Cheung, holding the remaining 40% minority equity stake.

For the period ended 31 December 2007, due primarily to a foreign exchange loss of USD 2.1 million recorded by First Sponsor as a result of the weakening of Australian cash reserves held by it against its USD reporting currency, First Sponsor recorded a profit after tax of approximately USD 114,000 but a net attributable loss after minority interest of USD 812,000 for which the Company shares approximately 50% of this profit and loss impact.

In late January 2008, Millennium & Copthorne Hotels plc (through a wholly owned subsidiary) and Tai Tak, each contributed an additional USD15 million into First Sponsor to fund the expansion plan of First Sponsor. As such, the Company's economic interest in First Sponsor is now approximately 34%.

The Company is not ruling out increasing its investment in First Sponsor provided that the anticipated returns can be met or exceeded.

## Dividend Announcement

The Company has resolved to pay a fully imputed ordinary dividend of 2.5 cents per share payable on 9 May 2008 (2006: 2.5 cents per share). The record date will be 2 May 2008.

## Outlook

During 2008, the Company will be building on a number of successful projects and initiatives completed during 2007 as well as obtaining satisfactory returns on investment from new and upgraded inventory. The decline in international visitor numbers remains a concern and the Company's focus will therefore be boosting its presence in critical market segments in order to grow its market share, particularly in the corporate and conferencing markets. Further, the Company remains willing and able to grow both within New Zealand and overseas where suitable opportunities arise and is in the advantageous position of not being highly geared.

## Management and staff

On behalf of the Board of Directors, I thank the Company's management and staff for their efforts during 2007.

Wong Hong Ren

**Wong Hong Ren**
**Chairman**
**20 February 2008**

## MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND UPGRADES PROPERTIES FOR GROWTH IN 2008

New Zealand's largest hotel operator, Millennium & Copthorne Hotels New Zealand Limited (**NZX: MCK**) today reported its preliminary results for the year ended 31 December 2007.

Chairman Mr. Wong Hong Ren announced that the company had achieved an operating profit of $24.2 million (2006: $26.9 million) on total revenue of $168.0 million (2006: $187.3 million).

"Overseas visitor numbers into New Zealand from some key markets have been declining year on year and this, together with the level of the New Zealand dollar, is a concern. Despite that, we have been able to deliver profitable results for another year even with reduced inventory", he said.

Those inventory reductions were mostly due to the closure of Kingsgate Hotel Greenlane Auckland and refurbishment work carried out in 2007 as part of the Company's ongoing programme of progressive refurbishments. In 2007, work was carried out at the Company's hotels in Wellington, Christchurch and the Bay of Islands.

"This investment secures our future. Our new Copthorne Hotel Wellington Oriental Bay, Qualmark five-star Millennium Hotel Christchurch and the new wing at the Copthorne Hotel & Resort Bay of Islands all give us a solid platform to build on over the next few years", said Mr. Wong.

Mr. Wong noted that the 2007 results were not truly indicative of the Company's true performance in 2007.

"The operating profit does not reflect the fact that the New Zealand hotel operations performed satisfactorily despite reduced inventory, nor does it reflect the very strong results of CDL Investments", he said.

Mr. Wong also noted that the obligations under the i-Vale Strategic Cooperation Agreement in China had essentially been completed. While i-Vale made an operating profit in 2007, its results were affected by a foreign exchange loss which had been reflected in the Company's results.

The Company, which owns, leases, manages and franchises a portfolio of hotels across New Zealand and trades under the Millennium, Copthorne and Kingsgate brands, has resolved to maintain a fully imputed ordinary dividend of 2.5 cents per share. The dividend would be payable to shareholders on 9 May 2008. The record date is 2 May 2008.

Looking at the prospects for 2008, Managing Director Mr. B K Chiu said that success would come from raising the bar across all areas of the Company, particularly when it came to service.

"2007 saw the enhancement of our hotel assets across our network. That enhancement included a commitment to sustainability and the environment with the installation of New Zealand's largest single plate solar heating panels at Copthorne Hotel & Resort Bay of Islands. In 2008 we aim to go further, grow our hotel business and deliver a truly outstanding hospitality experience to all of our guests each and every time they stay, dine and conference with us", he said.

**Summary of results:**

| | | | |
|---|---|---|---|
| • | Operating profit after tax | $24.2 million | (2006:$26.9 million) |
| • | Operating profit before tax and minorities & associates | $46.6 million | (2006: $47.3 million) |
| • | Total group revenue | $168.0 million | (2006:$187.3 million) |
| • | Shareholders' funds excluding minority interests | $396.1 million | (2006: $355.4 million) |
| • | Total assets | $604.9 million | (2006: $560.9 million) |

**ENDS**

Issued by Millennium & Copthorne Hotels New Zealand Limited

Enquiries to:

B K Chiu
Managing Director
(09) 913 8058

or

Takeshi Ito
Company Secretary
(09) 913 8005

END